 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 6, 1996

                                                REGISTRATION NO. 333-15421
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                           PLATINUM TECHNOLOGY, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                              36-3509662
    (STATE OR OTHER JURISDICTION OF               (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)               IDENTIFICATION NO.)

   1815 SOUTH MEYERS ROAD, OAKBROOK TERRACE, ILLINOIS 60181, (630) 620-5000 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                MICHAEL C. WYATT, ESQ., 1815 SOUTH MEYERS ROAD,
               OAKBROOK TERRACE, ILLINOIS 60181, (630) 620-5000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
        MATTHEW S. BROWN, ESQ.                DOUGLAS R. NEWKIRK, ESQ.
          MARK D. WOOD, ESQ.                    MISTY S. GRUBER, ESQ.
         KATTEN MUCHIN & ZAVIS                 SACHNOFF & WEAVER, LTD.
  525 WEST MONROE STREET, SUITE 1600      30 SOUTH WACKER DRIVE, SUITE 2900
        CHICAGO, ILLINOIS 60661                CHICAGO, ILLINOIS 60606
            (312) 902-5200                         (312) 207-1000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED NOVEMBER 6, 1996

PROSPECTUS
          , 1996
                                  $85,000,000

                                      LOGO

                   % CONVERTIBLE SUBORDINATED NOTES DUE 2001

  The Convertible Subordinated Notes (the "Notes") to be issued by PLATINUM technology, inc. (the "Company") will be convertible at the option of the holder into shares of Common Stock, $.001 par value per share (including preferred stock purchase rights), of the Company (the "Common Stock"), at any time prior to maturity, unless previously redeemed, at a conversion price of
$     per share (equivalent to a conversion rate of     shares per $1,000
principal amount of Notes), subject to adjustment under certain circumstances.
Interest on the Notes is payable semi-annually on                 and        of
each year, commencing                , 1997.

  The Notes will be redeemable, in whole or in part, at the option of the
Company, for cash at any time on or after           , 1999 at the redemption
prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. The Company will be required to offer to purchase the Notes in the event of a Change of Control (as defined herein) at 100% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. The
Notes will mature on           , 2001. See "Description of the Notes."

  The Notes are unsecured general obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company. In addition, the Notes are effectively subordinated to all liabilities (including trade payables) of the Company's Subsidiaries (as defined herein). The Indenture (as defined herein) does not restrict the incurrence of Senior Indebtedness or other indebtedness by the Company or its Subsidiaries. As of September 30, 1996, the Company had approximately $19,805,000 of Senior Indebtedness and the Company's Subsidiaries had approximately $24,670,000 of trade payables and accrued liabilities. See "Use of Proceeds" and "Description of the Notes."

  On November 5, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market (where it is traded under the symbol "PLAT") was $12 7/8 per share. The Company has applied for listing of the Notes on The Nasdaq SmallCap Market.

  FOR A DISCUSSION OF CERTAIN RISKS AND OTHER FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES, SEE "RISK FACTORS" COMMENCING ON PAGE 7.

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
   PASSED   UPON   THE  ACCURACY   OR   ADEQUACY  OF   THIS   PROSPECTUS.ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

----------------------------------------------------------------------
                                     PRICE   UNDERWRITING   PROCEEDS
                                    TO THE   DISCOUNTS AND   TO THE
                                   PUBLIC(1) COMMISSIONS(2) COMPANY(3)
----------------------------------------------------------------------
Per Note.........................        %           %            %
Total (4)........................  $           $            $
----------------------------------------------------------------------

(1) Plus accrued interest, if any from the date of issuance.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by the Company, estimated at $450,000.

(4) The Company has granted to the Underwriters an option, exercisable within 30 days hereof, to purchase up to an additional $12,750,000 aggregate principal amount of Notes, on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total price to the public, underwriting
    discounts and commissions and proceeds to the Company will be $     , $
    and $     , respectively. See "Underwriting."

  The Notes are being offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to certain other conditions. The Underwriters reserve their right to withdraw, cancel or modify the offering and to reject orders in whole or in part. It is expected that delivery of the Notes will be made in New York, New
York on or about            , 1996 to investors in book-entry form through the
facilities of The Depository Trust Company against payment therefor in immediately available funds.

DONALDSON, LUFKIN & JENRETTE
     SECURITIES CORPORATION
                               HAMBRECHT & QUIST

                                                   ROBERTSON, STEPHENS & COMPANY

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES, THE COMPANY'S COMMON STOCK, OR BOTH, AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ SMALLCAP MARKET, THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNT OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7 AND 10B-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               ----------------

  This Prospectus includes product names and other trade names and trademarks of the Company and its Subsidiaries and of other companies.

                               ----------------

  The Notes will be available initially in book-entry form and the Company expects that the Notes sold pursuant hereto will be issued in the form of a Global Note (as defined herein), which will be deposited with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of Cede & Co., its nominee. Beneficial interests in the Global Note representing the Notes will be shown on, and transfers thereof will be effected through, records maintained by the Depositary and its participants. After the initial issuance of the Global Note, Notes in certified form will be issued in exchange for the Global Note on the terms set forth in the Indenture (as defined herein). See "Description of the Notes--Book-Entry, Delivery and Form."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein. As used in this Prospectus, except where the context clearly requires otherwise, references made to "PLATINUM" and the "Company" shall mean PLATINUM technology, inc. and its Subsidiaries. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." Prospective investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

  The Company develops, markets and supports enterprise infrastructure software products, and provides related professional services, for administering the prevailing complex, heterogeneous computing environment known as the open enterprise environment (the "OEE"). These products and services increase the performance and interoperability of computing systems and databases in the OEE and provide users, primarily in large and data intensive organizations, with more efficient and productive access to and use of critical information. The Company's products typically perform fundamental, mission-critical functions, such as maintenance of data integrity, systems security, systems scheduling and project and process management. The Company offers enterprise infrastructure software products through five business units: systems management, database management, application lifecycle, business intelligence and data warehouse. Addressing businesses' increasing demand for simplified vendor relationships and complete solutions to information technology ("IT") problems, the Company's goal is to become the leading provider of enterprise infrastructure solutions by offering a comprehensive set of "best of breed" point products, fully integrated product suites and a wide array of professional services, including consulting, systems integration and educational programs.

  To achieve its goal, the Company identified enterprise infrastructure systems technologies and skill sets, and, through a combination of an aggressive acquisition program and vigorous internal product development efforts, the Company has assembled the competencies to create complete enterprise infrastructure solutions. Since mid-1994, the Company has acquired 32 businesses and 22 technologies. The Company is now leveraging the breadth of its product lines and its professional service capabilities, and is devoting substantial resources to integrating its products and technologies, to provide complete, customized solutions for enterprise infrastructure problems. These solutions range from single products to sets of integrated products from multiple business units bundled into a product suite, along with design and implementation services provided by the Company's professional services staff. These solutions also include ongoing product upgrades, maintenance and support, sometimes pursuant to multi-year contracts. Evidencing the increasing demand of the Company's customers for comprehensive solutions, the Company executed 32 transactions of over $1 million each during the first nine months of 1996, as compared to only one such transaction during the first nine months of 1995. The Company's total revenues and software products revenue increased 43% and 50%, respectively, for the first nine months of 1996 as compared to the same period in 1995.

  During 1996, the Company's software developers have focused on product integration and the bundling of products to satisfy critical customer needs, along with continued expansion and enhancement of the Company's product line. The Company has also been enabling its products and suites for application with intranets, the Internet and the World Wide Web. The cornerstone of the Company's integration efforts is the PLATINUM Open Enterprise Management Solution ("POEMS"), an architecture designed to give the Company's products a common look and feel, common installation and distribution and common communication, data and events handling. The Company is creating solutions for general business needs, as well as the needs of specific industries. For example, the Company recently released PLATINUM RiskAdvisor, a data warehouse decision support application developed specifically for the insurance industry. The Company has also released its "Netcessities" product suite for building, testing and deploying intranet applications, and has developed a comprehensive solution for the Year 2000 problem. In addition, the Company intends to use a number of its current products and technologies as the foundation for a new, integrated product offering designed to enable companies to simultaneously manage, maintain and deploy multiple Web sites.

                                  THE OFFERING

Securities Offered........  $85,000,000 principal amount of   % Convertible
                            Subordinated Notes due      , 2001.

Payment of Interest.......             and           , commencing         ,
                            1997.

Conversion Rights.........  The Notes will be convertible, at the holder's option, into shares of Common Stock, at any time at or prior to maturity, unless previously redeemed,
                            at a conversion price of $   per share, subject to
                            adjustment under certain circumstances as described herein (the "Conversion Price"). Accordingly, each $1,000 principal amount of Notes is initially
                            convertible into       shares of Common Stock,
                            subject to adjustment, for an aggregate of shares for all the Notes. See "Capitalization."

Optional Redemption.......
                            The Notes will be redeemable, in whole or in part, at the option of the Company, at any time on or
                            after           , 1999, at the redemption prices
                            set forth herein, plus accrued and unpaid interest, if any, to the date of redemption.

Change of Control.........  If a Change of Control (as defined herein) occurs, each holder of Notes will have the right to require the Company to purchase all or any part of such holder's Notes at 100% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

Subordination.............
                            The Notes will be unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company. In addition, the Notes are effectively subordinated to all liabilities (including trade payables) of the Company's Subsidiaries. As of September 30, 1996, the Company had approximately $19,805,000 of Senior Indebtedness, and the Company's Subsidiaries had approximately $24,670,000 of trade payables and accrued liabilities. The indenture governing the Notes (the "Indenture") will not include any covenants limiting or restricting the ability of the Company or its Subsidiaries to incur Senior Indebtedness or any other indebtedness.

Maturity..................            , 2001

Use of Proceeds...........
                            The net proceeds from the sale of the Notes will be used for general corporate purposes, including working capital and possible future acquisitions of businesses, products or technologies complementary to the Company's business. See "Use of Proceeds."

Trading...................  The Company has applied for listing of the Notes on
                            The Nasdaq SmallCap Market. The Common Stock is traded on the Nasdaq National Market under the symbol "PLAT."

                        SUMMARY FINANCIAL INFORMATION(1)

                                                                                              NINE MONTHS ENDED
                                    YEARS ENDED DECEMBER 31,                                    SEPTEMBER 30,
                          -----------------------------------------------------------         -------------------------
                            1991         1992         1993        1994         1995             1995             1996
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
STATEMENT OF OPERATIONS DATA:
Total revenues..........  $123,177     $141,964     $175,380    $225,439     $304,676         $206,643         $296,386
Operating income (loss).    (6,011)       3,012 (2)    3,336(3)   (2,223)(4) (128,162)(5)      (59,056)(6)      (53,082)(7)
Net income (loss).......   (11,231)      (2,433)(2)      625(3)   (2,644)(4) (111,933)(5)      (45,061)(6)      (37,988)(7)
Net income (loss) per
 share..................  $  (0.32)    $  (0.06)(2) $   0.02(3) $  (0.07)(4) $  (2.59)(5)     $  (1.09)(6)     $  (0.69)(7)
Shares used in per share
 calculation............    37,671       35,507       37,971      39,890       43,267           41,212           55,271
OTHER OPERATING DATA:
Adjusted EBITDA(8)(9)...  $   (946)    $ 17,470     $ 25,196    $ 34,589     $ 12,134         $  5,569         $(10,406)
Depreciation and
 amortization expense...     5,065        6,585        8,466      12,218       20,984           14,408           25,799
Operating income (loss),
 exclusive of pre-tax
 charges for acquired
 in-process technology,
 merger costs and
 restructuring
 costs(9)(10)...........    (6,011)      10,885       16,730      22,371       (8,850)          (8,839)         (36,205)
Ratio of earnings to
 fixed charges(11)......       -- (12)     8.38 (2)    13.40(3)     4.01(4)       --  (5)(12)      --  (6)(12)      --  (7)(12)

                                                  AS OF SEPTEMBER 30, 1996
                                               --------------------------------
                                                 ACTUAL        AS ADJUSTED(13)
                                               (IN THOUSANDS, EXCEPT RATIOS)
BALANCE SHEET DATA:
Cash, cash equivalents and investments........ $       56,508    $      138,296
Working capital...............................         82,058           163,846
Total assets..................................        414,584           499,584
Long term obligations and acquisition-related
 payables, less current portion...............          8,957            93,957
Total stockholders' equity....................        263,011           263,011
Ratio of total debt to total capitalization...           0.07              0.29

--------------------
 (1) The Summary Financial Information presented in this table is derived from the Selected Consolidated Financial Data and the Consolidated Financial Statements included elsewhere in this Prospectus and gives retroactive effect to the acquisitions of Prodea Software Corporation ("Prodea") as of February 8, 1996, Paradigm Systems Corporation ("Paradigm") as of March 26, 1996, and Axis Systems International, Inc. ("Axis") as of March 29, 1996, each of which has been accounted for as a pooling of interests for financial reporting purposes. As a result, the financial position and results of operations are presented as if the combining companies had been consolidated for all periods presented. The statement of operations data for the years ended December 31, 1991 and 1992 and for the nine months ended September 30, 1995 and 1996, as well as the balance sheet data as of September 30, 1996 are derived from unaudited consolidated financial statements and include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data for the periods and as of the dates presented. The Summary Financial Information should be read in conjunction with the Selected Consolidated Financial Data, the Consolidated Financial Statements and the other financial information included in this Prospectus.
 (2) Reflects a pre-tax charge of $7,873,000 relating to Trinzic Corporation ("Trinzic") restructuring costs.
 (3) Reflects a pre-tax charge for acquired in-process technology of $8,735,000 relating primarily to the Company's acquisition of the stock of Datura Corporation ("Datura") and a pre-tax charge of $4,659,000 relating to Trinzic and Locus Computing Corporation ("Locus") restructuring costs.
 (4) Reflects a pre-tax charge for acquired in-process technology of $24,594,000 relating primarily to the Company's acquisitions of the stock of Dimeric Development, Inc. ("Dimeric") and the net assets of Aston Brooke Software, Inc. ("Aston Brooke") and AutoSystems Corporation ("AutoSystems").
 (5) Reflects a pre-tax charge for acquired in-process technology of $88,493,000 relating primarily to the Company's acquisitions of the stock of Advanced Software Concepts, Inc. ("ASC"), SQL Software Corporation ("SQL"), Reltech Group, Inc. ("Reltech"), Protellicess Software, Inc. ("Protellicess"), AIB Software Corporation ("AIB") and BMS Computer, Inc. ("BMS") and the net assets of ViaTech Development, Inc. ("ViaTech"), BrownStone Solutions, Inc. ("BrownStone") and ProtoSoft, Inc. ("ProtoSoft") and to certain product acquisitions, and a pre-tax charge for merger costs of $30,819,000 relating to acquisitions accounted for as poolings of interests.

 (6) Reflects a pre-tax charge for acquired in-process technology of $25,453,000 relating primarily to the Company's acquisitions of the stock of SQL, Reltech and ASC, the net assets of Viatech and BrownStone, and the purchase of certain product technologies. Also reflects a pre-tax charge for merger costs of $24,764,000 relating to acquisitions accounted for as poolings of interest.
 (7) Reflects a pre-tax charge for acquired in-process technology of $11,095,000 relating to the Company's acquisitions of the stock of Advanced Systems Technologies, Inc. ("AST"), Software Alternatives, Inc. (d/b/a System Software Alternatives) ("Software Alternatives") and Grateful Data, Inc. (d/b/a TransCentury Data Systems) ("Grateful Data"), and the purchase of certain product technologies. Also reflects a pre-tax charge for merger costs of $5,782,000 relating to acquisitions accounted for as poolings of interests.

 (8) Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) excludes pre-tax charges for acquired in-process technology of $0, $0, $8,735,000, $24,594,000, $88,493,000, $25,453,000 and
     $11,095,000, merger costs of $0, $0, $0, $0, $30,819,000, $24,764,000 and
     $5,782,000, and restructuring costs of $0, $7,873,000, $4,659,000, $0, $0,
     $0 and $0 for the years ended December 31, 1991, 1992, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996, respectively.

 (9) Adjusted EBITDA and operating income (loss), exclusive of pre-tax charges for acquired in-process technology, merger costs and restructuring costs, are presented because the Company believes they allow for a more complete analysis of the Company's results of operations. This information should not be considered as an alternative to, nor is there any implication that this information is more meaningful than, any measure of performance or liquidity as promulgated under generally accepted accounting principles (such as operating income (loss), net income (loss) or cash provided by or used in operating, investing and financing activities). This information should not be considered as an indicator of the Company's overall financial performance.

(10) Excludes pre-tax charges for acquired in-process technology of $0, $0, $8,735,000, $24,594,000, $88,493,000, $25,453,000 and $11,095,000, merger costs of $0, $0, $0, $0, $30,819,000, $24,764,000 and $5,782,000, and
     restructuring costs of $0, $7,873,000, $4,659,000, $0, $0, $0 and $0 for the years ended December 31, 1991, 1992, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996, respectively.

(11) The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings before income taxes plus fixed charges less capitalized interest) by fixed charges (interest expense plus capitalized interest and the portion of rental expense which represents interest).

(12) Earnings available for fixed charges of $(2,792,000), $(123,136,000), $(55,506,000) and $(49,859,000) were inadequate to cover fixed charges of $366,000, $745,000, $559,000 and $657,000 for the years ended December 31,
     1991 and 1995 and the nine months ended September 30, 1995 and 1996, respectively.

(13) Adjusted to reflect the issuance and sale of the Notes and the application of the estimated net proceeds therefrom, after deducting estimated underwriting discounts and commissions and expenses of the Offering.

  The Company was incorporated in Delaware on April 16, 1987. Its principal executive offices are at 1815 South Meyers Road, Oakbrook Terrace, Illinois 60181, its telephone number is (630) 620-5000 and its Internet address is http://www.platinum.com. The Company's Web site is not part of this Prospectus.

                                  RISK FACTORS

  This Prospectus contains, and incorporates by reference, certain forward-looking statements (as such term is defined in the rules promulgated pursuant to the Securities Act of 1933, as amended (the "Securities Act")) that are based on the beliefs of the Company's management, as well as assumptions made by and information currently available to the Company's management. Such forward-looking statements are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. When used in this document and in the documents incorporated herein by reference, the words "anticipate," "believe," "estimate," "expect" and similar expressions, as they relate to the Company or its management, are intended to identify such forward-looking statements. Such statements reflect the current views of the Company or its management with respect to future events and are subject to certain risks, uncertainties and assumptions, including the factors set forth in the following Risk Factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the Company's actual results, performance or achievements in 1996, 1997 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. The Company undertakes no obligation to release publicly any revisions to any such forward-looking statements that may reflect events or circumstances after the date of this Prospectus or to reflect the occurrence of unanticipated events.

  In addition to the other information in this Prospectus, prospective investors should carefully consider the following Risk Factors before purchasing any of the Notes offered hereby.

NET LOSSES; UNCERTAINTY OF FUTURE RESULTS AND ABILITY TO SATISFY DEBT
OBLIGATIONS

  The Company's ability to pay the interest on, and repay the principal of, the Notes and the Company's Senior Indebtedness is dependent upon the Company's future operating results. The Company has experienced operating and net losses in 1994, 1995 and the first nine months of 1996. In addition, during 1995 and the first nine months of 1996, the Company's earnings available for fixed charges (earnings before income taxes plus fixed charges less capitalized interest) were insufficient to satisfy its fixed charges (interest expense plus capitalized interest and the portion of rental expense which represents interest). See "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included in this Prospectus. The Company anticipates that it will report an operating and net loss for the full year ending December 31, 1996 and that 1996 earnings available for fixed charges will not be sufficient to cover fixed charges. There can be no assurance that the Company will not continue to incur operating and net losses or that future earnings available for fixed charges will be sufficient to cover fixed charges. The Company's future operating results will depend upon a number of business factors, including other factors discussed in these "Risk Factors," as well as general economic conditions. Furthermore, prior to a given year or other fiscal period, the Company hires sales and product development personnel and makes other decisions which will result in increased expenses in such year or other period, based upon anticipated revenues for such year or other period. Due to the seasonality and concentration of the Company's revenues at the end of fiscal periods, particularly the fourth quarter, the Company's lack of backlog and the Company's cost structure, if revenue targets are not met, the Company's operating results would be materially adversely affected. See "--Seasonality and Variability of Quarterly Operating Results." The Company has already made many of its hiring and other decisions with respect to expenditures for 1997. No assurances can be given that any of the Company's revenue expectations will be fulfilled, and the Company's business, results of operations and financial condition will be materially adversely affected if these expectations are not fulfilled. If anticipated revenues and income are not achieved, the Company's ability to pay interest on, or ultimately repay the principal amount of, its indebtedness, including the Notes and the Company's Senior Indebtedness, could become impaired. If the Company is unable to generate cash flow sufficient to service its obligations in respect of the Notes and the Company's Senior Indebtedness, the market value and marketability of the Notes could be significantly, adversely affected.

DEPENDENCE ON SUCCESS OF ENTERPRISE INFRASTRUCTURE STRATEGY

  The Company's business substantially depends on the success of the Company's strategy of providing complete enterprise infrastructure solutions, including integrated product suites. This enterprise infrastructure strategy is a relatively new and untested initiative for the Company, which involves a significant investment of resources and upon which the Company's future success is substantially dependent. No assurances can be given that this strategy will succeed or that the market for the Company's new products will develop as expected. The failure of this strategy would have a material adverse effect on the Company's results of operations and financial condition. See "Business--Business Strategy."

RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW PRODUCTS AND MARKETS

  The Company expects that the market for IT software products will continue to be subject to frequent and rapid changes in technology and customer preferences. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. For example, there has been a substantial change in customer preferences to open enterprise systems rather than exclusively mainframe technologies. The Company's growth and future financial performance will depend upon its ability to develop and introduce new products and enhancements of existing products that accommodate the latest technological advances and customer requirements. Moreover, the Company has a relatively limited history of developing and marketing products for the expanding enterprise infrastructure market. Most of the Company's enterprise infrastructure software products were recently acquired. There can be no assurance that additional new products will be successfully developed or marketed by the Company, that any new products will achieve market acceptance, or that other software vendors will not develop and market products which are superior to the Company's products or that such products will not achieve greater market acceptance. Furthermore, customers may delay purchases in anticipation of technological changes. The Company's ability to develop and market enterprise infrastructure software products and other new products depends upon its ability to attract and retain qualified employees. Any failure by the Company to anticipate or respond adequately to the changes in technology and customer preferences, to develop and introduce new products in a timely fashion, or to attract and retain qualified employees, could materially adversely affect the Company's business, results of operations and financial condition. See "Business--Product Development."

DEPENDENCE ON DB2

  A significant portion of the Company's revenues will continue to be derived from products that enhance the performance and functionality of IBM's DB2 relational database management software, which operates on IBM and compatible mainframe computer systems running the MVS operating system. A decline or a perceived decline in IBM's commitment to DB2 or a decline in the market's acceptance and utilization of DB2 would have an adverse effect on the Company, and such adverse effect could be material. Also, if IBM were to enhance DB2 or its DB2 utilities so as to render the Company's products obsolete or unnecessary, or devote more resources to developing and marketing IBM's own DB2 tools and utilities, the Company's business could be materially adversely affected.

DEPENDENCE ON RELATIONSHIPS WITH RELATIONAL DATABASE VENDORS

  The Company believes that in order to provide solutions for the OEE, including enterprise infrastructure technologies, the Company must develop, maintain and enhance close associations with, and obtain access to the technical personnel of, leading relational database vendors. This may become increasingly difficult due to competition among such vendors. The Company has entered into alliances with Oracle Systems Corporation ("Oracle"), Sybase, Inc. ("Sybase") and Informix Software, Inc. ("Informix"). There can be no assurance that the Company will be able to maintain existing relationships or enter into new relationships with such vendors. The Company's failure to do so would have an adverse effect on its business, results of operations and financial condition, and such adverse effect could be material.

SUBORDINATION; COMPANY STRUCTURE; SUBSIDIARY CASH FLOW

  The Notes are general, unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness of the Company. Although, to date, the Company has not incurred a substantial amount of Senior Indebtedness, the Indenture does not restrict the incurrence of Senior Indebtedness or other indebtedness by the Company or its Subsidiaries. Under the Indenture, generally, the Company will not be permitted to pay the principal of, or premium, if any, or interest on the Notes or repurchase, redeem or otherwise retire any Notes in the event of a default in the payment of any principal of, premium, if any, or interest on any Senior Indebtedness when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by acceleration or otherwise, unless and until such payment default has been cured or waived, or in the event of certain other defaults with respect to Senior Indebtedness. In addition, the Notes are effectively subordinated to all liabilities of the Company's Subsidiaries, including trade payables. Certain of the Company's principal assets, including the rights to a significant portion of the Company's proprietary software technology, are owned by the Company's Subsidiaries. If the Company were to default on any of its payment obligations in respect to the Notes, trade creditors of such Subsidiaries would have a senior claim to such assets as compared to Holders (as defined herein) of the Notes. As of September 30, 1996, the Company had approximately $19,805,000 of Senior Indebtedness, and the Company's Subsidiaries had approximately $24,670,000 of trade payables and accrued liabilities.

  The Company conducts a significant portion of its operations through its foreign Subsidiaries. Accordingly, the Company may be dependent, from time to time, in whole or in part, on its ability to obtain funds from such foreign Subsidiaries in order to service its indebtedness, including the Notes. The Company's foreign Subsidiaries may, from time to time, face governmentally imposed and other restrictions on their ability to transfer funds to the Company and may incur costs in connection with any such transfers.

RISKS OF COMPLETED ACQUISITIONS

  As an integral part of PLATINUM's growth strategy, the Company has consummated a number of significant acquisitions. The anticipated benefits of these acquisitions may not be achieved, and the Company's enterprise infrastructure strategy will not be fully realized, unless the Company successfully integrates and markets its acquired products and services in a timely manner. The difficulties of such integration may initially be increased by the necessity of integrating personnel with disparate business backgrounds and corporate cultures. Management's focus on the integration of acquired companies and the implementation of the Company's strategy has caused, and may continue to cause, interruption, or loss of momentum, in the ongoing activities of the Company, which has had, and could in the future have, a material adverse effect on the Company's business, results of operations and financial condition.

  In order to realize the increases in revenues expected as a result of these acquisitions, the Company has recently hired, and may need to continue hiring, a substantial number of additional sales representatives, and the Company must train both existing and new sales representatives in the Company's complete range of product offerings and successfully motivate them to sell the Company's entire range of point products, integrated software suites and services. There are no assurances that the Company will be able to successfully integrate acquired products or services into the Company's sales, marketing or distribution channels or that any expectations with respect to product or service revenues will be fulfilled. Failure to fulfill these expectations could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Sales and Marketing."

RELIANCE ON AND RISK OF ACQUISITION STRATEGY

  The Company expects to continue its strategy of identifying, acquiring and developing enterprise infrastructure products, services and technologies through the acquisition of specific products and of businesses which have developed such products, services and technologies, including acquisitions which could be material in size and scope. The Company believes that its future growth depends, in part, upon the success of this strategy. There can be no assurance that the Company will successfully identify, acquire on favorable terms or integrate such businesses, products, services or technologies. The Company may in the future face increased competition for acquisition opportunities, which may inhibit the Company's ability to consummate suitable acquisitions and increase the costs of such acquisitions. See "Business-- Product Development."

  Acquisitions involve a number of special risks and challenges, including the diversion of management's attention, assimilation of the operations and personnel of acquired companies, incorporation of acquired products into existing product lines, adverse short-term effects on reported operating results, amortization of acquired intangible assets, assumption of the liabilities of acquired companies, possible loss of key employees and difficulty of presenting a unified corporate image. No assurance can be given that any potential acquisition by the Company will or will not occur, or that, if an acquisition does occur, it will not ultimately have a material adverse effect on the Company or that any such acquisition will succeed in enhancing the Company's business.

  The Company has recorded charges for acquired in-process technology and merger costs in connection with certain of its past acquisitions, which materially reduced operating and net income for the periods in which the acquisitions were recorded. The Company expects to continue to incur such charges in connection with future acquisitions, which could materially reduce operating and net income in the periods in which such acquisitions are consummated. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations."

HIGHLY COMPETITIVE MARKETS

  The market for the Company's products is highly competitive, and the Company expects competition to intensify. The Company expects to encounter increased competition and new competitors as it continues to penetrate the enterprise infrastructure software market, including competition from relational database vendors and systems software companies. Many of the Company's current and prospective competitors have significantly greater financial, technical and marketing resources than the Company. Competitive pressures could cause the Company's products to lose market acceptance or result in significant price erosion, with a material adverse effect upon the Company's results of operations. See "Business--Competition."

  A variety of external and internal factors could adversely affect the Company's ability to compete in the enterprise infrastructure software market. Such factors include the following: relative functionality, integration, performance and reliability of the products offered by the Company and its competitors; the success and timing of new product development efforts; changes affecting the hardware, operating systems or database systems which the Company supports; the level of demonstrable economic benefits for users relative to cost; relative quality of customer support and user documentation; ease of installation; vendor reputation, experience and financial stability; and price.

  The Company also encounters competition from a broad range of firms in the market for professional services. Many of the Company's current and prospective competitors in the professional services market have significantly greater financial, technical and marketing resources than the Company. The competitive factors affecting the market for the Company's professional services include the following: breadth and quality of services offered, vendor reputation and the ability to retain qualified technical personnel.

SUSCEPTIBILITY TO GENERAL ECONOMIC CONDITIONS

  The Company's revenues and results of operations will be subject to fluctuations based upon general economic conditions. If there were a general economic downturn or a recession in the United States or certain other markets, the Company believes that certain of its customers might reduce or delay their purchases of the Company's products or services, leading to a reduction in the Company's revenues. The factors that might influence current and prospective customers to reduce their IT budgets under these circumstances are beyond the Company's control. In the event of an economic downturn, the Company's business, results of operations and financial condition could be materially adversely affected. There can be no assurance that growth in the markets for the Company's products and services will occur or that such growth will result in increased demand for the Company's products and services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

SEASONALITY AND VARIABILITY OF QUARTERLY OPERATING RESULTS

  The Company has experienced a seasonal pattern in its operating results, with the fourth quarter typically having the highest total revenues and operating income. Further, revenues for the Company's fourth quarters have historically been higher than those for the first quarters of the following years. Since operating expenses continued to increase in the first quarters of those years, the Company realized substantially lower operating margins and net income (excluding the effect of charges for acquired in-process technology and merger costs) for such quarters. The Company expects this pattern to continue for the foreseeable future. The Company believes the seasonality of its revenues results primarily from the budgeting cycles of its software product customers and the structure of the Company's sales commission and bonus programs.

  The Company operates with relatively little order backlog, and substantially all of its software product revenue in each quarter results from sales made in that quarter. Consequently, if near term demand for the Company's products weakens or if sales do not close in any quarter as anticipated, the Company's results of operations for that quarter would be adversely, and perhaps materially, affected. In addition, the timing and amount of the Company's revenues are subject to a number of factors that make estimation of operating results prior to the end of a quarter extremely uncertain. Historically, a substantial majority of the Company's quarterly software products revenue has been recorded in the third month of any given quarter, with a concentration of such revenues in the last week of that third month.

  The Company's operating results may vary significantly from quarter to quarter depending on other factors such as the size and timing of customer orders, price and other competitive conditions in the industry, the timing of new product announcements and releases by the Company and its competitors, the ability of the Company to develop, introduce and market new and enhanced versions of the Company's products on a timely basis, changes in the Company's level of operating expenses, changes in the Company's sales incentive plans, budgeting cycles of its customers, customer order deferrals in anticipation of enhancements or new products, the cancellation of licenses during the warranty period or nonrenewal of maintenance agreements, product life cycles, software bugs and other risks discussed in these "Risk Factors." See "--Rapid Technological Change; Dependence on New Products and Markets," "--Highly Competitive Markets" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS OF INTERNATIONAL SALES

  Approximately 24% and 23% of the Company's revenues in 1995 and the first nine months of 1996, respectively, were attributable to international sales and were made at prices based either on U.S. dollars or foreign currencies. The risks inherent in conducting international business generally include exposure to currency fluctuations, longer payment cycles, greater difficulties in accounts receivable collection and the burdens of complying with a wide variety of foreign laws. Exchange rate fluctuations can have a material adverse effect on the total level of foreign sales and the profitability of those sales. During the past several years, the Company has changed the primary means of international distribution of its products from a network of independent distributors to wholly-owned PLATINUM Subsidiaries. The Company may encounter difficulties in integrating and managing these new overseas Subsidiaries.

RISKS OF CONSULTING SERVICES BUSINESS

  The Company has rapidly expanded its consulting services group, which is part of the Company's professional services business unit, through several acquisitions. Although the acquired professional services companies had substantial experience in providing consulting services, this is a relatively new, lower-margin business area for the Company. There can be no assurance that the consulting services business will be successfully integrated with the Company's software product licensing and educational programs businesses or that the Company will be able to effectively compete in this market. See "-- Risks of Completed Acquisitions" and "--Highly Competitive Markets." In addition, the Company is subject to the risks associated with a consulting services business, including dependence on its reputation with existing customers, volatility of workload and dependence on its ability to attract and retain qualified technical personnel. Also, a substantial portion of the Company's consulting services revenue may be derived from the performance of services under fixed-price contracts. There can be no assurance that the Company can consistently perform in a profitable manner under these contracts, especially in the field of software development, where cost overruns are commonplace. See "Business-- Professional Services."

DEPENDENCE ON PROPRIETARY TECHNOLOGY

  The Company's success is heavily dependent upon its proprietary software technology. See "--Dependence on Success of Enterprise Infrastructure Strategy." The Company relies on a combination of contractual rights, trademarks, trade secrets, patents and copyright laws to establish or protect its proprietary rights in its products. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary rights or independent third party development of functionally equivalent technologies. Additionally, although the Company's license agreements restrict a customer's use of the Company's software and prohibit disclosure to third persons, it may be possible for unauthorized persons to obtain copies of the Company's software products. Although the Company does not believe that it is materially infringing on the intellectual property rights of others, there can be no assurance that such a claim will not be successfully asserted against the Company in the future or that any attempt to protect its technology will not be challenged. See "Business--Intellectual Property Rights."

DEPENDENCE ON KEY PERSONNEL

  Competition for qualified personnel in the software industry is intense, and there can be no assurance that the Company will be able to attract and retain a sufficient number of qualified employees. The Company's success depends to a significant degree upon the continued contributions of its key management, marketing, product development, professional services and operational personnel, including key personnel of acquired companies. As the business of the Company grows, it may become increasingly difficult for it to hire, train and assimilate the number of new employees required. In addition, it is possible that the business changes or uncertainty brought about by acquisitions may cause key employees to leave the Company, and certain key members of the management of acquired companies may not continue with the Company. Any difficulty in attracting and retaining key employees could have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company's success to date has depended in large part on the skills and efforts of Andrew J. Filipowski, the Company's President and Chief Executive Officer, and Paul L. Humenansky, the Company's Executive Vice President-- Product Development and Chief Operations Officer. The Company has not entered into non-competition agreements with Messrs. Filipowski or Humenansky or any of its other key personnel, nor does the Company have "key man" life insurance policies covering these individuals.

VOLATILITY OF THE COMPANY'S STOCK PRICE

  The Company's stock price has historically been volatile. The Company believes factors such as quarterly fluctuations in results of operations, announcements of new products and acquisitions by the Company or by its competitors, changes in earnings estimates by analysts, changes in accounting treatments or principles and other factors may cause the market price of the Common Stock and the Notes to fluctuate, perhaps substantially. The market price of the Common Stock and the Notes also may be affected by the Company's ability to meet analysts' expectations, and any failure to meet such expectations, even if minor, could have a material adverse effect on the market price of the Common Stock and the Notes. In addition, securities prices for many technology companies fluctuate widely for reasons which may be unrelated to operating results of such companies. These fluctuations, as well as general economic, political and market conditions may adversely affect the market price of the Common Stock and the Notes in the future. In the past, following periods of volatility in the market price of a company's securities, class action litigation has often been instituted against such company. Any such litigation instigated against the Company could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Price Range of Common Stock."

RISK OF INABILITY TO SATISFY CHANGE OF CONTROL REPURCHASE OFFER

  Upon the occurrence of a Change of Control (as defined under the Indenture), each Holder of Notes will have the right to require the Company to repurchase all or any part of any part of such Holder's Notes at 100% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the date of purchase. There can be no assurance that the Company will have the funds necessary to effect such a purchase if such an event were to occur. In the event a Change of Control occurs at time when the Company is unable to purchase the Notes, the Company could seek to refinance the Notes. If the Company was unsuccessful in refinancing the Notes, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture. See "Description of Notes--Repurchase of Notes at the Option of the Holder upon a Change of Control."

ABSENCE OF PRIOR PUBLIC MARKET FOR THE NOTES

  Prior to this offering of the Notes (the "Offering"), there has been no public market for the Notes. Although application has been made to list the Notes on The Nasdaq SmallCap Market, there can be no assurance that such listing will be approved. In addition, even if the Notes are so approved for listing, there can be no assurance as to the liquidity of the trading market for the Notes or that an active trading market for the Notes will develop or be sustained.

ANTITAKEOVER EFFECT OF RIGHTS AGREEMENT, CHARTER AND STATUTORY PROVISIONS

  The Company has entered into a rights agreement (the "Rights Agreement") which provides that, in the event that 15% or more of the outstanding shares of Common Stock are acquired by a person or group of persons, the holder of each outstanding share of Common Stock other than such acquiring person(s), shall have the right to purchase from the Company additional shares of Common Stock having a market value equal to two times the exercise price of such right. In addition, the Company's Restated Certificate of Incorporation, as amended, provides that the Board of Directors shall be classified with respect to the terms for which its members shall hold office by dividing the members into three classes. The Company is also subject to Section 203 of the Delaware General Corporation Law which, in general, imposes restrictions upon acquirors of 15% or more of the Company's Common Stock. The Rights Agreement and these other provisions may have the effect of delaying, deferring or preventing a change of control of the Company, even if such event would be beneficial to stockholders. In addition, the Change in Control repurchase feature of the Notes may make more difficult or discourage a takeover of the Company. See "Description of Capital Stock" and "Description of the Notes--Repurchase of Notes at the Option of the Holder upon a Change of Control."

ABSENCE OF DIVIDENDS

  The Company has never declared any cash dividends or distributions on its capital stock. The Company currently intends to retain its earnings to finance future growth and therefore does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Notes offered hereby, after deducting estimated underwriting discounts and commissions and expenses of this Offering, are estimated to be approximately $81,788,000 (approximately $94,123,000 if the Underwriters' over-allotment option is exercised in full). The Company anticipates that its net proceeds, including interest thereon, will be used for general corporate purposes, including working capital and possible future acquisitions of businesses, products or technologies complementary to the Company's business. From time to time, the Company is involved in the evaluation of, and discussions with, potential acquisition candidates, but the Company currently has no agreements, commitments or understandings with respect to any material future acquisitions. The Company expects that the net proceeds from the Offering will enable the Company to reduce its reliance on the sale of receivables as a source of liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Pending any of the above-described uses, the Company plans to invest its net proceeds in short-term investment grade, interest bearing securities.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is traded on the Nasdaq National Market under the symbol "PLAT." The following table sets forth, for the quarters indicated, the range of high and low closing sale prices for the Common Stock on the Nasdaq National Market.

                                                                  PRICE RANGE
                                                                OF COMMON STOCK
                                                                ----------------
                                                                  HIGH     LOW
      Year Ended December 31, 1994:
      1st Quarter.............................................. $14 3/4  $10
      2nd Quarter..............................................  14 1/4   11 1/2
      3rd Quarter..............................................  21       12 1/2
      4th Quarter..............................................  23 1/4   18 5/8
      Year Ended December 31, 1995:
      1st Quarter.............................................. $25      $19
      2nd Quarter..............................................  20 1/4   15
      3rd Quarter..............................................  25 1/4   18 1/8
      4th Quarter..............................................  20 5/8   14 1/2
      Year Ended December 31, 1996:
      1st Quarter.............................................. $18 3/8  $11 7/8
      2nd Quarter..............................................  18 3/16  12 7/8
      3rd Quarter..............................................  15 1/4    9 3/4
      4th Quarter (through November 5, 1996)...................  14 7/8   12 3/8

  On November 5, 1996, the reported last sale price for the Common Stock was $12 7/8, and the Common Stock was held by 1,155 holders of record.

                                DIVIDEND POLICY

  The Company has not paid dividends on its Common Stock, and the Board of Directors intends to continue a policy of retaining earnings to finance its growth and for general corporate purposes. The Company does not anticipate paying any dividends in the foreseeable future.

                                CAPITALIZATION

  The following table sets forth the Company's cash, cash equivalents and investments, short-term debt and capitalization (long-term debt plus stockholders' equity) as of September 30, 1996, and as adjusted to reflect the issuance and sale of the Notes and the application of the estimated net proceeds therefrom (after deducting estimated underwriting discounts and commissions and expenses of the Offering) as described herein under "Use of Proceeds."

                                                           AS OF SEPTEMBER 30,
                                                                   1996
                                                           ---------------------
                                                              (IN THOUSANDS)
                                                            ACTUAL   AS ADJUSTED
Cash, cash equivalents and investments...................  $ 56,508   $138,296
                                                           ========   ========
Short-term debt and current maturities of long-term debt.  $ 10,848   $ 10,848
                                                           ========   ========
Long-term debt:
  Long-term obligations and acquisition-related payables,
   net of current portion................................  $  8,957   $ 93,957
Stockholders' equity:
  Class II preferred stock, $.01 par value; 10,000,000
   shares authorized; no shares issued or outstanding....       --         --
  Common stock, $.001 par value; 180,000,000 shares
   authorized; 55,954,000 shares issued and outstanding..        56         56
  Paid-in capital........................................   446,265    446,265
  Notes receivable.......................................      (315)      (315)
  Accumulated deficit....................................  (182,605)  (182,605)
  Foreign currency translation adjustment................      (390)      (390)
                                                           --------   --------
    Total stockholders' equity...........................   263,011    263,011
                                                           --------   --------
Total capitalization.....................................  $271,968   $356,968
                                                           ========   ========

                    SELECTED CONSOLIDATED FINANCIAL DATA(1)

  The selected consolidated financial data set forth below have been derived from the historical financial statements of the Company. The historical consolidated financial statements of the Company as of December 31, 1994 and 1995 and for the years ended December 31, 1993, 1994 and 1995 have been audited by KPMG Peat Marwick LLP, independent certified public accountants, whose report thereon appears elsewhere herein. The selected consolidated financial data set forth below as of December 31, 1991, 1992 and 1993, and September 30, 1996, and for the years ended December 31, 1991 and 1992, and for the nine-month periods ended September 30, 1995 and 1996, have been derived from the Company's unaudited internal financial statements and reflect all adjustments which management considers necessary for a fair and consistent presentation of the results of operations for those periods. These selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes thereto contained elsewhere herein.

                                                                                              NINE MONTHS ENDED
                                    YEARS ENDED DECEMBER 31,                                    SEPTEMBER 30,
                          -----------------------------------------------------------         -------------------------
                            1991         1992         1993        1994         1995             1995             1996
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
STATEMENT OF OPERATIONS
 DATA:
Total revenues..........  $123,177     $141,964     $175,380    $225,439     $304,676         $206,643         $296,386
Operating income (loss).    (6,011)       3,012 (2)    3,336(3)   (2,223)(4) (128,162)(5)      (59,056)(6)      (53,082)(7)
Net income (loss).......   (11,231)      (2,433)(2)      625(3)   (2,644)(4) (111,933)(5)      (45,061)(6)      (37,988)(7)
Net income (loss) per
 share..................  $  (0.32)    $  (0.06)(2) $   0.02(3) $  (0.07)(4) $  (2.59)(5)     $  (1.09)(6)     $  (0.69)(7)
Shares used in per share
 calculation............    37,671       35,507       37,971      39,890       43,267           41,212           55,271
OTHER OPERATING DATA:
Adjusted EBITDA(8)(9)...  $   (946)    $ 17,470     $ 25,196    $ 34,589     $ 12,134         $  5,569         $(10,406)
Depreciation and
 amortization expense...     5,065        6,585        8,466      12,218       20,984           14,408           25,799
Operating income (loss),
 exclusive of pre-tax
 charges for acquired
 in-process technology,
 merger costs and
 restructuring costs
 (9)(10)................    (6,011)      10,885       16,730      22,371       (8,850)          (8,839)         (36,205)
Ratio of earnings to
 fixed charges(11)......       -- (12)     8.38(2)     13.40(3)     4.01(4)       --  (5)(12)      --  (6)(12)      --  (7)(12)

                                                                        AS OF
                                     AS OF DECEMBER 31,             SEPTEMBER 30,
                          ----------------------------------------- -------------
                           1991    1992    1993     1994     1995       1996
BALANCE SHEET DATA:                           (IN THOUSANDS)
Cash, cash equivalents
 and investments........  $54,125 $60,054 $69,554 $124,563 $132,775    $56,508
Working capital.........   49,504  40,530  43,607   89,651  126,679     82,058
Total assets............  118,825 136,307 169,882  262,760  438,188    414,584
Long-term obligations
 and acquisition-related
 payables, less current
 portion................      191     181   3,416    9,075   11,342      8,957
Total stockholders'
 equity.................   75,667  82,963  92,944  158,837  288,452    263,011

-------------------

(1) The Selected Consolidated Financial Data give retroactive effect to the acquisitions of Prodea as of February 8, 1996, Paradigm as of March 26, 1996, and Axis as of March 29, 1996, each of which has been accounted for as a pooling of interests for financial reporting purposes. As a result, the financial position and results of operations are presented as if the combining companies had been consolidated for all periods presented. The Selected Consolidated Financial Data should be read in conjunction with the other financial information included in this Prospectus.
(2) Reflects a pre-tax charge of $7,873,000 relating to Trinzic restructuring costs.
(3) Reflects a pre-tax charge for acquired in-process technology of $8,735,000 relating primarily to the Company's acquisition of the stock of Datura and a pre-tax charge of $4,659,000 relating to Trinzic and Locus restructuring costs.

(4) Reflects a pre-tax charge for acquired in-process technology of $24,594,000 relating primarily to the Company's acquisitions of the stock of Dimeric and the net assets of Aston Brooke and AutoSystems.
(5) Reflects a pre-tax charge for acquired in-process technology of $88,493,000 relating primarily to the Company's acquisitions of the stock of ASC, SQL, Reltech, Protellicess, AIB and BMS, the net assets of ViaTech, BrownStone and Protosoft and certain product technologies, and a pre-tax charge for merger costs of $30,819,000 relating to acquisitions accounted for as poolings of interests.

(6) Reflects a pre-tax charge for acquired in-process technology of $25,453,000 relating primarily to the Company's acquisitions of the stock of SQL, Reltech and ASC, the net assets of Viatech and BrownStone, and the purchase of certain product technologies. Also reflects a pre-tax charge of $24,764,000 relating to merger costs for acquisitions accounted for as poolings of interests.
(7) Reflects a pre-tax charge for acquired in-process technology of $11,095,000 relating to the Company's acquisitions of the stock of AST, Software Alternatives and Grateful Data, and the purchase of certain product technologies. Also reflects a pre-tax charge for merger costs of $5,782,000 relating to acquisitions accounted for as poolings of interests.

(8) Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) excludes pre-tax charges for acquired in-process technology of $0, $0, $8,735,000, $24,594,000, $88,493,000, $25,453,000 and
    $11,095,000, merger costs of $0, $0, $0, $0, $30,819,000, $24,764,000 and
    $5,782,000, and restructuring costs of $0, $7,873,000, $4,659,000, $0, $0,
    $0 and $0 for the years ended December 31, 1991, 1992, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996, respectively.

(9) Adjusted EBITDA and operating income (loss), exclusive of pre-tax charges for acquired in-process technology, merger costs and restructuring costs, are presented because the Company believes they allow for a more complete analysis of the Company's results of operations. This information should not be considered as an alternative to, nor is there any implication that this information is more meaningful than, any measure of performance or liquidity as promulgated under generally accepted accounting principles (such as operating income (loss), net income (loss) or cash provided by or used in operating, investing and financing activities). This information should not be considered as an indicator of the Company's overall financial performance.

(10) Excludes pre-tax charges for acquired in-process technology of $0, $0, $8,735,000, $24,594,000, $88,493,000, $25,453,000 and $11,095,000, merger costs of $0, $0, $0, $0, $30,819,000, $24,764,000 and $5,782,000, and
     restructuring costs of $0, $7,873,000, $4,659,000, $0, $0, $0 and $0 for the years ended December 31, 1991, 1992, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996, respectively.

(11) The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings before income taxes plus fixed charges less capitalized interest) by fixed charges (interest expense plus capitalized interest and the portion of rental expense which represents interest).

(12) Earnings available for fixed charges of $(2,792,000), $(123,136,000), $(55,506,000) and $(49,859,000) were inadequate to cover fixed charges of $366,000, $745,000, $559,000 and $657,000 for the years ended December
     31, 1991 and 1995 and the nine months ended September 30, 1995 and 1996, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The discussion below contains certain forward-looking statements (as such term is defined in the rules promulgated pursuant to the Securities Act) that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. The Company's actual results, performance or achievements in 1996, 1997 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. See "Risk Factors" for a discussion of factors that could cause or contribute to such material differences.

GENERAL

  The Company develops, markets and supports enterprise infrastructure software products, and provides related professional services, for administering the prevailing complex, heterogenous computing environment known as the OEE. The Company's products and services increase the performance and interoperability of computing systems and databases in the OEE and provide users, primarily in large and data intensive organizations, with more efficient and productive access to and use of critical information. As an integral part of the Company's growth strategy, it has consummated a number of significant business acquisitions, including acquisitions of Software Interfaces, Inc., Locus, Answer Systems, Inc., Altai, Inc., Trinzic, Softool Corporation, Prodea, Paradigm and Axis, each of which has been accounted for using the pooling-of-interests method. As a result, the Company's consolidated financial statements are presented as if the Company and such acquired companies had been consolidated for all periods presented. Consequently, information regarding the Company in this Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") gives retroactive effect to these acquisitions. See Note 2 of the Notes to the Company's Consolidated Financial Statements for a more detailed discussion of these acquisitions.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated (i) the statement of operations items expressed as a percentage of revenues, and (ii) the percentage change in each line item from the prior period.

                          PERCENTAGE OF TOTAL REVENUES
                          ------------------------------------
                                               NINE MONTHS
                           YEARS ENDED            ENDED
                           DECEMBER 31,       SEPTEMBER 30,       PERIOD-TO-PERIOD PERCENTAGE CHANGES
                          -----------------   ----------------    -----------------------------------
                                                                                    NINE MONTHS ENDED
                                                                    1994     1995     SEPTEMBER 30,
                                                                  COMPARED COMPARED 1996 COMPARED TO
                          1993  1994   1995    1995      1996     TO 1993  TO 1994        1995
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Software products......   50%   51%    52%       49%       51%       29%     39%           50%
 Maintenance............   27    26     25        27        25        26      30            36
 Professional services..   23    23     23        24        24        31      32            39
                          ---   ---    ---    ------    ------
   Total revenues.......  100   100    100       100       100        29      35            43
                          ---   ---    ---    ------    ------
Costs and expenses:
 Professional services..   18    19     19        23        20        35      41            25
 Product development
  and support...........   25    23     31        30        39        19      82            87
 Sales and marketing....   34    34     39        40        44        27      55            58
 General and
  administrative........   13    14     14        11         9        38      27            13
 Restructuring costs....    3   --     --        --        --          *     --            --
 Merger costs...........  --    --      10        12         2       --        *           (77)
 Acquired in-process
  technology............    5    11     29        12         4       182     260           (56)
                          ---   ---    ---    ------    ------
   Total costs and
    expenses............   98   101    142       128       118        32      90            32
                          ---   ---    ---    ------    ------
Operating income (loss).    2    (1)   (42)      (28)      (18)     (167)      *            10
Other income............    1     1      1         1         1        48      40           (14)
                          ---   ---    ---    ------    ------
Income (loss) before
 income taxes...........    3     0    (41)      (27)      (17)      (85)      *            10
Income taxes............    3     1     (4)       (5)       (4)      (27)      *             *
                          ---   ---    ---    ------    ------
Net income (loss).......    0%   (1)%  (37)%     (22)%     (13)%       *%      *%           16%
                          ===   ===    ===    ======    ======

---------------------
*Not meaningful.

REVENUES

  The Company's revenues are currently derived from three sources: (i) license fees for licensing the Company's proprietary software products; (ii) maintenance fees for maintaining, supporting, and providing current upgrades of the Company's software products; and (iii) revenues from professional services, which consist of consulting services and education programs. Total revenues for the first nine months of 1996 were $296,386,000, an increase of $89,743,000, or 43%, over total revenues of $206,643,000 for the comparable prior-year period. Total revenues from all sources for fiscal 1995 were $304,676,000, an increase of $79,237,000, or 35%, from 1994 total revenues of $225,439,000. Total revenues in 1994 increased $50,059,000, or 29%, over 1993 revenues of $175,380,000.

  Revenue from customers in North America represented 84%, 82%, 76% and 77% of the Company's total revenues in 1993, 1994, 1995 and the first nine months of 1996, respectively. Revenue from international customers represented 16%, 18%, 24% and 23% of the Company's total revenues in 1993, 1994, 1995 and the first nine months of 1996, respectively. The increased proportion of international revenue to total revenue was the result of significant investment in the global marketplace. International revenue is now generated almost entirely by the Company's international subsidiaries. For the first nine months of 1996, less than 3% of the Company's international revenue was provided by the Company's international affiliates, which were independent businesses through which the Company previously generated a substantial portion of the Company's international product and service revenue.

  Software Products. Software products revenue represented 50%, 51%, 52%, 49% and 51% of total revenues in 1993, 1994, 1995, the first nine months of 1995 and the first nine months of 1996, respectively. For the first nine months of 1996, software products revenue increased 50% to $152,074,000 from $101,578,000 for the comparable prior-year period as a result of increases of 66%, 44%, 60%, 47% and 9%, respectively, experienced by the Company's database management, systems management, application lifecycle, business intelligence and data warehouse business units. In 1995, software products revenue was $158,597,000, a 39% increase over 1994. From 1993 to 1994, software products revenue increased 29% from $88,063,000 to $113,749,000. The Company believes the growth in software products revenue over the past two years and the first nine months of 1996 has resulted from the continued marketplace acceptance of the Company's products and the Company's aggressive expansion of its sales and marketing efforts, as well as new product offerings. During the first nine months of 1996, the Company has expanded its customer base, increased sales of integrated product suites and executed larger sales transactions. The Company's database management, systems management, application lifecycle, business intelligence and data warehouse business units represented 47%, 24%, 12%, 11% and 6%, respectively, of total software products revenue in 1994; 38%, 29%, 11%, 9% and 13%, respectively, of total software products revenue in 1995; and 41%, 29%, 11%, 10% and 9%, respectively, of total software products revenue for the first nine months of 1996.

  Maintenance. Maintenance revenue for the first nine months of 1996 increased 36% to $74,694,000 from $54,872,000 for the comparable prior-year period. Maintenance revenue in 1995 increased 30% over 1994 to $76,498,000, and 1994 maintenance revenue of $58,837,000 represented an increase of 26% over 1993 maintenance revenue of $46,856,000. Maintenance revenue is derived from recurring fees charged to perpetual license customers and the implicit first year maintenance fees bundled in software product sales. The Company provides maintenance customers with technical support and product enhancements. Maintenance revenue is deferred and recognized ratably over the term of the agreement. The increases during 1994, 1995 and the first nine months of 1996 were primarily attributable to expansion of the Company's installed customer base, which supports recurring fees for maintenance and, to a lesser extent, to increased revenues associated with maintenance fees implicit in certain software product sales. Management believes that maintenance revenue should continue to increase in absolute terms as the installed base of the Company's software products increases and matures.

  Professional Services. Professional services revenue is associated with the Company's consulting services business and educational programs. Professional services revenue for the first nine months of 1996 increased 39% to $69,618,000 from $50,193,000 for the comparable prior-year period. In 1995, professional services revenue was $69,581,000, a 32% increase over 1994. From 1993 to 1994, professional services revenue increased

31% from $40,461,000 to $52,853,000. The growth in revenue was due primarily to the addition of established consulting practices through various acquisitions during 1995 and 1996. The Company expects its professional services business to continue to grow as it focuses on providing support for its full range of products, as well as comprehensive enterprise infrastructure solutions.

COSTS AND EXPENSES

  Total expenses for the first nine months of 1996, excluding merger costs and acquired in-process technology charges, were $332,591,000, an increase of $117,109,000, or 54%, compared to $215,482,000 for the comparable prior-year period. Total expenses for 1995, excluding merger costs and acquired in-process technology charges, were $313,526,000, an increase of $110,458,000, or 54%, compared to $203,068,000 for 1994. Total expenses for 1994, excluding acquired in-process technology charges, increased 28%, compared to 1993 total expenses, excluding acquired in-process technology charges and restructuring costs, of $158,650,000. During 1995 and the first nine months of 1996, the Company incurred significant costs in supporting its development laboratories and in building the infrastructure to support the significantly larger combined Company that is the result of recent acquisitions. These costs were primarily associated with the hiring of product developers, technical writers, and in-house and field technical support personnel; expanding the inside and outside sales forces; informing customers of the Company's technical strategy; training all personnel in enterprise infrastructure systems issues and new products; accelerated hiring of key management personnel; and augmenting internal support systems. Management believes that such investments have been, and continue to be, necessary to fully exploit the market opportunity for the newly acquired products and to adequately manage the significantly larger enterprise.

  Professional Services. For the first nine months of 1996, costs of professional services increased to $59,012,000 from $47,213,000 for the comparable prior-year period. Costs of professional services increased to $60,341,000 in 1995, from $42,858,000 in 1994 and $31,855,000 in 1993. Costs of professional services as a percentage of professional services revenue were 79%, 81%, 87%, 94% and 85% in 1993, 1994, 1995, the first nine months of 1995 and the first nine months of 1996, respectively. The increase in these expenses in 1994, 1995 and the first nine months of 1996 was related to salaries and other direct employment expenses as a result of the Company's rapid hiring to support this business and the addition of established consulting practices through various acquisitions. The increase in these expenses as a percentage of professional services revenue in 1994 and 1995 was primarily attributable to investments in the North American professional services business. The decrease in these expenses as a percentage of professional services revenue in the first nine months of 1996, as compared to the first nine months of 1995, was primarily attributable to the streamlining of the professional services workforce and better containment of occupancy and overhead costs.

  Product Development and Support. For the first nine months of 1996, product development and support expenses increased to $117,480,000 from $62,952,000 for the comparable prior-year period. Product development and support expenses increased to $94,027,000 in 1995, from $51,781,000 in 1994 and $43,467,000 in
1993. The increases in these expenses in 1994, 1995 and the first nine months of 1996 were primarily attributable to the hiring of additional product developers, in-house as well as field technical support personnel, and technical writers; increased allocated charges for office space and overhead; and increased hardware and software costs related to the product development effort. Also contributing to the increase in 1994, 1995 and the first nine months of 1996 were higher bonus and royalty expenses associated with increased software products revenue. The costs of producing software documentation for an expanding product line and growing customer base also contributed to the increases in 1994, 1995 and the first nine months of 1996.

  The Company has invested heavily in the development of infrastructure software products for enterprise-wide information systems that integrate mainframes, minicomputers, workstations, PCs, client/server networks and intranets. As a result, through the second quarter of 1996, the Company hired a significant number of product development and support personnel. The Company believes that these actions were required in order to strengthen its competitive position in the enterprise infrastructure marketplace, enhance existing products and satisfactorily support the Company's growing customer base. Although these costs will continue to be a significant component of annual operating expenses, the Company anticipates that these expenses will decrease as a percentage of total revenues as hiring is tempered and the Company's infrastructure is solidified.

  In 1993, 1994, 1995 and the first nine months of 1996, the Company capitalized $4,790,000, $5,987,000, $13,591,000 and $18,494,000, respectively, of internal software development costs, net of related amortization expense, in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Product development and support costs plus capitalized internal software development costs, net of related amortization expense, were $48,257,000 in 1993, $57,768,000 in 1994, $107,618,000 in 1995 and
$135,974,000 in the first nine months of 1996, which amounted to 36%, 33%, 46% and 60%, respectively, of software product and maintenance revenue during those periods.

  Sales and Marketing. For the first nine months of 1996, sales and marketing expenses increased to $130,063,000 from $82,275,000 for the comparable prior-year period. Sales and marketing expenses increased to $117,906,000 in 1995, from $75,885,000 in 1994 and $59,802,000 in 1993. Sales and marketing expenses as a percentage of total revenues were 34%, 34%, 39%, 40% and 44% in 1993, 1994, 1995, the first nine months of 1995 and the first nine months of 1996, respectively. The increase in these expenses as a percentage of total revenues in 1995, as compared to 1994 and 1993, and in the first nine months of 1996, as compared to the first nine months of 1995, was primarily attributable to costs associated with the significant expansion of the outside sales force and telemarketing organizations in the U.S. and in international subsidiaries. Also contributing to the increase were higher commission expenses associated with the increase in software products revenue, increased product marketing costs associated with an expanded product line, higher costs for sponsorship of seminars and user groups, and increased allocated charges for office space and overhead. The Company believes the large investment in sales and marketing made during 1995 and the first nine months of 1996 was necessary in order to build the sales organization required to distribute the Company's expanded product line and exploit new market opportunities. The Company expects that sales and marketing expenses will decrease as a percentage of revenues as the sales force gains tenure and as the Company continues to focus on consolidating marketing resources for its global marketing strategy.

  General and Administrative. For the first nine months of 1996, general and administrative expenses increased to $26,036,000 from $23,042,000 for the comparable prior-year period. General and administrative expenses increased to $41,252,000 in 1995, from $32,544,000 in 1994 and $23,526,000 in 1993. General and administrative expenses as a percentage of total revenues were 13%, 14%, 14%, 11% and 9% in 1993, 1994, 1995, the first nine months of 1995 and the first nine months of 1996, respectively. The increase in these expenses from 1993 to 1995 was primarily related to salaries and other direct employment expenses attributable to an expanded administrative staff in both the U.S and international subsidiaries, amortization of cost in excess of net assets acquired related to the Company's acquisitions accounted for as purchases and increased professional fees. During the first nine months of 1996, a concerted effort to consolidate redundant administrative functions at the Company's various domestic locations resulted in a significant reduction in these expenses as a percentage of total revenue.

  Restructuring Costs. In 1993, total restructuring costs of $4,659,000 were incurred by Trinzic and Locus. In connection with its stabilization of its KBMS software product, Trinzic recorded restructuring costs of $2,844,000, consisting of $1,509,000 for the write-off of capitalized software development costs and $1,335,000 for the closing of the data center used for development activities and for employee severance payments. In connection with a reduction of its presence in Europe and its work force in the U.S., Locus recorded a $1,815,000 charge to income for repositioning operations. The charge was primarily composed of amounts needed for reductions in work force and a loss on subleasing the unused portion of its corporate facility.

  Merger Costs. For the first nine months of 1996, merger costs were $5,782,000 as compared to $24,764,000 for the comparable prior-year period. Merger costs were $30,819,000, $0 and $0 in 1995, 1994 and 1993, respectively. Merger costs relate to acquisitions accounted for as poolings of interests and include investment banking and other professional fees, employee severance payments, costs of closing excess office facilities and various other expenses. The Company expects to incur similar costs and expenses in connection with future acquisitions accounted for as poolings of interests. These costs will be expensed in the periods in which the transactions are consummated.

  Acquired In-Process Technology. For the first nine months of 1996, acquired in-process technology charges were $11,095,000 as compared to $25,453,000 for the comparable prior-year period. During the first nine months of 1996, the Company made a small number of strategic acquisitions, each of which makes a significant and specific contribution to the Company's market position. However, the acquisition volume has decreased significantly from the 1995 activity. Acquired in-process technology charges were $88,493,000, $24,594,000 and $8,735,000, in 1995, 1994 and 1993, respectively. These charges relate to numerous acquisitions of software companies and product technologies made in support of the Company's goal to become the leading provider of enterprise infrastructure software products and services. These acquisitions were accounted for under the purchase method and portions of the purchase prices were allocated to acquired in-process technology. See Note 2 of the Notes to Company's Consolidated Financial Statements for a more detailed discussion of these acquisitions.

  Prior to completing these acquisitions, in order to determine the fair market value of the organizations and technologies to be acquired, the Company conducted reviews, which included an evaluation of existing products, research and development in process (projects that had reached technological feasibility and had no alternative future use), customers and financial and other matters. These acquisitions were made primarily for the research and development in process and were based upon the expected cash flows in future periods. The acquired in-process research and development represent unique and emerging technologies, the application of which is limited to the Company's enterprise infrastructure strategy. Accordingly, these acquired technologies have no alternative future use. The Company believes it has budgeted adequate research and development resources to complete the contemplated projects over time periods ranging from six months to 18 months from the dates of acquisition. The Company expects to continue to incur charges for acquired in-process technology in connection with future acquisitions, which will reduce operating and net income for the periods in which the acquisitions are consummated.

OTHER INCOME

  For the first nine months of 1996, other income was $2,566,000 as compared to $2,991,000 for the comparable prior-year period. Other income was $4,281,000 in 1995 as compared to $3,052,000 in 1994 and $2,057,000 in 1993. The increase in
1995 over 1994 and 1994 over 1993 was primarily attributable to interest earned on higher cash and investment balances maintained during the respective year as compared to the prior year. The decrease in other income for the first nine months of 1996 as compared to the same period in 1995 is primarily attributable to interest income earned on lower cash and investment balances in the first nine months of 1996 as compared to the prior-year period.

INCOME TAXES

  For the nine-month period ended September 30, 1996, the Company recognized an income tax benefit of $12,528,000 as compared to $11,004,000 for the comparable prior-year period. The Company recognized an income tax benefit of $11,948,000 in 1995 and income tax expense of $3,473,000 in 1994, and $4,768,000 in 1993.

  The exercise of certain stock options results in income tax benefits to the Company. The benefit is equal to the difference between the market price at the date of exercise and the option price at the applicable tax rate. The benefit does not flow through the statement of operations, but is credited directly to paid-in capital. As a result of stock option exercises during 1993, 1994, 1995 and the first nine months of 1996, $3,705,000, $108,000, $0 and, $0, respectively, were credited to paid-in capital. The Company has available approximately $131,800,000 of net operating loss carryforwards and $7,500,000 of tax credit carryforwards for Federal income tax purposes expiring through the year 2010. Some of the Company's tax carryforwards are subject to limitations as to the amounts which may be used in future years.

  In order to take advantage of U.S. income tax rates on income derived from export transactions, the Company utilizes PLATINUM TECHNOLOGY International, Inc. as a Foreign Sales Corporation. The Foreign Sales Corporation reduced the Company's effective tax rate by 10.8%, 10.3%, 0.2% and 0% in 1993, 1994, 1995 and the first nine months of 1996, respectively. The lesser reductions in 1995 and the first nine months of 1996 resulted primarily from the net losses in 1995 and the first nine months of 1996 and the impact of terminating distribution agreements with PLATINUM affiliates and establishing foreign subsidiaries in their place.

INFLATION

  To date, inflation has not had a material impact on the Company's revenues or income.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's cash, cash equivalents and investments were $56,508,000 as of September 30, 1996 as compared to $132,775,000 as of December 31, 1995, $124,563,000 as of December 31, 1994 and $69,554,000 as of December 31, 1993.
See "--Cash Flows."

  The Company had trade and installment accounts receivable, net of allowances, of $133,758,000, $126,539,000, $74,017,000 and $55,299,000 as of
September 30, 1996 and December 31, 1995, 1994 and 1993, respectively. The Company sells software products and services to customers in diversified industries and geographic regions and, therefore, has no significant concentration of credit risk. Historically, a substantial amount of the Company's revenues have been recorded in the third month of any given quarter, with a concentration of such revenues in the last week of the third month. This trend results in a high balance of accounts receivable relative to reported revenues at the end of any quarterly reporting period.

  The Company had long-term acquisition-related payables of $8,026,000, $9,756,000 and $8,450,000 and other long-term obligations of $931,000, $1,586,000 and $625,000 as of September 30, 1996 and December 31, 1995 and
1994, respectively. The Company currently has an unsecured bank line of credit of $25,000,000, under which borrowings bear interest at rates ranging from approximately LIBOR plus 1% to the bank's prime rate. As of October 31, 1996, the Company had no outstanding borrowings under this line of credit. The Company had approximately $1,407,000 of short-term borrowings outstanding under this line of credit as of December 31, 1995. The Company is in the process of increasing its line of credit.

  The Company's sources of liquidity have traditionally been cash generated from operations and funds from capital markets, including bank facilities. During 1996, the sale of receivables has become a significant source of liquidity. The Company believes the funding available to it from these sources will be sufficient to satisfy its working capital requirements for the foreseeable future. The Company's capital requirements are dependent on management's business plan regarding the levels and timing of investments in existing and newly-acquired businesses and technologies. These plans and the related capital requirements may change, based upon various factors, such as the Company's strategic opportunities, developments in the Company's markets, the timing of closing and integrating acquisitions and the conditions of financial markets.

  The Company sells a significant portion of its installment accounts receivables to third parties. Proceeds from the sale of receivables for the first nine months of 1996 were $85,776,000. Sales of installment receivables for the same period in 1995 were minimal. In 1996, a portion of the receivables were sold with recourse. As of September 30, 1996, the Company's maximum exposure under the recourse provisions was $32,422,000. The Company has assessed the exposure related to these recourse provisions and determined the potential liability to be minimal.

  The installment accounts receivable are recorded net of unamortized discounts and maintenance fees. When these receivables are sold, the Company reduces the related receivable balance and records the deferred maintenance as an obligation. This obligation is recognized into income ratably over the term of the maintenance agreement.

CASH FLOWS

  Cash used in operating activities was $99,249,000 for the first nine months of 1996 compared to $12,724,000 used in operating activities for the same period in 1995. A number of factors resulted in this utilization of cash. The Company incurred a loss before income taxes of $50,516,000 (net loss of $37,988,000 grossed up for $12,528,000 of non-cash deferred tax benefits), which was substantially offset by non-cash expenditures including $25,799,000 of depreciation and amortization and $11,095,000 in the write-off of acquired in-process technology. The most significant utilization of cash was due to an increase in trade and installment receivables (prior to financing) of $85,127,000, which increase resulted primarily from the concentration of sales volume near the end of the third quarter of 1996. This was partially offset by cash provided by an increase in deferred revenue of $19,272,000. Other changes in cash resulted from fluctuations in various working capital accounts, the most significant being a reduction of $9,096,000 of accrued liabilities. Full year cash flows from operating activities were $20,323,000 provided in 1993, $32,331,000 provided in 1994 and $27,570,000 used in 1995.

  Cash used in investing activities was $52,828,000 for the first nine months of 1996 compared to $55,320,000 for the same period in 1995. The cash utilization was primarily due to $25,546,000 in purchases of property and equipment, $27,269,000 in capitalized software development costs and $12,819,000 in payments for acquisitions. In the first nine months of 1995, payments for acquisitions were significantly higher at $43,203,000. The acquisitions in 1995 were primarily financed through the sale and maturities of $37,546,000 of investment securities. Full year cash flows from investing activities were $21,362,000 used in 1993, $51,076,000 used in 1994 and
$136,095,000 used in 1995. Certain proceeds from the Company's October 1995 public offering of 10,840,155 shares of Common Stock were used to fund $103,085,000 in payments relating to acquisitions and approximately $38,780,000 in capital expenditures.

  Cash provided by financing activities was $90,772,000 for the first nine months of 1996 compared to $18,311,000 for the same period in 1995. The primary source of cash was an $85,776,000 sale of receivables. Full year cash flows from financing activities were $8,145,000 provided in 1993, $67,506,000 provided in 1994 and $199,257,000 provided in 1995. The Company received aggregate proceeds, net of issuance costs, of approximately $194,420,000 in connection with its October 1995 public offering.

QUARTERLY COMPARISONS

  The following tables set forth an unaudited summary of certain quarterly financial data. This quarterly information has been prepared on the same basis as the annual consolidated financial statements and, in management's opinion, reflects all adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

  The Company has experienced a seasonal pattern in its operating results, with the fourth quarter typically having the highest total revenues and operating income. For example, 31% and 32% of the Company's total revenues in 1994 and 1995, respectively, were generated in the fourth quarter. Further, revenues for the fourth quarter of 1994 were higher than for the first quarter for 1995 and revenues for the fourth quarter of 1995 were higher than revenues for the first quarter of 1996. Since operating expenses continued to increase in the first quarter, the Company realized substantially lower operating margins and net income for this period. The Company expects this pattern to continue for the foreseeable future. The Company believes the seasonality of its revenue results primarily from the budgeting cycles of its software product customers and the structure of the Company's sales commission and bonus programs. In addition, the Company's software products revenue may vary significantly from quarter to quarter depending upon other factors such as the timing of new product announcements and releases by the Company and its competitors. The Company operates with relatively little backlog and substantially all of its software products revenue in each quarter results from sales made in that quarter.

                                                             QUARTERS ENDED
                  ---------------------------------------------------------------------------------------------------------
                  MAR. 31, JUNE 30,  SEPT. 30,    DEC. 31,    MAR. 31,     JUNE 30,     SEPT. 30,     DEC. 31,     MAR. 31,
                    1994     1994      1994         1994        1995         1995         1995          1995         1996
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenues,
 as previously
 reported.......  $39,686  $48,266    $50,855     $63,660     $ 55,481     $64,573      $ 64,641      $ 91,226
Adjustments(1)..    5,466    5,698      5,754       6,024        7,579       7,223         7,146         6,807
Total revenues..   45,152   53,964     56,639      69,684       63,060      71,796        71,787        98,033     $ 82,471
Operating income
 (loss), as
 previously
 reported.......    1,544    5,334     (8,096)(2)   2,596(3)   (17,688)(4)  (4,002)(5)   (38,401)(6)   (68,865)(7)
Adjustments(1)..      166   (1,069)    (1,211)     (1,487)         370         398           267          (241)
Operating income
 (loss).........    1,710    4,265     (9,307)(2)   1,109(3)   (17,318)(4)  (3,604)(5)   (38,134)(6)   (69,106)(7)  (32,327)(8)
Net income
 (loss), as
 previously
 reported.......    1,290    3,966     (7,445)(2)   2,804(3)   (14,438)(4)  (2,559)(5)   (28,900)(6)   (66,577)(7)
Adjustments(1)..      165   (1,033)    (1,165)     (1,226)         432         248           156          (295)
Net income
 (loss).........    1,455    2,933     (8,610)(2)   1,578(3)   (14,006)(4)  (2,311)(5)   (28,744)(6)   (66,872)(7)  (24,504(8)
Net income
 (loss) per
 share, as
 previously
 reported.......  $  0.04  $  0.11    $ (0.22)(2) $  0.07(3)  $  (0.38)(4) $ (0.07)(5)  $  (0.76)(6)  $  (1.40)(8)
Net income
 (loss) per
 share..........     0.04     0.07      (0.23)(2)    0.04(3)     (0.34)(4)   (0.06)(5)     (0.69)(6)     (1.31)(8) $  (0.45(8)
Shares used in
 computing net
 income (loss)
 per share, as
 previously
 reported.......   35,827   35,995     33,521      38,175       37,520      37,902        38,117        47,697
Shares used in
 computing net
 income (loss)
 per share......   39,045   39,213     36,739      41,385       40,738      41,283        41,460        51,032       54,915

                     QUARTERS ENDED
                  --------------------
                   JUNE 30,  SEPT. 30,
                     1996      1996

Total revenues,
 as previously
 reported.......
Adjustments(1)..
Total revenues..   $100,485  $113,430
Operating income
 (loss), as
 previously
 reported.......
Adjustments(1)..
Operating income
 (loss).........    (10,072)  (10,636)(9)
Net income
 (loss), as
 previously
 reported.......
Adjustments(1)..
Net income
 (loss).........     (5,791)   (7,693)(9)
Net income
 (loss) per
 share, as
 previously
 reported.......
Net income
 (loss) per
 share..........   $  (0.10) $  (0.14)(9)
Shares used in
 computing net
 income (loss)
 per share, as
 previously
 reported.......
Shares used in
 computing net
 income (loss)
 per share......     55,214    55,678

---------------------

(1) Adjustments reflect the effect of acquisitions accounted for as poolings of interests on the amounts previously reported in the Company's Annual Report on Form 10-K. See Note 2 of the Notes to the Consolidated Financial Statements for a more detailed discussion of these transactions.
(2) Reflects a pre-tax charge for acquired in-process technology of $14,564,000 relating to the Company's acquisition of the outstanding stock of Dimeric, and the net assets of Aston Brooke.
(3) Reflects a pre-tax charge for acquired in-process technology of $10,030,000 relating to the Company's acquisition of the net assets of AutoSystems.
(4) Reflects a pre-tax charge for acquired in-process technology of $18,799,000 relating primarily to the Company's acquisition of the stock of SQL, Viatech, BrownStone and Reltech.
(5) Reflects a pre-tax charge for acquired in-process technology of $1,354,000 relating to the purchase of certain product technologies. Also reflects a pre-tax charge for merger costs of $2,152,000 relating to acquisitions accounted for as poolings of interests.
(6) Reflects a pre-tax charge for acquired in-process technology of $5,300,000 relating to the acquisition of ASC. Also reflects a pre-tax charge for merger costs of $22,612,000 relating to acquisitions accounted for as poolings of interests.
(7) Reflects a pre-tax charge for acquired in-process technology of $63,040,000 relating primarily to the acquisitions of the stock of ProtoSoft, BMS, AIB and Protellicess. Also reflects a pre-tax charge for merger costs of $6,055,000 relating to acquisitions accounted for as poolings of interests.
(8) Reflects a pre-tax charge for acquired in-process technology of $7,005,000 relating to the Company's acquisition of the stock of AST and the purchase of certain product technologies. Also reflects a pre-tax charge for merger costs of $5,782,000 relating to acquisitions accounted for as poolings of interests.
(9) Reflects a pre-tax charge for acquired in-process technology of $4,090,000 relating to the Company's acquisition of Software Alternatives and Grateful Data.

                                   BUSINESS

  The discussion below contains certain forward-looking statements (as such term is defined in the rules promulgated pursuant to the Securities Act) that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. The Company's actual results, performance or achievements in 1996, 1997 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. See "Risk Factors" for a discussion of factors that could cause or contribute to such material differences.

  The Company develops, markets and supports enterprise infrastructure software products, and provides related professional services, for administering the prevailing complex, heterogeneous computing environment known as the open enterprise environment (the "OEE"). These products and services increase the performance and interoperability of computing systems and databases in the OEE and provide users, primarily in large and data intensive organizations, with more efficient and productive access to and use of critical information. The Company's products typically perform fundamental, mission-critical functions, such as maintenance of data integrity, systems security, systems scheduling and project and process management. The Company offers enterprise infrastructure software products through five business units: systems management, database management, application lifecycle, business intelligence and data warehouse. Addressing businesses' increasing demand for simplified vendor relationships and complete solutions to information technology ("IT") problems, the Company's goal is to become the leading provider of enterprise infrastructure solutions by offering a comprehensive set of "best of breed" point products, fully integrated product suites and a wide array of professional services, including consulting, systems integration and educational programs.

  To achieve its goal, the Company identified key enterprise infrastructure technologies and skill sets, and through a combination of an aggressive acquisition program and vigorous internal product development efforts, the Company has assembled the competencies to create complete enterprise infrastructure solutions. Since mid-1994, the Company has acquired 32 businesses and 22 technologies. The Company is now leveraging the breadth of its product lines and its professional service capabilities, and is devoting substantial resources to integrating its products and technologies, to provide complete, customized solutions for enterprise infrastructure problems. These solutions range from single products to sets of integrated products from multiple business units bundled into a product suite, along with design and implementation services provided by the Company's professional services staff. These solutions also include ongoing product upgrades, maintenance and support, sometimes pursuant to multi-year contracts. Evidencing the increasing demand of the Company's customers for comprehensive solutions, the Company executed 32 transactions of over $1 million during the first nine months of 1996, as compared to only one such transaction during the first nine months of 1995. The Company's total revenues and software products revenue increased 43% and 50%, respectively, for the first nine months of 1996 as compared to the same period in 1995.

  During 1996, the Company's software developers have focused on product integration and the bundling of products to satisfy critical customer needs, along with continued expansion and enhancement of the Company's product line. The Company has also been enabling its products and suites for application with intranets, the Internet and the World Wide Web (the "Web"). The cornerstone of the Company's integration efforts is the PLATINUM Open Enterprise Management Solution ("POEMS"), an architecture designed to give the Company's products a common look and feel, common installation and distribution and common communication, data and events handling. The Company is creating solutions for general business needs, as well as the needs of specific industries. For example, the Company recently released PLATINUM RiskAdvisor, a data warehouse decision support application developed specifically for the insurance industry. The Company has also released its "Netcessities" product suite for building, testing and deploying intranet applications, and has developed a comprehensive solution for the Year 2000 problem. In addition, the Company intends to use a number of its current products and technologies as the foundation for a new, integrated product offering designed to enable companies to simultaneously manage, maintain and deploy multiple Web sites.

MARKET OVERVIEW

  The deployment, management, maintenance and productive use of IT has become increasingly complex as organizations have moved from centralized host-based computing systems to networked, open enterprise environments. These modern computing environments frequently service multiple end-users spread across numerous locations and are heterogeneous, consisting of various computing platforms (including mainframes, minicomputers, workstations and desktop PCs/LANs), relational database management systems ("RDBMS"), operating systems (including UNIX, Windows, Windows NT, OS/400, OS/2, MVS and VMS) and applications, and often also including intranets, the Internet and/or the Web. These open environments are also dynamic; users as well as hardware and software resources are frequently added, removed or changed and new, mission-critical applications are continually being developed and deployed.

  The Internet, a global web linking thousands of computer networks, has emerged as an important medium for communications in these complex IT environments. Much of the recent growth in the use of the Internet is attributable to the rapid expansion of the network of graphical servers and information known as the Web. As organizations become familiar with the Web, they are increasingly using Internet data formats and communications protocols, Web client and server software and, in some cases, the Internet's communication facilities as the backbone for private networks ("intranets") that connect these organizations' various local area networks.

  While open enterprise computing environments can provide price-performance advantages and the potential for greater functionality than host-based systems, organizations have found that traditional mainframe systems administration tools and utilities are unable to address the complex requirements of these environments. As a result, a market need has arisen for comprehensive, easy to use, high-performance and cost-effective infrastructure solutions that offer the functionality traditionally associated with mainframe solutions, but are designed for open enterprise environments. The Company believes that, due to the complexities of these new computing environments, persons who are responsible for the administration of these systems are increasingly seeking to purchase IT products and services from a smaller number of vendors that can offer, design and implement complete, integrated infrastructure solutions.

BUSINESS STRATEGY

  To capitalize on these market opportunities, the Company's business strategy is to:

  . Offer a Comprehensive Enterprise Infrastructure Software Product Line--
    The Company offers a comprehensive set of point products to address each of five principal enterprise infrastructure software disciplines: systems management, database management, application lifecycle, business intelligence and data warehouse. The Company continues to enhance and expand its product portfolio by internal development and the acquisition of products in each of these areas. Through its research and development and field support personnel, the Company works closely with its customers to determine their requirements and to develop solutions which address their needs.

  . Integrate Products--The Company is devoting substantial financial and software development resources to enhancing its products' common functionality and their interoperability with each other and the products of other vendors and to combining its products within and across business units into integrated product suites designed to solve customer problems. The Company is employing its POEMS architecture to give products a common look and feel, common installation and distribution and common communication, data and events handling. The Company is then bundling these products into suites designed to address general or industry specific needs. The Company is positioning itself as a vendor that can solve all of a business' enterprise infrastructure problems.

  . Develop Complete Solutions for Targeted Vertical Markets--The Company is designing customized product suites to address the needs of targeted vertical markets. The Company is engaging the services of individuals with substantial experience and expertise in particular industries, such as the insurance, telecommunications and pharmaceuticals industries, to provide the Company's software developers with an understanding of how IT systems function within those industries. The Company can then develop suites of products tailored to meet such systems' specific needs, with user interfaces appropriate for each industry. For example, the Company recently released PLATINUM RiskAdvisor, a data warehouse decision-support application developed specifically for the insurance industry. The Company expects to expand its presence in the vertical applications marketplace.

  . Offer a Wide Range of Professional Services--In furtherance of the
    Company's strategy to offer comprehensive solutions, the Company provides a wide range of professional services, including consulting, systems integration and educational programs. The Company can provide complete solutions to customers' enterprise infrastructure problems, from design to full implementation and installation of products. The Company believes this ability to provide end-to-end solutions, including both products and services, enables the Company to satisfy customer desires for single-source solutions, strengthening the Company's position in the marketplace for enterprise infrastructure products. Additionally, the Company is beginning to package professional services as a standard feature of its product sales, and the Company believes that solutions developed by its professional services group will lead to sales of the Company's products as part of such solutions. The Company continues to enhance its professional service capabilities.

  . Build Strong Customer Relationships--The Company focuses significant efforts on building strong, lasting relationships with its customers. The Company's direct sales approach, with each customer dealing with only one salesman for the Company's entire product line, is the foundation of these efforts. Additionally, the Company provides comprehensive customer service and technical support as integral components of its product offerings, which the Company believes is essential to creating customer satisfaction and building long-term relationships.

PRODUCTS

  The Company provides tools and technologies that help organizations efficiently operate and manage their complex OEEs, which contain multiple platforms and multiple operating systems. These tools increase the efficiency of individual computing systems and databases, as well as the interoperability of these systems and databases in distributed environments of any size. The Company's solutions support platforms and operating systems that span mainframe, midrange and PC/LAN computing environments, including MVS, UNIX, OS/2, OS/400, Windows and Windows NT. They also support multiple heterogeneous databases, such as the DB2 family, Oracle, Sybase, Microsoft SQL Server and Informix. Software products revenue constituted 50%, 51%, 52% and 51% of total revenues of the Company for each of 1993, 1994, 1995 and the nine-month period ended September 30, 1996, respectively.

  The Company now offers approximately 140 robust and adaptable point products through five business units:

  Systems Management Products--The Company offers products that enable organizations to manage resources and events to optimize and centralize different platforms, whether local or remote, so that applications can scale to large numbers of machines and reside where they are most cost-efficient; to automate routine systems maintenance tasks and processes, thereby streamlining enterprise management, enhancing system reliability and reducing costs; and to simplify the management of disparate systems and applications enterprise-wide and increase end-use productivity. Included in these product offerings are solutions for systems management spanning several related disciplines, including job and process management, enterprise automation, storage management, output management, problem resolution, security management, distribution management, asset management, change and configuration management, performance management, finance and resource management, capacity planning, and networking and connectivity. The Company offers over 20 products developed to provide the functionality required by businesses, while scaling across multiple platforms that include UNIX, Windows, Windows NT, OS/400, OS/2, MVS and VMS. Principal systems management products include the following:

  . AutoSys--a reliable batch job scheduler, AutoSys simplifies the task of managing and monitoring multiple jobs in distributed UNIX environments. It provides centralized control of job execution across heterogeneous platforms and offers flexible features, such as self-correcting job control and automated restart and recovery capabilities.

  . DBVision--a scaleable, UNIX-based tool for continuous monitoring and centralized management of Oracle, Sybase, Microsoft SQL Server and Informix databases in any size network. DBVision collects and displays performance measurements in real time or retrospect. It automatically detects and corrects performance problems and predicts space shortages.

  . TransTracker--a distributed systems measurement tool that enables application developers, infrastructure architects and operations managers to analyze detailed metrics to improve client/server application performance.

  . WireTap--a tool that monitors and measures network packet traffic and can yield details on network utilization by protocol and application. It also provides statistics on response times and occurrences of client/server requests.

  . AutoSecure--a tool that provides mainframe-caliber security for UNIX hosts, AutoSecure makes administration consistent across UNIX platforms. It protects LOGINs to the system, password quality, execution of privileged programs, file access, user ID substitutions and network connections.

  Database Management Products--The Company provides a leading set of tools and utilities for centralized or distributed administration, analysis and monitoring of heterogeneous databases. The Company's solutions for DB2 give users the power and flexibility that they require for applications development, database administration, performance analysis and utilities. By automating administrative and maintenance tasks, these software solutions enable users to achieve the highest performance levels possible, increase data availability, automate arduous administrative tasks, dramatically reduce completion time and deliver new products or enhancements to end-users faster and with more flexibility. Principal database management products include the following:

  . Database Analyzer--a DB2 DASD and database monitoring, analysis, validation, forecasting and tuning tool. It provides extensive statistical reporting capabilities, automated maintenance and auditing of internal structures and a DB2 page editor.

  . Plan Analyzer--a tool that provides advanced analyses for monitoring and maintaining the SQL in DB2 plans and packages. Its reporting options provide full details on access path choices, SQL syntax and plan or package problems so that businesses can maximize application efficiency.

  . RC Migrator--a tool that automates DB2 object and data migrations and alterations, while maintaining object dependencies and preserving data security. Migrations may be performed on a one-to-one or one-to-many basis.

  . RC Update--a complete object and data management tool for DB2 that creates, drops and alters DB2 objects. It also provides object restoration capabilities as well as facilities for comparing, copying and editing data.

  . TS Reorg--a powerful tablespace reorganization tool for Oracle, Informix and Sybase databases of any size. TS Reorg delivers fast reorganizations of entire tablespaces, individual tables and indexes. It also provides efficient fragmentation of used and free space and automatic data partitioning. TS Reorg can run on UNIX, VMS or Windows NT-based server systems.

  Application Lifecycle Products--The Company offers products that enable organizations to streamline the entire application lifecycle, from estimation to deployment and maintenance. These products also facilitate the development of sophisticated, high-performance systems that can adapt to changes in evolving, open environments. Business processes are automated through solutions for project and process management, analysis and design, construction, testing, distribution, change and configuration management and help desk support. Principal application lifecycle products include the following:

  . AionDS--a complete application development solution that combines rule-based technology and object-oriented programming. Developers can use its powerful language to build applications that automate complex business policies and process logic.

  . CCC/Harvest--a tool that provides software change and configuration management, integrated problem tracking and software process automation in open, client/server environments through a consistent interface. It integrates with other tools and monitors the development process for individual developers, development teams and application managers.

  . Paradigm Plus--a powerful, object-oriented analysis and design tool that supports Enterprise Component Modeling (ECM), code generation and reverse engineering. Using ECM, companies can identify business requirements, model and build reusable application components and manage long-term information systems.

  Business Intelligence Products --The Company offers an integrated tool set that enables organizations to better leverage their corporate data investments. These products enable end-users to derive value and insight from corporate information by facilitating the access, analysis, reporting and delivery of enterprise data. Powerful point products can be used separately to meet specific needs, or as part of an integrated business intelligence solution. By bringing database and warehouse information to enterprise desktops, users can effectively identify business trends, analyze complex information, create timely reports and make informed decisions. Principal business intelligence products include the following:

  . Forest & Trees--a data analysis and reporting tool for sophisticated business intelligence and decision support systems. It enables end-users and developers to collect, combine, monitor and analyze information from a variety of sources, including PC spreadsheets and databases, database servers, mainframe systems and Lotus Notes.

  . InfoBeacon--a next-generation decision support solution that contains an analytical processing engine to handle user requests for multi-dimensional views of data stored in relational database management systems and to perform standard and custom calculations. Based on a three-tier client/server architecture, InfoBeacon brings rapid response and enterprise scalability to the data warehouse analysis environment.

  . InfoReports--an advanced reporting tool that lets end-users create ad hoc and production reports using a familiar Windows interface. Users can build multiple-query reports that combine data from different databases. These reports can be executed on any client or server while retaining identical formatting attributes.

  . Report Facility--a versatile reporting tool for DB2, VSAM, QSAM and other data sources, Report Facility executes online or in batch and features a variety of report types, including those from InfoReports. It optimizes resource consumption by user or environment.

  Data Warehouse Products--The Company offers an integrated set of solutions for all major warehousing functions, including data extraction and refinement, data distribution, and data access and analysis. This comprehensive solution set helps organizations build, manage and maintain data warehouses. A data warehouse is a data store that gives end-users full access to periodically consolidated, historical data for making business decisions and analyzing trends without jeopardizing the performance of mission-critical operations. Warehousing tools can capture data in many forms on numerous platforms, transfer it to multiple database platforms and provide users with the means to access and manage such information. Repository tools play a key role in data warehouses as places for centralized control and collection points for status information concerning the warehouses and their activities. Principal data warehouse products include the following:

  . InfoPump--a bi-directional client/server middleware tool, InfoPump automates the process of replicating, transferring and integrating data in heterogeneous environments on a scheduled or event-driven basis.

  . InfoHub--a tool that enables end users to transparently access and update a variety of host-based relational and nonrelational legacy databases using PC-based applications or front-end query and reporting tools.

  . Repository--a metadata source that links warehouse resources, targets and end-user query tools, enterprise-wide. Repository stores the information necessary to define a migration environment and for the mapping of sources to targets, as well as translation requirements, business rules and selection criteria for building a warehouse.

  . InfoTransport--a reliable, high-speed tool for transferring data extracted from DB2, IMS, VSAM and sequential files to DB2 for OS/2, DB2 for AIX, Oracle7, Sybase, Microsoft SQL Server and Informix.

  In the past, businesses licensed products on a stand-alone basis to address each of their enterprise infrastructure needs as they arose, including management performance, systems security, object design and quality assurance. By combining tools and technologies within and across its business units, the Company now provides product suites that feature a variety of functions which present complete solutions to businesses' enterprise infrastructure problems. These integrated product offerings allow businesses to experience comprehensive benefits without having to deal with multiple products or multiple vendors. The Company has designed product suites that address enterprise infrastructure problems that are shared by businesses from various industries, as well as product suites that target enterprise infrastructure problems that are unique to specific industries. The following provides a brief description of some of the Company's recent product suite offerings:

    SystemVision 2000--this product suite, developed through a combination of tools and technologies made available through internal development, acquisitions and marketing agreements, provides an end-to-end solution to the problem created by the century date change, commonly known as the Year 2000 problem. It enables businesses to analyze, plan, implement and test century date changes in an integrated manner. As a result, businesses can minimize exposure, more effectively plan resources and reduce costs and time associated with the Year 2000 problem.

    Netcessities--this product suite, which is the result of integration between, and enhancements to, the Company's application lifecycle solution products, enables professional developers to analyze, construct, test and deploy enterprise-wide intranet applications. It offers a complete solution for delivering mission-critical applications to businesses' intranets, emphasizing object-oriented technologies and sophisticated database access.

    RiskAdvisor--this product suite, which provides a comprehensive strategic solution for analyzing large amounts of stored business data, was designed specifically for the insurance industry. It provides multiple analytical facilities, all keyed to insurance business indicators. This allows companies to proactively manage their businesses by identifying loss activity trends, reducing operating costs in policy issuance and claims control and understanding claim caseload activity.

PRODUCT LICENSES

  The Company provides its software products to customers under non-exclusive, non-transferable license agreements (including standard shrink-wrap licenses for certain products). As is customary in the software industry, in order to protect its intellectual property rights, the Company does not sell or transfer title to its software products to customers. Under the Company's current standard form license agreement, licensed software may be used solely for the customers' internal operations and only on designated hardware at specified sites, which may be comprised of a stand-alone computer, a single network server with multiple terminals or multiple network servers with multiple terminals.

  Licenses for the Company's software are almost exclusively perpetual, although annual and monthly licenses are also offered. License fees may be due upon execution by the customer of the applicable product agreement or may be payable over time for contracts involving multi-year commitments for maintenance and product upgrades. List prices are based upon the size of the processor, number of servers and/or number of users, depending upon the type of license and product being licensed. The Company's published list price includes discounts for suite, enterprise and multi-site licenses. Licenses generally include more than one product. Under the Company's current standard form license agreement, maintenance is renewed on an annual basis by the customer paying the current maintenance fee. Customers may also commit for maintenance and product support over extended periods of time. See "Technical Support and Maintenance."

PRODUCT DEVELOPMENT

  The Company is pursuing its strategy by continuing its emphasis on developing new software products and enhancements in-house, acquiring products, technologies and businesses complementary to the Company's existing product line and forming alliances with leading technology companies. The Company has formed separate in-house development teams to efficiently integrate acquired products and technologies into existing product lines. During 1993, 1994, 1995 and the nine-month period ended September 30, 1996, product development and support expenses of the Company were $43,467,000, $51,781,000, $94,027,000 and $117,480,000, respectively. As of October 31,
1996, the Company employed approximately 1,650 persons in product development and support.

  Internal Development--The Company will continue to rely to a large extent on the internal development of products to expand its product lines. The Company believes its RDBMS expertise and experience give it a competitive advantage in developing products that address increasingly complex environments and that meet evolving customer needs. In order to fully exploit acquired software development personnel, and to access new sources of talent, the Company has established approximately 32 independent development laboratories, generally at the locations of newly-acquired companies. These development laboratories are interconnected via video conferencing, e-mail, Lotus Notes and other communication technologies and use various hardware, operating systems and database systems which give the Company the ability to simulate the open enterprise environments of its customers. Laboratories have responsibility for their product lines and receive guidance from POEMS teams to foster interoperability.

  Acquisitions--The Company continually reviews acquisition candidates with leading-edge products and technologies that could enhance the Company's product portfolio. The Company has particularly emphasized this approach to accelerate the Company's expansion beyond the relational database management market. The technologies associated with the products of the acquired businesses are being incorporated into the Company's existing internally developed products and are being used in developing new enterprise infrastructure products. In addition to providing the Company with new products and technologies, these acquisitions have provided the Company with experienced teams of product developers who now staff the Company's independent development laboratories. The Company plans to continue to pursue acquisition opportunities, because it believes that acquisitions are an essential part of the Company's strategy to compete effectively in its rapidly evolving marketplace.

  Technology Relationships--To reinforce its commitment to providing solutions for the open enterprise environment, the Company has implemented its PLATINUM Partner Program, whereby the Company has established strategic and technology relationship with several hardware, software and database vendors. The Company believes that in order to provide solutions for heterogeneous computing environments, it will need to continue to establish and maintain key relationships with leading technology companies, such as IBM/Tivoli, Hewlett-Packard, Oracle, Sybase, Informix and Microsoft. These technical and marketing alliances provide the Company early access to product information and pre-release software.

PROFESSIONAL SERVICES

  As part of its strategy to provide complete solutions for the OEE, the Company offers a range of professional services, including consulting services and educational programs. These services help businesses construct and manage infrastructures in which complex software products can be used. These services can improve and accelerate customization, implementation and deployment of the Company's software products. The Company believes that more rapid and effective implementation of its software products will lead to increased customer satisfaction and greater follow-on sales. For these reasons, the Company is beginning to package its professional services as a standard feature of its product sales.

  Consulting Services--The Company is focusing significant effort on developing and expanding its consulting services group. Primarily developed through recent acquisitions of consulting services companies, this group provides consulting services to end-user customers of computer systems, including those that desire to migrate from information systems that use proprietary environments to open system environments. Other services provided include (i) technology selection, strategy and infrastructure, (ii) large scale systems design, implementation and management, (iii) data warehouse design and implementation, (iv) systems troubleshooting and (v) rapid prototyping of open systems to ascertain feasibility. Customers for these services include original equipment manufacturers, the Company's product customers, system integrators and business end-users.

  Educational Programs--The Company believes that its education services play an important role in increasing market awareness of its software products among IT personnel, including application developers, database administrators and end-users. Offering a comprehensive curriculum that supports leading technologies, the Company conducts a set of training courses designed to deal with the critical issue of skills management. These courses cover several key technology areas of the open enterprise environment and are held at various training centers in the U.S. and throughout the Company's international operations. The Company also offers on-site computer-based training courses and self-led Internet-based training courses that users may complete in their own offices or homes. The Company believes that this capability has further strengthened the Company's position in the education market.

  The Company continually reviews acquisition candidates that are leading-edge service providers that could enhance the Company's service offerings. The Company is also expanding its professional services through internal growth.

SALES AND MARKETING

  The Company employs a multi-faceted sales strategy. For software products, the Company utilizes telemarketers, an inside sales force, an outside sales force, product seminars, user group participation, direct mail and print advertising. The Company also utilizes certain indirect sales channels, such as distributors, VARs and OEM relationships for selected products.

  North American Software Sales--The Company's North American direct sales force is currently organized in territories covering the United States and Canada. To support the rapid expansion of the Company's product line, the Company, during 1995 and 1996, accelerated its sales force hiring and training process. The Company now has approximately 240 individuals in its North American direct sales force.

  Generally, for North American software product licenses, the Company's telemarketing specialists call prospective customers to identify and qualify leads. Once a lead has been qualified, the prospective client is turned over to an inside sales person to arrange a short-term, free product evaluation of the Company's products, to the extent appropriate. Once a product evaluation has been arranged, a direct sales person and a technical field support person call on the prospective customer to assist it with trials, demonstrate product features and close sales. The evaluation process allows a user to test the products' overall effectiveness, performance and competitive capabilities before entering into a license agreement. The Company also licenses certain software products for which trials are not appropriate through the use of a telemarketing sales force and shipment of such products under shrink-wrap or other license. During 1995, the Company invested heavily in call center technology for the Company's telemarketers and in sales force automation tools for tracking, forecasting and reporting across the various sales teams.

  International Software Sales--The Company generally markets its products overseas through a network of wholly-owned subsidiaries. Generally, these subsidiaries use an approach similar to that used by the Company in

North America, utilizing an international direct sales force of approximately 145 individuals. As of October 1996, the Company had subsidiaries in Australia, Austria, Belgium, Brazil, Denmark, Finland, France, Germany, Hong Kong, Indonesia, Italy, Japan, Korea, Malaysia, the Netherlands, Norway, Singapore, South Africa, Spain, Sweden, Switzerland, Taiwan, Thailand and the United Kingdom. The Company expects that it will establish other foreign subsidiaries in the future to meet its strategic objectives. In a few countries, primarily in South America and the Middle East, the Company markets its products through independent distributors.

  Global Accounts--The Company has recently begun to designate large, geographically disbursed entities as "global accounts." Each of these accounts is managed, on a worldwide basis, by a single executive who focuses his or her attention on the diverse needs of the enterprise.

  Professional Services--The Company's consulting services and educational programs are marketed by separate direct sales forces.

  User Group Leadership--The Company believes that its sales and marketing efforts have also been greatly enhanced by participation in domestic and international user groups. The Company plays a major role in the activities of International DB2 Users Group, the International Oracle Users Group, the International Sybase Users Group, and other smaller user groups, and expects to continue to do so in the future.

CUSTOMERS

  The Company's customers primarily consist of Fortune 1000 companies and similarly sized organizations worldwide that operate in industrial, healthcare, technology, government, finance, consumer products and other business sectors. A large majority of the Company's customers have purchased multiple products from the Company.

  No single customer accounted for 10% or more of the Company's revenues in 1993, 1994, 1995 or the nine-month period ended September 30, 1996. The Company does not believe that the loss of any single customer would have a material adverse effect on the Company's business.

TECHNICAL SUPPORT AND MAINTENANCE

  The Company's in-house technical support group, situated at various locations throughout the U.S., provides pre-sale, installation and post-sale support, including toll-free telephone support during regular business hours, to current users and potential customers evaluating the Company's products. The technical support group also offers seven-day, 24-hour toll-free telephone service for an additional fee. The Company believes that effective technical support during product evaluation substantially contributes to product acceptance, and that post-sale support has been a substantial factor in customer satisfaction to date and will continue to be so in the future.

  The Company offers a maintenance program for its software products, which consists of product enhancements, updated products and technical support. Maintenance is typically provided without additional charge during the warranty period defined in the license agreements. Under the Company's standard form license agreement, customers renew maintenance and support on an annual basis by paying the current maintenance fee. Customers may also commit for maintenance and product support over extended periods of time. Revenue from first year and recurring maintenance charges is recognized ratably over the period the maintenance and support services are to be provided.

COMPETITION

  The Company operates in highly competitive markets and expects competition to increase. The Company has encountered substantially enhanced competition and many new competitors, including relational database vendors and systems software companies, and substantially enhanced competition as it has moved from the relational database tool market to the much larger enterprise infrastructure software market and as it has entered the consulting services business. Many of the Company's current and prospective competitors have significantly greater financial, technical and marketing resources than the Company. In addition, many prospective customers may have the internal capability to implement solutions to their problems.

  The competitive factors affecting the market for the Company's software products include the following: product functionality, integration, performance and reliability; demonstrable economic benefits for users relative to cost; quality of customer support and user documentation and ease of installation; vendor reputation, experience and financial stability; and price.

  The Company believes that it has competed effectively to date. The Company's ability to remain competitive will depend, to a great extent, upon its ongoing performance in the areas of product development and customer support. To be successful in the future, the Company must respond promptly and effectively to the challenges of technological change and its competitors' innovations by continually enhancing its own product offerings. Performance in these areas will, in turn, depend upon the Company's ability to attract and retain highly qualified technical personnel in a competitive market for experienced and talented software developers. The Company also expects to continue its strategy of identifying, acquiring and developing enterprise infrastructure products and technology through the acquisition of specific products and of businesses which have developed such products and technologies.

  In addition, the Company encounters competition from a broader range of firms in the market for professional services. Many of the Company's current and prospective competitors have significantly greater financial, technical and marketing resources than the Company. The competitive factors affecting the market for the Company's professional services include the following: breadth and quality of services offered, vendor reputation and the ability to retain qualified technical personnel.

INTELLECTUAL PROPERTY RIGHTS

  The Company has historically relied upon a combination of contractual rights, trademarks, trade secrets, and copyright laws to establish and protect its proprietary rights in its products. The Company also holds some patents and believes that patents may become increasingly important to the software industry. Consequently, the Company is taking actions to further protect its proprietary rights through software patents. The Company's license agreements restrict a customer's use of the Company's software and prohibit disclosure to third persons. Notwithstanding those restrictions, it may be possible for unauthorized persons to obtain copies of the Company's software products. The Company believes that because of the rapid pace of technological change in the computer software industry, the legal protections for its products are less significant factors in the Company's success than the knowledge, ability and experience of the Company's employees, the frequency of product enhancements and the timeliness and quality of support services provided by the Company. The Company registers its product names and other trademarks in the United States and certain foreign countries.

EMPLOYEES

  As of October 31, 1996, the Company employed approximately 3,675 persons, including 1,065 in sales, marketing and related activities, 1,650 in product development and support, 660 in professional services and 300 in management, administration and finance. The Company's success is highly dependent on its ability to attract and retain qualified employees. Competition for employees is intense in the software industry. None of the Company's employees is represented by a labor union or is the subject of a collective bargaining agreement. The Company has never experienced a work stoppage and believes that its employee relations are good.

                           DESCRIPTION OF THE NOTES

  Set forth below is a summary of certain provisions of the Notes. The Notes will be issued pursuant to an indenture (the "Indenture") to be dated as of
          , 1996, by and between the Company and American National Bank and Trust Company of Chicago, as trustee (the "Trustee"), a form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The terms of the Indenture are also governed by certain provisions contained in the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summary of the Notes and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by, reference to all of the provisions of the Indenture, including the definitions therein of certain terms which are not otherwise defined in this Prospectus and those terms made a part of the Indenture by reference to the Trust Indenture Act as in effect on the date of the Indenture. Capitalized terms used herein without definition have the meanings ascribed to them in the Indenture. As used in this section "Description of the Notes," the "Company" refers to PLATINUM technology, inc., exclusive of its Subsidiaries. Wherever particular provisions of the Indenture are referred to in this summary, such provisions are incorporated by reference as a part of the statements made and such statements are qualified in their entirety by such reference.

GENERAL

  The Notes will be unsecured, subordinated, general obligations of the Company, limited in aggregate principal amount to $85,000,000 ($97,750,000 if the Underwriters' over-allotment option is exercised in full). The Notes will be subordinated in right of payment to all Senior Indebtedness of the Company, as described below under "--Subordination." The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

  The Notes will mature on           , 2001. The Notes will bear interest at
the rate per annum stated on the cover page of this Prospectus from the date of issuance or from the most recent Interest Payment Date to which interest
has been paid or provided for, payable semi-annually on the            day of
           and            of each year, commencing            , 1997, to the
persons in whose names such Notes are registered at the close of business on
           or           , immediately preceding such Interest Payment Date.
Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

  The Company shall maintain an office or agency where Notes may be presented for payment (the "Paying Agent"), registration (the "Registrar"), or conversion. The Company initially designates First Chicago Trust Company of New York ("First Chicago of New York"), presently located at 14 Wall Street, New York, New York 10005, to serve as its agent for such purposes.

  At the option of the Company, payment of interest may be made by check mailed to the holders of the Notes (individually, a "Holder" and, collectively, the "Holders") at the addresses set forth upon the registry books of the Registrar. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

CONVERSION RIGHTS

  The Holder of any Notes will have the right, at the Holder's option, to convert any portion of the principal amount thereof that is an integral multiple of $1,000 into shares of Common Stock, at any time prior to the close of business on the Stated Maturity of the Notes (unless earlier redeemed or repurchased) at the Conversion Price set forth on the cover page of this Prospectus (subject to adjustment as described below). The right to convert a Note called for redemption or delivered for repurchase will terminate at the close of business on the Business Day prior to the Redemption Date or Repurchase Date for such Note, unless the Company subsequently fails to pay the applicable Redemption Price or Repurchase Price, as the case may be.

  In the case of any Note that has been converted after any Record Date, but on or before the next Interest Payment Date, interest the stated due date of which is on such Interest Payment Date shall be payable on such Interest Payment Date notwithstanding such conversion, and such interest shall be paid to the Holder of such Note who is a Holder on such Record Date. Any Note so converted must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Notes being surrendered for conversion (unless such Note shall have been called for redemption, in which case no such payment shall be required). In all cases,
the Holders will receive the interest payment due on           , 1999, even if
they surrender Notes for conversion as a result of the Company's exercise of
its right to redeem Notes on or after           , 1999. No fractional shares
will be issued upon conversion but, in lieu thereof, an appropriate amount will be paid in cash by the Company based on the market price of the Common Stock (as determined in accordance with the Indenture) at the close of business on the day of conversion.

  The Conversion Price will be subject to adjustment upon the occurrence of certain events, including: (a) any payment of a dividend (or other distribution) payable in Common Stock on any class of Capital Stock of the Company, (b) any issuance to all holders of Common Stock of rights, options or warrants entitling then to subscribe for or purchase Common Stock at less than the then current market price (as determined in accordance with the Indenture) of Common Stock; provided, however, that if such options or warrants are only exercisable upon the occurrence of certain triggering events, then the Conversion Price will not be adjusted until such triggering events occur, (c) any subdivision, combination or reclassification of Common Stock, (d) any distribution to all holders of Common Stock of evidences of indebtedness, shares of Capital Stock other than Common Stock, cash or other assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above and excluding dividends and distributions paid exclusively in cash), (e) any distribution consisting exclusively of cash (excluding any cash portion of distributions referred to in (d) above, or cash distributed upon a merger or consolidation to which the last paragraph of this section "--Conversion Rights" applies) to all holders of Common Stock in an aggregate amount that, combined together with (i) all other such all-cash distributions made within the then preceding 12 months in respect of which no adjustment has been made and (ii) any cash and the fair market value of other consideration paid or payable in respect of any tender offer by the Company or any of its Subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the Company's market capitalization (defined as being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date of such distribution, and (f) the completion of a tender or exchange offer made by the Company of any of its Subsidiaries for Common Stock that involves an aggregate consideration that, together with (i) any cash and other consideration payable in a tender or exchange offer by the Company or any of its Subsidiaries for Common Stock expiring within the 12 months preceding the expiration of such tender or exchange offer in respect of which no adjustment has been made and
(ii) the aggregate amount of any such all-cash distributions referred to in
(e) above to all holders of Common Stock within the 12 months preceding the expiration of such tender or exchange offer in respect of which no adjustments have been made, exceeds 10% of the Company's market capitalization on the expiration of such tender offer. No adjustment of the Conversion Price will be required to be made until the cumulative adjustments amount to 1.0% or more of the Conversion Price as last adjusted.

  The Company reserves the right to make such reductions in the Conversion Price in addition to those required in the foregoing provisions as it considers to be advisable. In the event the Company elects to make such a reduction in the conversion price, the Company will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any other securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Conversion Price.

  In the event that the Company distributes rights or warrants (other than those referred to in (b) in the second paragraph above) pro rata to holders of Common Stock, so long as any such rights or warrants have not expired or been redeemed by the Company, the Holder of any Note surrendered for conversion will be entitled to receive upon such conversion, in addition to the shares of Common Stock issuable upon such conversion (the "Conversion Shares"), a number of rights or warrants to be determined as follows: (i) if such conversion occurs on or prior to the date for the distribution to the holders of rights or warrants of separate certificates evidencing such rights or warrants (the "Distribution Date"), the same number of rights or warrants to which a holder of a number of shares of Common Stock equal to the number of Conversion Shares is entitled to at the time of such conversion in accordance with the terms and provisions of an applicable to the rights or warrants, and (ii) if such conversion occurs after such Distribution Date, the same number of rights or warrants to which a holder of the number of shares of Common Stock into which such Note was convertible immediately prior to such Distribution Date would have been entitled on such Distribution Date in accordance with the terms and provisions of and applicable to the rights or warrants. The Conversion Price of the Notes will not be subject to adjustment on account of any declaration, distribution or exercise of such rights or warrants.

  In case of any reclassification, consolidation or merger of the Company with or into another person or any merger of another person with or into the Company (with certain exceptions), or in case of any sale, transfer or conveyance of all or substantially all of the assets of the Company (computed on a consolidated basis), each Note then outstanding will, without the consent of any Holder of Notes, become convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, sale, transfer or conveyance by a holder of the number of shares of Common Stock into which such Note was convertible immediately prior thereto, after giving effect to any adjustment event, assuming such holder of Common Stock failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of non-electing shares.

SUBORDINATION

  The Notes will be general, unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness of the Company. At September 30, 1996, as adjusted to give effect to the issuance and sale of the Notes and the application of the net proceeds therefrom, the Company would have had approximately $19,805,000 of Senior Indebtedness outstanding. The Notes are structurally subordinated in right of payment to all liabilities (including trade payables) of the Company's Subsidiaries. The Company's Subsidiaries had approximately $24,670,000 million of trade payables and accrued liabilities outstanding at September 30, 1996. The Indenture will not restrict the incurrence of Senior Indebtedness or other indebtedness by the Company or its Subsidiaries.

  The Indenture will provide that no payment may be made by the Company on account of the principal of, premium, if any, and interest on the Notes, or to acquire any of the Notes (including repurchases of Notes at the option of the Holder) for cash or property (other than Junior Securities), or on account of the redemption provisions of the Notes, (i) upon the maturity of any Senior Indebtedness of the Company by lapse of time, acceleration (unless waived) or otherwise, unless and until all principal of, premium, if any, and interest on such Senior Indebtedness are first paid in full (or such payment is duly provided for), or (ii) in the event of default in the payment of any principal of, premium, if any, or interest on any Senior Indebtedness of the Company when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise (a "Payment Default"), unless and until such Payment Default has been cured or waived or otherwise has ceased to exist.

  Upon (i) the happening of an event of default (other than a Payment Default) that permits the holders of Senior Indebtedness or their representative immediately to accelerate its maturity and (ii) written notice of such event of default given to the Company and the Trustee by the holders of an aggregate of at least $5,000,000 principal amount outstanding of such Senior Indebtedness or their representative (a "Payment Notice"), then, unless and until such event of default has been cured or waived or otherwise has ceased to exist, no payment (by setoff or otherwise) may be made by or on behalf of the Company on account of the principal of, premium, if any, or interest on the Notes, or to acquire or repurchase any of the Notes for cash or property, or on account of the redemption provisions of the Notes, in any such case other than payments made with Junior Securities of the Company. Notwithstanding the foregoing, unless (i) the Senior Indebtedness in respect of which such event of default exists has been declared due and payable in its entirety within 179 days after the Payment Notice is delivered as set forth above (the "Payment Blockage Period"), and (ii) such declaration has not been rescinded or waived, at the end of the Payment Blockage Period, the Company shall be required to pay all sums not paid to the Holders of the Notes during the Payment Blockage Period due to the foregoing prohibitions and to resume all other payments as and when due on the Notes. Any number of Payment Notices may be given; provided, however, that (i) not more than one Payment Notice shall be given within a period of any 360 consecutive days, and (ii) no default that existed upon the date of such Payment Notice or the commencement of such Payment Blockage Period (whether or not such event of default is on the same issue of Senior Indebtedness) shall be made the basis for the commencement of any other Payment Blockage Period.

  In the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company (other than Junior Securities) shall be received by the Trustee or the Holders at a time when such payment or distribution is prohibited by the foregoing provisions, such payment or distribution shall be held in trust for the benefit of the holders of Senior Indebtedness of the Company, and shall be paid or delivered by the Trustee or such Holders, as the case may be, to the holders of the Senior Indebtedness of the Company remaining unpaid or unprovided for or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness of the Company may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness of the Company held or represented by each, for application to the payment of all Senior Indebtedness of the Company remaining unpaid, to the extent necessary to pay or to provide for the payment of all such Senior Indebtedness in full after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

  Upon any distribution of assets of the Company upon any dissolution, winding up, total or partial liquidation or reorganization of the Company, whether voluntary or involuntary, in bankruptcy, insolvency, receivership or a similar proceeding or upon assignment for the benefit of creditors or any marshaling of assets or liabilities, (i) the holders of all Senior Indebtedness of the Company will first be entitled to receive payment in full (or have such payment duly provided for) before the Holders are entitled to receive any payment on account of the principal of, premium, if any, interest on, with respect to, the Notes (other than Junior Securities) and (ii) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities (other than Junior Securities) to which the Holders or the Trustee on behalf of the Holders would be entitled (by setoff or otherwise), except for the subordination provisions contained in the Indenture, will be paid by the liquidating trustee or agent or other person making such a payment or distribution directly to the holders of Senior Indebtedness of the Company or their representative to the extent necessary to make payment in full of all such Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

  No provision contained in the Indenture or the Notes will affect the obligation of the Company, which is absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on the Notes. The subordination provisions of the Indenture and the Notes will not prevent the occurrence of any Default or Event of Default under the Indenture or limit the rights of the Trustee or any Holder, subject to the two preceding previous paragraphs, to pursue any other rights or remedies with respect to the Notes.

  The Company conducts certain of its operations through its Subsidiaries. Accordingly, the Company's ability to meet its cash obligations is dependent upon the ability of its Subsidiaries to make cash distributions to the Company. The ability of its Subsidiaries to make distributions to the Company is and will continue to be restricted by, among other limitations, applicable provisions of the laws of national and state governments and contractual provisions. The Indenture will not limit the ability of the Company's Subsidiaries to incur such restrictions in the future. The right of the Company to participate in the assets of any Subsidiary (and thus the ability of Holders of the Notes to benefit indirectly from such assets) is generally subject to the prior claims of creditors, including trade creditors, of that Subsidiary except to the extent that the Company is recognized as a creditor of such Subsidiary, in which case the Company's claims would still be subject to any security interest of other creditors of such Subsidiary. The Notes, therefore, will be structurally subordinated to creditors, including trade creditors, of Subsidiaries of the Company with respect to the assets of the Subsidiaries against which such creditors have a claim.

  As a result of these subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or an assignment for the benefit of the creditors of the Company or any of its Subsidiaries or a marshaling of assets or liabilities of the Company and its Subsidiaries, Holders of the Notes may receive ratably less than other creditors. See "Risk Factors--Subordination; Company Structure; Subsidiary Cash Flow."

REDEMPTION AT THE COMPANY'S OPTION

  The Notes will not be subject to redemption prior to           , 1999.
Thereafter, the Notes will be redeemable at the option of the Company, in
whole or in part, at any time on or after           , 1999 upon not less than
30 nor more than 60 days' notice to each Holder of the Notes, at the following redemption prices (expressed as percentages of the principal amount) if
redeemed during the 12-month period commencing            of the years
indicated below:

                          YEAR              PERCENTAGE
             1999..........................       %
             2000 and thereafter...........       %

in each case (subject to the right of Holders of record on a Record Date to receive interest due on an Interest Payment Date that is on or prior to such Redemption Date) together with accrued and unpaid interest, if any, to the Redemption Date.

  In the case of a partial redemption, the Trustee shall promptly redeem the Notes or portions thereof which are to be redeemed on a pro rata basis or in such other manner it deems appropriate and fair and in such manner as complies with any applicable depositary, legal and stock exchange requirements. The Notes may be redeemed in part in integral multiples of $1,000 only.

  The Notes will not have the benefit of any sinking fund.

  Notice of any redemption will be sent, by first-class mail, at least 30 days and not more than 60 days prior to the date fixed for redemption, to the Trustee and each Holder of Notes to be redeemed to such Holder's last address as then shown upon the registry books of the Registrar. The notice of redemption must state the Redemption Date, the Redemption Price, the amount of accrued interest to be paid and that the Notes called for redemption may not be converted after the fifth Business Day prior to the Redemption Date. Any notice that relates to a Note to be redeemed in part only must state the portion of the principal amount to be redeemed and must state that on and after the Redemption Date, upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion thereof will be issued. On and after the Redemption Date, interest will cease to accrue on the Notes or portions thereof called for redemption, unless the Company defaults in its obligations with respect thereto.

REPURCHASE OF NOTES AT THE OPTION OF THE HOLDER UPON A CHANGE OF CONTROL

  The Indenture will provide that in the event that a Change of Control (as defined herein) has occurred, each Holder of Notes will have the right, at such Holder's option, pursuant to an irrevocable and unconditional offer by the Company (the "Repurchase Offer"), to require the Company to repurchase all or any part of such Holder's Notes (provided, that the principal amount of such Notes must be $1,000 or an integral multiple thereof) on the date determined by the Company (the "Repurchase Date") that is no later than 45 Business Days after the occurrence of such Change of Control at a cash price (the "Repurchase Price") equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the Repurchase Date. The Repurchase Offer shall be made within 30 Business Days following a Change of Control event and remain open for 15 Business Days following its commencement (the "Repurchase Offer Period"). Upon expiration of the Repurchase Offer Period, the Company shall purchase all Notes tendered in response to the Repurchase Offer. If required by applicable law, the Repurchase Date and the Repurchase Offer Period may be extended as so required; however, if so extended, it shall nevertheless constitute an Event of Default if the Repurchase Date does not occur within 45 Business Days of the Change of Control.

  The Indenture will provide that a "Change of Control" occurs upon the occurrence of any of the following events: (i) upon any merger or consolidation of the Company with or into any person or any sale, transfer or other conveyance, whether direct or indirect, of all or substantially all of the assets of the Company, on a consolidated basis, in one transaction or a series of related transactions, if, immediately after giving effect to such transaction, any "person" or "group" other than the Company is or becomes the "beneficial owner," directly or indirectly, of more than 50% of the voting power in the aggregate normally entitled to vote in the election of directors, managers, or trustees, as applicable, of the transferee or surviving entity,
(ii) when any "person" or "group" is or becomes the "beneficial owner," directly or indirectly, of more than 50% of the voting power in the aggregate normally entitled to vote in the election of directors of the Company, (iii) when, during any period of 12 consecutive months after the Issue Date, individuals who at the beginning of any such 12-month period constituted the Board of Directors of the Company (together with any new directors whose election by such Board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office, or (iv) the pro rata distribution by the Company to its stockholders of substantially all of its assets.

  For purposes of this definition, (i) the terms "person" and "group" shall have the meaning used for purposes of Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Issue Date, whether or not applicable; and (ii) the terms "beneficial owner" shall have the meaning used in Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Issue Date, whether or not applicable, except that a "person" shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time or upon the occurrence of certain events.

  On or before the Repurchase Date, the Company will (i) accept for payment Notes or portions thereof properly tendered pursuant to the Repurchase Offer,
(ii) deposit with the Paying Agent cash sufficient to pay the Repurchase Price (together with accrued and unpaid interest) of all Notes so tendered and (iii) deliver to the Trustee Notes so accepted, together with an Officers' Certificate listing the Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to the Holders of Notes so accepted payment in an amount equal to the Repurchase Price (together with accrued and unpaid interest), and the Trustee will promptly authenticate and mail or deliver to such Holders a new Note or Notes equal in principal amount to any unredeemed portion of the Notes surrendered. Any Notes not so accepted will be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Repurchase Offer on or as soon as practicable after the Repurchase Date.

  The phrase "all or substantially all" of the assets of the Company is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be some degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all" of the assets of the Company has occurred.

  The Change of Control repurchase feature of the Notes may make more difficult or discourage a takeover of the Company, and, thus, the removal of incumbent management. The Change of Control purchase feature resulted from negotiations between the Company and the Underwriters.

  The provisions of the Indenture relating to a Change of Control may not afford the Holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger, spin-off or similar transaction that may adversely affect Holders, if such transaction does not constitute a Change of Control, as set forth above. Further, the right to require the Company to repurchase Notes as a result of the occurrence of a Change of Control could create an event of default under Senior Indebtedness as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the Notes. In addition, the Company may not have sufficient financial resources available to fulfill its obligation to repurchase the Notes upon a Change of Control or to repurchase other debt securities of the Company or its Subsidiaries providing similar rights to the Holders thereof.

  To the extent applicable, the Company will comply with Section 14 of the Exchange Act and the provisions of Regulation 14E and any other tender offer rules under the Exchange Act and any other securities laws, rules and regulations that may then be applicable to any offer by the Company to purchase the Notes at the option of Holders upon a Change of Control.

LIMITATION OF MERGER, SALE OR CONSOLIDATION

  The Indenture will provide that the Company may not, directly or indirectly, consolidate with or merge with or into another person or sell, lease, convey or transfer all or substantially all of its assets (computed on a consolidated basis), whether in a single transaction or a series of related transactions, to another person or group of affiliated persons, unless (i) either (a) in the case of a merger or consolidation, the Company is the surviving entity or (b) the resulting, surviving or transferee entity is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of the obligations of the Company in connection with the Notes and the Indenture; (ii) no Default or Event of Default shall exist or shall occur immediately before or after giving effect on a pro forma basis to such transaction; (iii) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and, if a supplemental indenture is required, such supplemental indenture comply with the Indenture and that all conditions precedent relating to such transactions have been satisfied; and (iv) the resulting, surviving or transferee entity, unless it is a Subsidiary (as defined in the Indenture), immediately thereafter has a consolidated net worth not less than that of the Company immediately prior thereto.

  Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, the successor corporation formed by such consolidation or into which the Company is merged or to which such transfer is made (the "Successor Corporation") shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named therein as the Company, and the Company will be released from its obligations under the Indenture and the Notes, except as to any obligations that arise from or as a result of such transaction; provided, however, that if the Successor Corporation is a Subsidiary, the consolidated net worth of which is less than that of the Company immediately prior to such merger, consolidation, sale, lease, conveyance or transfer, the Company shall not be released from such obligations but shall remain jointly and severally liable therefor with the Successor Corporation.

REPORTS

  Whether or not the Company is subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act, the Company shall deliver to the Trustee and to each Holder, within 30 days after it is or would have been required to file such with the Securities and Exchange Commission (the "Commission"), annual and quarterly consolidated financial statements substantially equivalent to financial statements that would have been included in reports filed with the Commission if the Company was subject to the requirements of Section 13 or 15(d) of the Exchange Act, including, with respect to annual information only, a report thereon by the Company's certified independent public accountants as such would be required in such reports to the Commission and, in each case, together with a management's discussion and analysis of results of operations and financial condition as such would be so required.

EVENTS OF DEFAULT AND REMEDIES

  The Indenture will define an Event of Default as (i) the failure by the Company to pay any installment of interest on the Notes as and when due and payable and the continuance of any such failure for 30 days, (ii) the failure by the Company to pay all or any part of the principal of, or premium, if any, on the Notes when and as the same become due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, pursuant to any Repurchase Offer or otherwise, (iii) the failure of the Company to perform any conversion of any Notes required under the Indenture and the continuance of any such failure for 30 days, (iv) the failure by the Company to observe or perform any other covenant or agreement contained in the Notes or the Indenture and, subject to certain exceptions, the continuance of such failure for a period of 60 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes outstanding, (v) certain events of bankruptcy, insolvency or reorganization in respect of the Company or any of its Significant Subsidiaries, (vi) a default in the payment of principal at maturity, or an acceleration for any other reason of the maturity of any Indebtedness of the Company or any of its Subsidiaries with an aggregate principal amount in excess of $5,000,000, and (vii) final unsatisfied judgments not covered by insurance aggregating in excess of $5,000,000, at any one time rendered against the Company or any of its Subsidiaries and not stayed, bonded or discharged within 30 days. The Indenture will provide that if a Default occurs and is continuing, the Trustee must, within 90 days after the occurrence of such Default, give to the Holders notice of such Default.

  The Indenture will provide that if an Event of Default occurs and is continuing (other than an Event of Default specified in clause (v) above), then in every such case, unless the principal of all of the Notes shall have already become due and payable, either the Trustee or the Holders of 25% in aggregate principal amount of the Notes then outstanding, by notice in writing to the Company (and to the Trustee if given by Holders) (an "Acceleration Notice"), may declare all principal and accrued interest thereon to be due and payable immediately. If an Event of Default specified in clause (v) above occurs, all principal and accrued interest thereon will be immediately due and payable on all outstanding Notes without any declaration or other act on the part of the Trustee or the Holders. The Holders of not less than a majority in aggregate principal amount of Notes generally are authorized to rescind such acceleration if all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on, the Notes that have become due solely by such acceleration, have been cured or waived.

  Prior to the declaration of acceleration of the maturity of the Notes, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding may waive on behalf of all the Holders any Default, except a default in the payment of principal of, premium, if any, or interest on any Note not yet cured, or a default with respect to any covenant or provision that cannot be modified or amended without the consent of the Holder of each outstanding Note affected. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable security or indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

AMENDMENTS AND SUPPLEMENTS

  The Indenture will contain provisions permitting the Company and the Trustee to enter into a supplemental indenture for certain limited purposes without the consent of the Holders. With the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding, the Company and the Trustee are permitted to amend or supplement the Indenture or any supplemental indenture or modify the rights of the holders; provided, further, that no such modification may, without the consent of each Holder affected thereby: (i) change the Stated Maturity of any Note or reduce the principal amount thereof or the rate (or extend the time for payment) of interest therein or any premium payable upon the redemption thereof, or change the place of payment where, or the coin or currency in which, any Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment or the conversion of any Note on or after the due date thereof (including, in the case of redemption, on or after the Redemption Date), or reduce the Repurchase Price, or alter the change of control provisions or redemption provisions in a manner adverse to the Holders; (ii) reduce the percentage in principal amount of the outstanding Notes, the consent of whose Holders is required for any such amendment, supplemental indenture or waiver provided for in the Indenture; (iii) adversely affect the right of such Holder to convert Notes; or (iv) modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby.

NO PERSONAL LIABILITY OF STOCKHOLDERS, OFFICERS, DIRECTORS AND EMPLOYEES

  The Indenture will provide that no stockholder, employee, officer or director, as such, past, present or future of the Company or any successor corporation shall have any personal liability in respect of the obligations of the Company under the Indenture or the Notes by reason of his or its status as such stockholder, employee, officer or director.

TRANSFER AND EXCHANGE

  A Holder may transfer or exchange the Notes in accordance with the Indenture. The Company may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Notes selected for redemption. Also, the Company is not required to transfer or exchange any Notes for a period of 15 days before a selection of Notes to be redeemed.

  The registered Holder of a Note may be treated as the owner of it for all purposes.

BOOK-ENTRY, DELIVERY AND FORM

  Except as set forth below, the Notes will initially be issued in the form of one or more registered Notes in global form (the "Global Notes"). Each Global Note will be deposited on the date of the closing of the sale of the Notes (the "Closing Date") with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary.

  The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Commission.

  The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Notes, the Depositary will credit the accounts of Participants designated by the Underwriters with an interest in the Global Notes and (ii) ownership of the Notes evidenced by the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of Participants), the Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer Notes evidenced by the Global Note will be limited to such extent.

  So long as the Depositary or its nominee is the registered owner of a Global Note, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes, and will not be considered the owners or Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. As a result, the ability of a person having a beneficial interest in Notes represented by a Global Note to pledge such interest to persons or entities that do not participate in the Depositary's system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest. The Company understands that under existing industry practices, if the Company requests any action of Holders or an owner of a beneficial interest in such Global Note desires to give any notice or take any action a Holder is entitled to give or take under the Indenture, the Depositary would authorize the Participants to give such notice or take such action, and Participants would authorize beneficial owners owning through such Participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  Payments with respect to the principal of, premium, if any, or interest on, any Note represented by a Global Note registered in the name of the Depositary or its nominee on the applicable record date will be payable by the Trustee to or at the direction of the Depositary or its nominee in its capacity as the registered Holder of the Global Note representing such Notes under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium, if any or interest), or to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Note as shown on the records of the Depositary. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants.

CERTIFICATED NOTES

  If (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a Depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in definitive form under the Indenture, then, upon surrender by the Depositary of the Global Notes, certificated Notes will be issued to each person that the Depositary identifies as the beneficial owner of the Notes represented by Global Notes. In addition, subject to certain conditions, any person having a beneficial interest in a Global Note may, upon request to the Trustee, exchange such beneficial interest for Notes in the form of certificated Notes. Upon any such issuance, the Trustee is required to register such certificated Notes in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

  Neither the Company nor the Trustee shall be liable for any delay by the Depositary or any Participant or Indirect Participant in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

  The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable. The Company will have no responsibility for the performance by the Depositary or its Participants of their respective obligations as described hereunder or under the rules and procedures governing their respective operations.

SAME-DAY FUNDS SETTLEMENT AND PAYMENT

  The Indenture will require that payments in respect to the Notes represented by the Global Notes (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by the Depositary. With respect to Notes represented by Certificated Notes, the Company will make all payments of principal, premium, if any, and interest, by mailing a check to each such Holder's registered address. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

CERTAIN DEFINITIONS

  "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

  "Capital Stock" means, with respect to any corporation, any and all shares, interests, rights to purchase (other than convertible or exchangeable Indebtedness), warrants, options, participations or other equivalents of or interests (however designated) in stock issued by that corporation.

  "Indebtedness" of any person means, without duplication, (a) all liabilities and obligations, contingent or otherwise, of any such person, (i) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), (ii) evidenced by bonds, notes, debentures or similar instruments, (iii) representing the balance deferred and unpaid of the purchase price of any property or services, except such as would constitute trade payables to trade creditors in the ordinary course of business, (iv) evidenced by bankers' acceptances or similar instruments issued or accepted by banks, (v) for the payment of money relating to a Capitalized Lease Obligation, or (vi) evidenced by a letter of credit or a reimbursement obligation of such person with respect to any letter of credit;
(b) all net obligations of such person under Interest Swap and Hedging Obligations; (c) all liabilities of others of the kind described in the preceding clauses (a) or (b) that such person has guaranteed or that is otherwise its legal liability and all obligations to purchase, redeem or acquire any Capital Stock; and (d) any and all deferrals, renewals, extensions, refinancings and refundings (whether direct or indirect) of any liability of the kind described in any of the preceding clauses (a), (b) or (c), or this clause (d), whether or not between or among the same parties.

  "Issue Date" means the date of first issuance of the Notes under the Indenture.

  "Junior Securities" of any person means any Qualified Capital Stock and any Indebtedness of such person that is subordinated in right of payment to the Notes and has no scheduled installment of principal due, by redemption, sinking fund payment or otherwise, on or prior to the Stated Maturity of the Notes.

  "Senior Indebtedness" means any Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company, unless the instrument creating or evidencing such Indebtedness provides that such Indebtedness is not senior or superior in right of payment to the Notes or to other Indebtedness which is pari passu with, or subordinated to, the Notes; provided that in no event shall Senior Indebtedness include (a) Indebtedness of the Company owed or owing to any Subsidiary of the Company or any officer, director or employee of the Company or any Subsidiary of the Company, (b) Indebtedness to trade creditors or (c) any liability for taxes owed or owing by the Company.

  "Stated Maturity" when used with respect to any Note means           , 2001.

  "Significant Subsidiary" means any Subsidiary which is a "significant subsidiary" of the Company within the meaning of Rule 1.02(w) of Regulation S-X promulgated by the Commission as in effect as of the date of the Indenture.

  "Subsidiary," with respect to any person, means (i) a corporation a majority of whose Capital Stock with voting power normally entitled to vote in the election of directors is at the time, directly or indirectly, owned by such person, by such person and one or more Subsidiaries of such person or by one or more Subsidiaries of such person, (ii) a partnership in which such person or a Subsidiary of such person is, at the time, a general partner and owns alone or together with one or more Subsidiaries of such person a majority of the partnership interests, or (iii) any other person (other than a corporation) in which such person, one or more Subsidiaries of such person, or such person and one or more Subsidiaries of such person, directly or indirectly, at the date of determination thereof, has at least a majority ownership interest.

RELATIONSHIP WITH TRUSTEE

  The Company has an unsecured line of credit of $25,000,000 with the Trustee pursuant to a Loan and Security Agreement dated as of December 31, 1995 (the "Loan Agreement"). As of October 31, 1996, the Company had no outstanding borrowings under this line of credit. The Trustee also issues letters of credit to the Company pursuant to the Loan Agreement. As of October 31, 1996, there were outstanding an aggregate of approximately $1,178,000 in unsecured standby letters of credit issued by the Trustee to the Company. The Company maintains its principal checking account at the Trustee, which also serves as the Company's primary depositary. The Trustee also provides miscellaneous other banking and related services to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 180,000,000 shares of Common Stock, $.001 par value per share, and 10,000,000 shares of Class II Preferred Stock, $.01 par value per share (the "Preferred Stock"). As of October 31, 1996, 55,967,719 shares of Common Stock were issued and outstanding and none of the Preferred Stock was outstanding. The following description is a summary and is qualified in its entirety by reference to the provisions of the Company's Restated Certificate of Incorporation, as amended (the "Certificate"), and its Bylaws (the "Bylaws"), which are hereby incorporated herein by reference as exhibits to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

  Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of a majority of the shares of Common Stock represented at a meeting can elect all of the directors to be elected at that meeting. Holders of Common Stock are not permitted to act by written consent. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution, or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and have no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and any shares of Common Stock which are issued upon conversion of the Notes when so issued will be, fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of Preferred Stock in one or more series and to fix the voting powers, designations, preferences, and relative, participating, optional, or other special rights, and qualifications, limitations, and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Because the Board of Directors has the power to establish the preferences and rights of the shares of any such series of Preferred Stock, it may afford holders of any Preferred Stock preferences, powers, and rights (including voting rights) senior to the rights of holders of Common Stock, which could adversely affect the rights of holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company. Other than as described below, the Company has no present plan to issue any shares of Preferred Stock.

PREFERRED STOCK PURCHASE RIGHTS

  The registered holders of Common Stock have the right (a "Right") to purchase from the Company, for each share of Common Stock owned, one-hundredth of a share of Class II Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Rights Shares"), of the Company at a price of $125.00 per one-hundredth of a Preferred Rights Share (the "Rights Purchase Price"), subject to adjustment. Each one-hundredth of a Preferred Rights Share is entitled to one vote, a dividend equal to the dividend per share paid on the Common Stock, and a liquidation payment equal to the liquidation payment per share paid on the Common Stock. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent").

  The Rights are not exercisable until the earlier of (i) the close of business on the tenth business day after the first public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (an "Acquiring Person"), or (ii) the close of business on the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by such person or group of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"). Until the Distribution Date, the Rights will be evidenced by the certificates for the Common Stock, will be transferable only by the transfer of the shares of

Common Stock associated with such Rights and any transfer of the shares of Common Stock (including a transfer to the Company) will constitute a transfer of the Rights. As described below, after a person or group becomes an Acquiring Person, the Rights may not be redeemed or amended. The Rights will expire on January 5, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are redeemed earlier by the Company, in each case, as described below. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company as a result of the ownership of the Right, including, without limitation, the right to vote or to receive dividends.

  Until the Distribution Date (or earlier redemption or expiration of the Rights), certificates for the Common Stock issued upon the transfer or new issuance of shares of Common Stock will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock will also constitute the transfer of Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to the holders of record of shares of Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights.

  At any time after the Distribution Date, each holder of a Right (other than those described in the next sentence) will thereafter have the right to receive, upon exercise and in lieu of Preferred Rights Shares, shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Rights Purchase Price. All Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be void.

  At any time after the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such (a "Shares Acquisition Date"), if (i) the Company is the surviving corporation in a merger with any other company or entity, (ii) the Company is acquired in a merger or other business combination transaction, or (iii) 50% or more of the Company's consolidated assets or earning power are sold, each holder of a Right (other than those whose Rights have become void) will thereafter have the right to receive, upon the exercise thereof at the then current Rights Purchase Price and in lieu of Preferred Rights Shares, that number of shares of common stock of the surviving or acquiring company which at the time of such transaction will have a market value of two times the exercise price of such Right.

  At any time after a person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, without any additional payment, for shares of Common Stock at an exchange ratio equal to one share of Common Stock (or a share of a class or series of the Company's preferred shares having equivalent rights, preferences and privileges) per Right, subject to adjustment.

  With certain exceptions, no adjustment in the Rights Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Rights Purchase Price. No fractional Rights Preferred Shares will be issued (other than fractions which are integral multiples of one-hundredth of a Rights Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Rights Preferred Shares on the last trading day prior to the date of exercise.

  At any time prior to the Shares Acquisition Date, the Board of Directors may cause the Company to redeem all, but not less than all, of the Rights at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  Any provisions of the Rights may be amended by the Board of Directors of the Company prior to the Shares Acquisition Date. After the Shares Acquisition Date, the provisions of the Rights Agreement may be amended by the Board of Directors of the Company in order to cure any ambiguity or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person).

  A copy of the Rights Agreement is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

  The Rights have certain anti-takeover effects. The Rights should not interfere with any merger or business combination approved by the Board of Directors of the Company because the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock. However, by causing substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, the Rights may interfere with certain acquisitions, including acquisitions that may offer a premium over market price to some or all of the Company's stockholders. The Board of Directors has stated that the Rights are not intended to prevent an acquisition of the Company on terms that are favorable and fair to all stockholders.

CERTAIN CERTIFICATE AND BYLAWS PROVISIONS

  The Company's Certificate and Bylaws contain a number of provisions relating to corporate governance and to the rights of stockholders. Certain of these provisions relate to corporate governance and to the rights of stockholders. Certain of these provisions may be deemed to have a potential "anti-takeover" effect in that such provisions may delay, defer or prevent a change of control of the Company. These provisions include: (i) the classification of the Board of Directors into three classes, each class serving for staggered three year terms; (ii) restrictions on the removal of directors; (iii) a requirement that special meetings of stockholders may be called only by the Board of Directors and that stockholder action may be taken only at stockholder meetings and not by written consent; (iv) the authority of the Board to issue series of Preferred Stock with such voting rights and other powers as the Board of Directors may determine; (v) a requirement that the affirmative vote of greater than 80% of the voting power of shares entitled to vote generally for the election of directors is required to amend provisions of the Certificate relating to (a) the classification of the Board, (b) removal of directors, and
(c) the inability of stockholders to call special meetings and to take action by written consent; (vi) a requirement that the Bylaws may only be amended (other than by the Board of Directors) by the vote of the holders of 66 2/3% of the shares entitled to vote generally for the election of directors; and
(vii) notice requirements in the Bylaws relating to nominations to the Board of Directors and to the raising of business matters at stockholder meetings.

DELAWARE GENERAL CORPORATION LAW

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Pursuant to Section 203, with certain exceptions, a Delaware corporation may not engage in any of a broad range of business combinations, such as mergers, consolidations, and sales of assets, with an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless (i) the transaction that results in the person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder, (ii) upon consummation of the transaction which results in the stockholder becoming an interested stockholder, the interested stockholder owns 85% or more of the voting stock of the corporation outstanding at the time the transaction commenced (other than certain excluded shares), or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by holders of at least two-thirds of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder, at a meeting of stockholders. Under Section 203, an "interested stockholder" is defined as any person, other than the corporation and any direct or indirect majority-owned subsidiaries of the corporation, that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and the owner of 15% or more of the outstanding voting stock of the corporation at any period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

  Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year. The provisions of Section 203 may encourage persons interested in acquiring the Company to negotiate in advance with the Company's Board of Directors because the stockholder approval requirement would be avoided if directors then in office approve either the business combination or the transaction which results in the person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

TRANSFER AGENT

  The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank Chicago, Illinois.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following is a general discussion of certain United States Federal income tax considerations relevant to holders of the Notes. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to a particular investor's decision to purchase the Notes, and it is not intended to be wholly applicable to all categories of investors, some of which, such as dealers in securities, banks, insurance companies, tax-exempt organizations and non-United States persons, may be subject to special rules. In addition, this discussion is limited to persons that purchase the Notes in this offering and hold the Notes as a "capital asset" within the meaning of Section 1221 of the Code.

  PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK.

CONVERSION OF NOTES INTO COMMON STOCK

  In general, no gain or loss will be recognized for income tax purposes on a conversion of the Notes into shares of Common Stock. However, cash paid in lieu of a fractional share of Common Stock will result in taxable gain (or loss), which will be capital gain (or loss) to the extent that the amount of such cash exceeds (or is exceeded by) the portion of the adjusted basis of the Notes allocable to such fractional share. The adjusted basis of shares of Common Stock received on conversion will equal the adjusted basis of the Notes converted, reduced by the portion of adjusted basis allocated to any fractional share of Common Stock exchanged for cash. The holding period of an investor in the Common Stock received on conversion will include the period during which the converted Notes were held.

  The conversion price of the Notes is subject to adjustment under certain circumstances. See "Description of the Notes--Conversion Rights." Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the Notes as having received a constructive distribution, resulting in ordinary income to the extent of the Company's current earnings and profits if and to the extent that certain adjustments in the conversion price that may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of Common Stock) increase the proportionate interest of a holder of Notes in the fully diluted Common Stock, whether or not such holder ever exercises its conversion privilege. Moreover, if there is not a full adjustment to the conversion price of the Notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding Common Stock in the assets or earnings and profits of the Company, then such increase in the proportionate interest of the holders of the Common Stock generally will be treated as a distribution to such holders, taxable as ordinary income to the extent of the Company's earnings and profits.

MARKET DISCOUNT

  Investors acquiring Notes pursuant to this Prospectus should note that the resale of those Notes may be adversely affected by the market discount provisions of sections 1276 through 1278 of the Code. Under the market discount rules, if a holder of a Note purchases it at market discount (i.e., at a price below its stated redemption price at maturity) in excess of a statutorily-defined de minimis amount and thereafter recognizes gain upon a disposition or retirement of the Note, then the lesser of the gain recognized or the portion of the market discount that accrued on a ratable basis (or, if elected, on a constant interest rate basis) generally will be treated as ordinary income at the time of the disposition. Moreover, any market discount on a Note may be taxable to an investor to the extent of appreciation at the time of certain otherwise non-taxable transactions (e.g., gifts). Under Treasury Regulations to be prescribed, any accrued market discount not previously taken into income prior to a conversion of a Note, however, could carry over to the Common Stock received on conversion and be treated as ordinary income upon a subsequent disposition of such Common Stock to the extent of any gain recognized on such disposition. In addition, absent an election to include market discount in income as it accrues, a holder of a market discount debt instrument may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry such debt instrument until the holder disposes of the debt instrument in a taxable transaction.

SALE, EXCHANGE OR RETIREMENT OF NOTES

  Each holder of Notes generally will recognize gain or loss upon the sale, exchange, redemption, repurchase, retirement, or other disposition of those Notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) the holder's adjusted tax basis in those Notes (including any market discount previously included in income by the holder). Each holder of Common Stock into which the Notes are converted, in general, will recognize gain or loss upon the sale, exchange, or other disposition of the Common Stock measured under rules similar to those described in the preceding sentence for the Notes. Any such gain or loss recognized on the sale, exchange, repurchase, retirement, or other disposition of a Note or share of Common Stock should be capital gain or loss (except as discussed under "--Market Discount" above), and would be long-term capital gain or loss if the Note or the Common Stock had been held for more than one year at the time of the sale or exchange. An investor's initial basis in a Note will be the cash price paid therefor.

BACKUP WITHHOLDING

  A holder of Notes or Common Stock may be subject to "backup withholding" at a rate of 31% with respect to certain "reportable payments," including interest payments, dividend payments and, under certain circumstances, principal payments on the Notes. These backup withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding. A holder who does not provide the Company with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder's federal income tax liability, provided the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax-exempt organizations and certain foreign persons, provided their exemption from backup withholding is properly established.

  The Company will report to the holders of Notes and Common Stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

CERTAIN UNITED STATES TAX CONSEQUENCES TO A NON-UNITED STATES HOLDER

  General. The following is a general discussion of certain United States Federal income and estate tax consequences of the acquisition, ownership and disposition of Notes by a "Non-United States Holder" and does not deal with tax consequences arising under the laws of any foreign, state or local jurisdiction. As used herein, a "Non-United States Holder" is a person or entity that, for United States Federal income tax purposes, is not a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States or a political subdivision thereof, or an estate or trust, the income of which is subject to United States Federal income taxation regardless of its source. The tax treatment of the holders of the Notes may vary depending upon their particular situations. Certain holders (including insurance companies, tax exempt organizations, financial institutions and broker-dealers) may be subject to special rules not discussed below. Prospective investors who are Non-United States Holders are urged to consult their tax advisors regarding the United States Federal tax consequences of acquiring, holding and disposing of Notes, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

  Interest on Notes. Interest paid by the Company to a Non-United States Holder will not be subject to United States Federal income or withholding tax if such interest is not effectively connected with the conduct of a trade or business within the United States by such Non-United States Holder and (i) the Non-United States Holder does not actually or constructively own 10% or more of the total voting power of all voting stock of the Company and is not a controlled foreign corporation with respect to which the Company is a "related person" within the meaning of the Code and (ii) the beneficial owner of the Notes certifies, under penalties of perjury, that the beneficial owner is not a United States person and provides the beneficial owner's name and address.

  Gain on Disposition of Notes or Common Stock. A Non-United States Holder generally will not be subject to United States Federal income tax on any gain recognized on a sale, redemption or other disposition of a Note or on a sale or other disposition of a share of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States of the Non-United States Holder and, if a tax treaty applies, attributable to a permanent establishment maintained by the Non-United States Holder, or (ii) the Non-United States Holder is an individual who holds the Note or the share of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met. If an individual Non-United States Holder falls under clause (i) above, he or she will be taxed on his or her net gain derived from the sale under regular United States Federal income tax rates. If the individual Non-United States Holder falls under clause (ii) above, he or she will be subject to a flat 30% tax on the gain derived from the sale which may be offset by United States capital losses (notwithstanding the fact that he or she is not considered a resident of the United States). If a Non-United States Holder that is a foreign corporation falls under clause (i) above, it will be taxed on its gain under regular graduated United States Federal income tax rates and, in addition, will under certain circumstances be subject to the branch profits tax.

  Dividends on Common Stock. Dividends paid on shares of Common Stock, except as described below, will be subject to withholding of United States Federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business of the Non-United States Holder within the United States. If the dividend is effectively connected with the conduct of a trade or business of the Non-United States Holder within the United States, the dividend would be subject to United States Federal income tax on a net income basis at applicable graduated individual or corporate rates and would be exempt from the 30% withholding tax described above. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  Under current United States Treasury Regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above, and, under the current interpretation of United States Treasury Regulations, for purposes of determining the applicability of a tax treaty rate. Under proposed United States Treasury Regulations, not currently in effect, however, a Non-United States Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption discussed above.

  A Non-United States Holder of Common Stock that is eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States IRS.

  Federal Estate Taxes. If interest on the Notes is exempt from withholding of United States Federal income tax under the rules described above, the Notes will not be included in the estate of a deceased non-resident alien individual holder for United States Federal estate tax purposes. Common Stock owned, or treated as owned, by a non-resident alien individual (as specifically determined for United States Federal estate tax purposes) at the time of death will be included in such holder's gross estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

  Information Reporting and Backup Withholding. The Company must report annually to the IRS and to each Non-United States Holder the amount of interest and dividends paid to such holder and the amount of any tax withheld. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such interest and dividends and withholding may also be made available to the tax authorities in the country in which the Non-United States Holder resides under the provisions of an applicable income tax treaty.

  In the case of payments of interest to Non-United States Holders, temporary Treasury Regulations provide that the 31% backup withholding tax and certain information reporting will not apply to such payments with respect to which either the requisite certification, as described above, has been received or an exemption has otherwise been established; provided that neither the Company nor its payment agent has actual knowledge that the holder is a United States person or that the conditions of any other exemption are not in fact satisfied. Under temporary Treasury Regulations, these information reporting and backup withholding requirements will apply, however, to the gross proceeds paid to a Non-United States Holder on the disposition of the Notes by or through a United States office of a United States or foreign broker, unless the holder certifies to the broker under penalties of perjury as to its name, address and status as a foreign person or the holder otherwise establishes an exemption. Information reporting requirements, but not backup withholding, will also apply to a payment of the proceeds of a disposition of the Notes by or through a foreign office of a United States broker or foreign brokers with certain types of relationships to the United States. Neither information reporting nor backup withholding generally will apply to a payment of the proceeds of a disposition of the Notes by or through a foreign office of a foreign broker not subject to the preceding sentence.

  United States backup withholding tax generally will not apply to (i) the payment of dividends paid on Common Stock to a Non-United States Holder at an address outside the United States or (ii) the payment of the proceeds of the sale of Common Stock to or through the foreign office of a broker. In the case of the payment of proceeds from such a sale of Common Stock through a foreign office of a broker that is a United States person or a foreign person with certain relationships to the United States, however, information reporting (but not backup withholding) is required with respect to the payment unless the broker has documentary evidence in its files that the owner is a Non-United States Holder and certain other requirements are met or the holder otherwise establishes an exemption. The payment of the proceeds of a sale of shares of Common Stock to or through a United States office of a broker is subject to information reporting and possible backup withholding unless the owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

  Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-United States Holder's United States Federal income tax liability, provided that the required information is furnished to the IRS.

  These information and backup withholding rules are under review by the United States Treasury and their application to the Notes could be changed by future regulations. On April 15, 1996, the IRS issued proposed Treasury Regulations concerning the withholding of tax and reporting for certain amounts paid to non-resident individuals and foreign corporations. The proposed regulations would, among other changes, eliminate the presumption under current regulations with respect to dividends paid to addresses outside the United States. See "--Dividends on Common Stock." The proposed Treasury Regulations, if adopted in their present form, would be effective for payments made after December 31, 1997. Prospective Note purchasers should consult their tax advisors concerning the potential adoption of such Treasury Regulations and the potential effect on the Notes and the Common Stock.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Hambrecht & Quist LLC and Robertson, Stephens & Company LLC, as representatives of the Underwriters listed below (collectively, the "Underwriters"), have severally agreed to purchase from the Company and the Company has agreed to sell to each of the Underwriters, the respective principal amounts of Notes set forth opposite their names below, at the public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions.

                                                                     PRINCIPAL
                                                                     AMOUNT OF
        UNDERWRITER                                                    NOTES
Donaldson, Lufkin & Jenrette Securities Corporation................
Hambrecht & Quist LLC..............................................
Robertson, Stephens & Company LLC..................................
                                                                    -----------
 Total............................................................. $85,000,000
                                                                    ===========

  The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to certain conditions precedent including the delivery of certain legal opinions by their counsel. The Company has agreed in the Underwriting Agreement to indemnify the Underwriters and their controlling persons against certain liabilities in connection with the offer and sale of the Notes, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make in respect thereof. The nature of the Underwriters' obligations is such that the Underwriters are committed to purchase all of the Notes if any of the Notes are purchased by them.

  The Underwriters have advised the Company that they propose to offer the Notes directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such offering
price less a concession not to exceed     % of the principal amount of the
Notes. The Underwriters may reallow discounts not in excess of     % of the
principal amount of the Notes to certain other dealers. After the initial public offering of the Notes, the offering price and other selling terms may be changed by the Underwriters.

  Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters an option, exercisable for 30 days, to purchase an additional $12,750,000 aggregate principal amount of Notes, on the same terms and conditions as are set forth on the cover page hereof. The Underwriters may exercise such option to purchase additional Notes solely for the purpose of covering over-allotments, if any, made in connection with the sale of the Notes offered hereby. To the extent that the Underwriters exercise such option, the Underwriters will be committed, subject to certain conditions, to purchase the principal amounts of Notes proportionate to such Underwriter's initial commitments as indicated in the preceding table.

  The Company has applied for listing of the Notes on The Nasdaq SmallCap Market. Nevertheless, the Notes are new issues of securities, have no established trading market and may not be widely distributed. The Company has been advised by the Underwriters that, following the completion of this Offering, the Underwriters presently intend to make a market in the Notes as permitted by applicable laws and regulations. The Underwriters, however, are under no obligation to do so and may discontinue any market-making activities at any time at the sole discretion of the Underwriters. No assurance can be given as to the liquidity of any trading market for the Notes.

  The Company and the executive officers and directors of the Company, who collectively were the beneficial owners of an aggregate of 5,360,905 shares of Common Stock as of October 31, 1996, have agreed with the Underwriters, subject to certain exceptions, not to, directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, without the prior written consent of DLJ, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for, or warrants, options or rights to purchase or acquire, Common Stock, or enter into any agreement to do any of the foregoing, for a period of 90 days after the date of this Prospectus.

  In connection with the offering, certain Underwriters and selling group members may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of, among other things, displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period, and all passive market making activity must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents have been filed by the Company with the Commission under the Exchange Act and are incorporated herein by reference:

    1. The Company's Annual Report on Form 10-K, and amendments thereto, for the fiscal year ended December 31, 1995;

    2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996;

    3. The Company's Current Reports on Form 8-K, and amendments thereto, dated March 31, 1995 (acquisition of Reltech Group, Inc.), November 17, 1995 (acquisition of ProtoSoft, Inc.) and February 8, 1996 (acquisition of Prodea Software Corporation); and

    4. The Company's Report on Form 10-C dated March 18, 1996.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone request for such copies should be directed to the Company's principal office: PLATINUM technology, inc., 1815 South Meyers Road, Oakbrook Terrace, Illinois 60181, Attention: Secretary (telephone: (630) 620-5000).

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at the Commission's Public Reference Room, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. Copies of reports, proxy and information statements and other information regarding registrants that file electronically are available on the Commission's Web site at http://www.sec.gov. The Company's Common Stock is listed on the Nasdaq National Market, and the Company has applied for listing of the Notes on The Nasdaq SmallCap Market, and such reports, proxy statements and other information can also be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act, with respect to the Notes offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete and, in each instance, reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies thereof may be obtained from such office, upon payment of the fees prescribed by the Commission. The Registration Statement, including the exhibits and schedules thereto, is also available on the Commission's Web site at http://www.sec.gov.

                                 LEGAL MATTERS

  Certain legal matters relating to the issuance and sale of the Notes and the validity of the Common Stock issuable upon conversion of the Notes will be passed upon for the Company by Katten Muchin & Zavis, Chicago, Illinois. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Sachnoff & Weaver, Ltd., Chicago, Illinois.

                                    EXPERTS

  The consolidated financial statements of the Company as of December 31, 1995 and 1994 and for each of the years in the three years ended December 31, 1995, appearing in this Prospectus and the Registration Statement relating to this Prospectus have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and which is based in part on the reports of Deloitte & Touche LLP, Coopers & Lybrand L.L.P., Arthur Andersen LLP, and Ernst & Young LLP, independent auditors. Such consolidated financial statements are included herein in reliance on such reports given on the authority of such firms as experts in auditing and accounting.

  The consolidated financial statements of ProtoSoft, Inc. as of December 31, 1994 and 1993 and for the year ended December 31, 1994, the ten months ended December 31, 1993, and the year ended February 28, 1993, incorporated by reference herein and elsewhere in the Registration Statement from the Company's Current Report on Form 8-K dated November 17, 1995, as amended, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance on such report, given on the authority of such firm as experts in auditing and accounting.

  The consolidated financial statements of Prodea Software Corporation as of December 31, 1995, 1994 and 1993 and for each of the three years in the period ended December 31, 1995, incorporated by reference herein and elsewhere in the Registration Statement from the Company's Current Report on Form 8-K dated February 8, 1996, as amended, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance on such report, given on the authority of such firm as experts in auditing and accounting.

  The financial statements of Reltech Group, Inc. as of December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994, incorporated by reference herein and elsewhere in the Registration Statement from the Company's Current Report on Form 8-K dated March 31, 1995, as amended, have been so included in reliance upon the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  With respect to the Company's unaudited interim financial information for the periods ended September 30, 1995 and 1996, included herein, the independent certified public accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the Company's Form 10-Q for the quarter ended September 30, 1996, as incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

                   PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                                        PAGE(S)
PLATINUM technology, inc.
Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 1995 and September 30,
 1996 (unaudited)......................................................  F-2
Consolidated Statements of Operations for the nine months ended
 September 30, 1995 (unaudited) and 1996 (unaudited)...................  F-3
Consolidated Statements of Cash Flows for the nine months ended
 September 30, 1995 (unaudited) and 1996 (unaudited)...................  F-4
Notes to Consolidated Financial Statements (unaudited).................  F-5
Report of KPMG Peat Marwick LLP........................................  F-6
Consolidated Balance Sheets as of December 31, 1994 and 1995...........  F-7
Consolidated Statements of Operations for the years ended December 31,
 1993, 1994 and 1995...................................................  F-8
Consolidated Statements of Stockholders' Equity for the years ended
 December 31, 1993, 1994 and 1995......................................  F-9
Consolidated Statements of Cash Flows for the years ended December 31,
 1993, 1994 and 1995...................................................  F-10
Notes to Consolidated Financial Statements for the three years ended
 December 31, 1993, 1994 and 1995......................................  F-11
                                                                        through
                                                                         F-24

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                (IN THOUSANDS)

                                              AS OF DECEMBER 31, AS OF SEPTEMBER 30,
                   ASSETS                            1995               1996
                                                                     (UNAUDITED)
Current assets:
  Cash and cash equivalents.................       $111,847           $ 50,542
  Short-term investment securities..........          7,802              2,000
  Trade accounts receivable, net of
   allowances of $2,695 and $2,245..........        115,876            118,630
  Installment accounts receivable...........          6,058              8,355
  Accrued interest and other current
   expenses.................................         10,545              9,346
  Refundable income taxes...................            355                308
                                                   --------           --------
    Total current assets....................        252,483            189,181
Non-current investment securities...........         13,126              3,966
Property and equipment......................         51,004             66,526
Purchased and developed software............         52,268             70,335
Excess of cost over net assets acquired, net
 of accumulated amortization of $5,100 and
 $9,189.....................................         35,494             34,825
Other assets................................         33,813             49,751
                                                   --------           --------
    Total assets............................       $438,188           $414,584
                                                   ========           ========
    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Acquisition-related payables..............       $ 12,518           $  7,412
  Income taxes payable......................          1,068                --
  Accounts payable..........................         16,001             11,991
  Accrued commissions and bonuses...........          8,598              8,922
  Accrued royalties.........................          1,637              2,458
  Other accrued liabilities.................         27,700             19,759
  Current maturities of long-term
   obligations..............................          1,313              3,436
  Deferred maintenance......................         56,969             53,145
                                                   --------           --------
    Total current liabilities...............        125,804            107,123
Acquisition-related payables................          9,756              8,026
Deferred maintenance........................          3,795             27,763
Deferred rent...............................          8,795              7,730
Long-term obligations, net of current
 maturities.................................          1,586                931
                                                   --------           --------
    Total liabilities.......................        149,736            151,573
Stockholders' equity:
  Class II preferred stock, $.01 par value;
   authorized 10,000, none issued and
   outstanding..............................            --                 --
  Common stock, $.001 par value; authorized
   180,000, issued and outstanding 53,194
   and 55,954...............................             53                 56
  Paid-in capital...........................        433,103            446,265
  Notes receivable..........................           (515)              (315)
  Accumulated deficit.......................       (144,662)          (182,605)
  Foreign currency translation adjustment...            473               (390)
                                                   --------           --------
    Total stockholders' equity..............        288,452            263,011
                                                   --------           --------
      Total liabilities and stockholders'
       equity...............................       $438,188           $414,584
                                                   ========           ========

         See accompanying notes to consolidated financial statements.

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                            NINE MONTHS ENDED
                                                              SEPTEMBER 30,
                                                            ------------------
                                                              1995      1996
Revenues:
  Software products........................................ $101,578  $152,074
  Maintenance..............................................   54,872    74,694
  Professional services....................................   50,193    69,618
                                                            --------  --------
    Total revenues.........................................  206,643   296,386
Costs and expenses:
  Professional services....................................   47,213    59,012
  Product development and support..........................   62,952   117,480
  Sales and marketing......................................   82,275   130,063
  General and administrative...............................   23,042    26,036
  Merger costs.............................................   24,764     5,782
  Acquired in-process technology...........................   25,453    11,095
                                                            --------  --------
    Total costs and expenses...............................  265,699   349,468
                                                            --------  --------
Operating loss.............................................  (59,056)  (53,082)
Other income...............................................    2,991     2,566
                                                            --------  --------
Loss before income taxes...................................  (56,065)  (50,516)
Income taxes...............................................  (11,004)  (12,528)
                                                            --------  --------
Net loss................................................... $(45,061) $(37,988)
                                                            ========  ========
Net loss per share......................................... $  (1.09) $  (0.69)
                                                            ========  ========
Shares used in computing per share amounts.................   41,212    55,271


         See accompanying notes to consolidated financial statements.

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)
                                  (UNAUDITED)

                                                           NINE MONTHS ENDED
                                                             SEPTEMBER 30,
                                                           ------------------
                                                             1995      1996
Cash flows from operating activities:
Net loss.................................................. $(45,061) $(37,988)
Adjustments to reconcile net loss to net cash provided by
 (used in) operating activities:
  Depreciation and amortization...........................   14,408    25,799
  Acquired in-process technology..........................   25,453    11,095
  Changes in assets and liabilities, net of acquisitions:
    Trade and installment receivables.....................  (11,147)  (85,127)
    Deferred income taxes.................................   (7,160)  (16,908)
    Accrued interest and other current assets.............   (5,570)    1,415
    Accounts payable......................................    3,952    (4,272)
    Accrued liabilities...................................    8,303    (9,096)
    Deferred maintenance..................................    5,000    19,272
    Income taxes payable..................................      (79)   (1,106)
    Other.................................................     (823)   (2,333)
                                                           --------  --------
Net cash used in operating activities.....................  (12,724)  (99,249)
                                                           --------  --------
Cash flows from investing activities:
  Purchases of investment securities......................  (17,484)  (17,765)
  Sales of investment securities..........................   47,503    18,779
  Maturities of investment securities.....................    7,527    13,948
  Purchases of property and equipment.....................  (22,233)  (25,546)
  Capitalized software development costs..................  (13,844)  (27,269)
  Payments for acquisitions...............................  (43,203)  (12,819)
  Other assets............................................  (13,586)   (2,156)
                                                           --------  --------
Net cash used in investing activities.....................  (55,320)  (52,828)
                                                           --------  --------
Cash flows from financing activities:
  Proceeds from exercise of stock options.................    4,336     3,392
  Proceeds from the sale of receivables...................      --     85,776
  Borrowings under line of credit.........................   12,500       --
  Long-term borrowings, net...............................    1,475     1,604
                                                           --------  --------
Net cash provided by financing activities.................   18,311    90,772
                                                           --------  --------
Adjustment to conform fiscal years of pooled businesses...   (1,139)      --
                                                           --------  --------
Net decrease in cash and cash equivalents.................  (50,872)  (61,305)
Cash and cash equivalents at beginning of period..........   78,458   111,847
                                                           --------  --------
Cash and cash equivalents at end of period................ $ 27,586   $50,542
                                                           ========  ========

         See accompanying notes to consolidated financial statements.

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

  The accompanying unaudited interim consolidated financial statements reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the results of the interim periods presented. All such adjustments are of a normal recurring nature. Because the Company's acquisitions of Prodea Software Corporation (Prodea), Paradigm Systems Corporation (Paradigm), and Axis Systems International, Inc. (Axis) during the first quarter of 1996 are being treated as poolings of interests for accounting purposes, all consolidated financial statements for the periods prior to the acquisitions have been restated to include the assets, liabilities and operating results of these companies. All intercompany accounts and transactions have been eliminated.

  These consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 1995, included elsewhere herein.

2. ACQUISITIONS

  On July 3, 1996, the Company purchased all of the outstanding shares of Software Alternatives, Inc. (d/b/a System Software Alternatives), a leading provider of production scheduling software, for approximately $1,900,000. The acquisition was accounted for under the purchase method, and a significant portion of the purchase price was charged to acquired in-process technology in the third quarter of 1996.

  On July 29, 1996, the Company acquired all of the outstanding shares of Grateful Data, Inc. (d/b/a Transcentury Data Systems), a Year 2000 solution provider, for $100,000 in cash plus 333,333 shares of the Company's common stock, which had a market value (based upon the trading price on the Nasdaq National Market) of approximately $4,000,000 at the time of the acquisition. This acquisition was accounted for under the purchase method, and a significant portion of the purchase price was charged to acquired in-process technology in the third quarter of 1996.

 For the acquisitions accounted for as purchases, the pro forma operating results (as if the companies had been combined at the beginning of the period) are not material to the accompanying consolidated financial statements.

                         INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
PLATINUM technology, inc.:

  We have audited the accompanying consolidated balance sheets of PLATINUM technology, inc. and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Trinzic Corporation, Altai, Inc., Answer Systems, Inc., Locus Computing Corporation, and Softool Corporation, wholly-owned subsidiaries, which statements reflect total assets constituting 20 percent in 1994, and total revenues constituting 55 percent and 36 percent in 1993 and 1994, respectively, of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, in so far as it relates to the amounts for Trinzic Corporation, Altai, Inc., Answer Systems, Inc., Locus Computing Corporation, and Softool Corporation, is based solely on the reports of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PLATINUM technology, inc. and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Chicago, Illinois
March 29, 1996

                   PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                  AS OF DECEMBER
                                                                        31,
                                                                 ------------------
                                                                   1994      1995
                             ASSETS
Current assets:
  Cash and cash equivalents..................................... $ 78,458  $111,847
  Short-term investment securities..............................   15,279     7,802
  Trade accounts receivable, net of allowances of $1,522 and
   $2,695.......................................................   68,700   115,876
  Installment accounts receivable...............................    1,251     6,058
  Accrued interest and other current assets.....................    6,543    10,545
  Refundable income taxes.......................................    3,000       355
                                                                 --------  --------
    Total current assets........................................  173,231   252,483
Non-current investment securities...............................   30,826    13,126
Property and equipment..........................................   21,732    51,004
Purchased and developed software................................   22,872    52,268
Excess of cost over net assets acquired, net of accumulated
 amortization of $1,678 and $5,100..............................   10,651    35,494
Other assets....................................................    3,448    33,813
                                                                 --------  --------
    Total assets................................................ $262,760  $438,188
                                                                 ========  ========
              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Acquisition-related payables.................................. $ 10,963  $ 12,518
  Income taxes payable..........................................    1,427     1,068
  Accounts payable..............................................    9,826    16,001
  Accrued commissions and bonuses...............................    7,002     8,598
  Accrued royalties.............................................      761     1,637
  Other accrued liabilities.....................................   13,548    27,700
  Current maturities of long-term obligations...................      475     1,313
  Deferred revenue..............................................   39,578    56,969
                                                                 --------  --------
    Total current liabilities...................................   83,580   125,804
Acquisition-related payables....................................    8,450     9,756
Deferred income taxes...........................................    2,933       --
Deferred revenue................................................    1,475     3,795
Deferred rent...................................................    6,860     8,795
Long-term obligations, net of current maturities................      625     1,586
                                                                 --------  --------
    Total liabilities...........................................  103,923   149,736
Stockholders' equity:
  Class II preferred stock, $.01 par value; authorized 10,000,
   none issued and outstanding..................................      --        --
  Common stock, $.001 par value; authorized 120,000, issued and
   outstanding 38,266 and 53,194................................       38        53
  Paid-in capital...............................................  190,441   433,103
  Notes receivable..............................................     (333)     (515)
  Accumulated deficit...........................................  (31,523) (144,662)
  Foreign currency translation adjustment.......................      214       473
                                                                 --------  --------
    Total stockholders' equity..................................  158,837   288,452
                                                                 --------  --------
      Total liabilities and stockholders' equity................ $262,760  $438,188
                                                                 ========  ========

          See accompanying notes to consolidated financial statements.

                   PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                    YEARS ENDED DECEMBER 31,
                                                   ---------------------------
                                                    1993     1994      1995
Revenues:
  Software products............................... $88,063 $113,749  $ 158,597
  Maintenance.....................................  46,856   58,837     76,498
  Professional services...........................  40,461   52,853     69,581
                                                   ------- --------  ---------
    Total revenues................................ 175,380  225,439    304,676
Costs and expenses:
  Professional services...........................  31,855   42,858     60,341
  Product development and support.................  43,467   51,781     94,027
  Sales and marketing.............................  59,802   75,885    117,906
  General and administrative......................  23,526   32,544     41,252
  Restructuring costs.............................   4,659      --         --
  Merger costs....................................     --       --      30,819
  Acquired in-process technology..................   8,735   24,594     88,493
                                                   ------- --------  ---------
    Total costs and expenses...................... 172,044  227,662    432,838
                                                   ------- --------  ---------
Operating income (loss)...........................   3,336   (2,223)  (128,162)
Other income......................................   2,057    3,052      4,281
                                                   ------- --------  ---------
Income (loss) before income taxes.................   5,393      829   (123,881)
Income taxes......................................   4,768    3,473    (11,948)
                                                   ------- --------  ---------
Net income (loss)................................. $   625 $ (2,644) $(111,933)
                                                   ======= ========  =========
Net income (loss) per share....................... $  0.02 $  (0.07) $   (2.59)
                                                   ======= ========  =========
Shares used in computing per share amounts........  37,971   39,890     43,267



          See accompanying notes to consolidated financial statements.

                   PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                      YEARS ENDED DECEMBER 31,
                          ----------------------------------------------------
                               1993              1994               1995
                          ----------------  ----------------  ----------------
                          SHARES   AMOUNT   SHARES   AMOUNT   SHARES  AMOUNT
Common stock:
  Balance at beginning of
   year.................. 32,705  $     33  33,552  $     33  38,266 $      38
  Exercise of stock
   options...............    426       --    1,186         1     803         1
  Issuance of common
   stock.................    439       --    3,629         4  14,125        14
  Repurchase of common
   stock.................    (18)      --     (100)      --      --        --
  Adjustment to conform
   fiscal years of pooled
   businesses............    --        --       (1)      --      --        --
                          ------  --------  ------  --------  ------ ---------
  Balance at end of year. 33,552        33  38,266        38  53,194        53
                          ------  --------  ------  --------  ------ ---------
Paid in capital:
  Balance at beginning of
   year..................          112,818           121,729           190,440
  Exercise of stock
   options...............            1,362             5,083             4,754
  Income tax benefit
   related to stock
   options...............            3,705               108               --
  Issuance of common
   stock.................            3,844            64,923           237,907
  Repurchase of common
   stock.................              --             (1,400)              --
  Adjustment to conform
   fiscal years of pooled
   businesses............              --                 (2)                2
                                  --------          --------         ---------
  Balance at end of year.          121,729           190,441           433,103
                                  --------          --------         ---------
Notes receivable:
  Balance at beginning of
   year..................             (209)             (247)             (333)
  Exercise of stock
   options...............              (38)               (7)              --
  Issuance of notes
   receivable............              --                (79)             (200)
  Repayment of note
   receivable............              --                --                 18
                                  --------          --------         ---------
  Balance at end of year.             (247)             (333)             (515)
                                  --------          --------         ---------
Accumulated deficit:
  Balance at beginning of
   year..................          (28,874)          (28,255)          (31,523)
  Net income (loss)......              625            (2,644)         (111,933)
  Stock dividend on
   common stock..........               (2)              --                --
  Repurchase of stock
   options...............               (4)              --                --
  Other..................              --                  1                18
  Adjustment to conform
   fiscal years of pooled
   businesses............              --               (625)           (1,224)
                                  --------          --------         ---------
  Balance at end of year.          (28,255)          (31,523)         (144,662)
                                  --------          --------         ---------
Foreign currency
 translation adjustment:
  Balance at beginning of
   year..................             (197)             (316)              214
  Translation adjustment.             (119)              507               259
  Adjustment to conform
   fiscal years of pooled
   businesses............              --                 23               --
                                  --------          --------         ---------
  Balance at end of year.             (316)              214               473
                                  --------          --------         ---------
  Total stockholders'
   equity................         $ 92,944          $158,837         $ 288,452
                                  ========          ========         =========

          See accompanying notes to consolidated financial statements.

                   PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                  YEARS ENDED DECEMBER 31,
                                                 -----------------------------
                                                   1993      1994      1995
Cash flows from operating activities:
Net income (loss)............................... $    625  $ (2,644) $(111,933)
Adjustments to reconcile net income (loss) to
 net cash provided by (used in) operating
 activities:
  Depreciation and amortization.................    8,466    12,218     20,984
  Acquired in-process technology................    8,735    24,594     88,493
  Write-off of capitalized software and goodwill
   in connection with product stabilization and
   mergers......................................    1,509       --         942
  Noncash compensation..........................      --        186         78
  Changes in assets and liabilities, net of
   acquisitions:
    Accounts receivable.........................  (11,581)  (18,718)   (52,522)
    Deferred income taxes.......................   (1,201)    1,335    (12,986)
    Refundable income taxes.....................     (211)   (2,234)     2,615
    Accrued interest and other current assets...     (235)   (1,641)    (3,313)
    Accounts payable............................      868     3,285      5,656
    Deferred revenue............................    7,127     9,492     18,342
    Other.......................................    6,221     6,458     16,074
                                                 --------  --------  ---------
Net cash provided by (used in) operating
 activities.....................................   20,323    32,331    (27,570)
                                                 --------  --------  ---------
Cash flows from investing activities:
  Purchases of investment securities............  (17,815)  (24,389)   (60,763)
  Sales of investment securities................      --        --      75,187
  Maturities of investment securities...........   15,271    18,910     10,753
  Purchases of property and equipment...........   (7,714)  (13,492)   (38,780)
  Capitalized software development costs........   (8,507)  (10,898)   (18,925)
  Payments for acquisitions.....................   (1,308)  (22,756)  (103,085)
  Other assets..................................   (1,217)    1,549       (482)
                                                 --------  --------  ---------
Net cash used in investing activities...........  (21,362)  (51,076)  (136,095)
                                                 --------  --------  ---------
Cash flows from financing activities:
  Proceeds from issuance of common stock, net of
   issuance costs...............................    4,477    65,909    194,420
  Repurchase of common stock....................       (4)   (1,400)        (2)
  Proceeds from exercise of stock options.......      690     3,826      4,144
  Income tax benefit from stock option
   exercises....................................    3,705       108        --
  Short-term borrowings.........................    1,220     1,675      8,205
  Payments on borrowings........................   (2,035)   (1,675)    (7,296)
  Other.........................................       92      (937)      (214)
                                                 --------  --------  ---------
Net cash provided by financing activities.......    8,145    67,506    199,257
                                                 --------  --------  ---------
Adjustment to conform fiscal years of pooled
 businesses.....................................      --        276     (2,203)
                                                 --------  --------  ---------
Net increase in cash and cash equivalents.......    7,106    49,037     33,389
Cash and cash equivalents at beginning of year..   22,315    29,421     78,458
                                                 --------  --------  ---------
Cash and cash equivalents at end of year........ $ 29,421  $ 78,458  $ 111,847
                                                 ========  ========  =========

          See accompanying notes to consolidated financial statements.

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Nature of Operations

  PLATINUM technology, inc. and its subsidiaries (collectively, the Company or PLATINUM) develop, market and support software products, and offer related consulting services and educational programs, for administering the prevailing complex, heterogeneous computing environment in today's data intensive organizations. PLATINUM offers software solutions in five primary categories: systems management, data warehousing, business intelligence, application lifecycle, and database management. The Company markets and supports it products and services principally through its own sales organization, as well as a network of independent organizations (the affiliates).

 Use of Estimates

  In preparing the consolidated financial statements, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Principles of Consolidation

  The consolidated financial statements include the accounts of PLATINUM technology, inc. and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

 Revenue Recognition

  Revenue from software product sales of perpetual and fixed-term license agreements is recognized upon product delivery and customer acceptance. Software product sales under extended payment terms are discounted to present value using implicit interest rates. Revenue from maintenance fees implicit in software product sales or separately priced maintenance agreements is recognized on a straight-line basis over the maintenance period.

  Professional services revenues are derived from the Company's consulting services business and educational programs. These revenues are comprised of both time and material contracts and fixed-price contracts. Time and material contracts revenue is recognized as services are performed. Fixed-price contracts revenue is recognized based on the percentage-of-completion method.

 Cash Equivalents and Investment Securities

  Cash equivalents are comprised of certain highly liquid investments with original maturities of less than three months. Investment securities generally consist of U.S. Treasury notes and municipal bonds with original maturities generally ranging from two to five years. The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on January 1, 1994. Under SFAS No. 115, the Company classifies its investment securities as available-for-sale.

  Available-for-sale securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity. Interest income is recognized when earned. At December 31, 1995, the amortized cost of these investments closely approximated fair market value and accordingly, unrealized gains and losses were not material.

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

 Property and Equipment

  Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on the estimated useful lives, generally five to eight years, of the various classes of property and equipment. Amortization of leasehold improvements is computed over the shorter of the lease term or estimated useful life of the asset.

 Purchased and Developed Software

  Software development costs are accounted for in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Costs associated with the planning and designing phase of software development, including coding and testing activities necessary to establish technological feasibility, are classified as product development and expensed as incurred. Once technological feasibility has been determined, additional costs incurred in development, including coding, testing, and documentation writing, are capitalized.

  Amortization of purchased and developed software is provided on a product-by-product basis over the estimated economic life of the software, generally four to five years, using the straight-line method. This method results in greater amortization than the method based on the ratio of current year gross product revenue to current and anticipated future gross product revenue. Amortization commences when a product is available for general release to customers. Unamortized capitalized costs determined to be in excess of the net realizable value of a product are expensed at the date of such determination.

 Excess of Cost Over Net Assets Acquired

  Excess of cost over net assets acquired is amortized on a straight-line basis over the expected period to be benefited, generally seven to ten years. Adjustments to the carrying value of excess over net assets acquired are made if the sum of expected future net cash flows from the business acquired is less than book value.

 Income Taxes

  Income taxes are accounted for in accordance with SFAS No. 109 "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment.

 Fair Value of Financial Instruments

  The fair values of financial instruments were not materially different from their carrying values.

 Earnings Per Share

  Net income per share is based on the weighted average number of shares outstanding and includes the dilutive effect of unexercised stock options using the treasury stock method. Net loss per share is based on the weighted average number of shares outstanding and does not include the effect of unexercised stock options.

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

 Foreign Currency Translation

  The financial position and results of operations of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Accordingly, assets and liabilities are translated into U.S. dollars using current exchange rates as of the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the year. Translation adjustments arising from differences in exchange rates are included as a separate component of stockholders' equity.

 Supplemental Cash Flow Disclosure

  Net income tax refunds received by the Company amounted to $(46,000), $(72,000), and $(933,000) in 1993, 1994 and 1995, respectively. Cash paid for income taxes in 1993, 1994 and 1995 was $707,000 and $3,914,000, and $615,000,
respectively. Cash paid for interest in 1993, 1994, and 1995 was $403,000, $272,000 and $784,000, respectively.

 Reclassifications

  Certain prior year balance sheet items have been reclassified to conform to the 1995 presentation. In addition, certain prior years' costs and expenses have been reclassified to conform to the 1995 presentation.

2. ACQUISITIONS

  On June 15, 1995, the Company acquired all of the outstanding capital stock of Software Interfaces, Inc. (SII), a leading provider of data access, reporting, and data conversion utilities for relational and non-relational database management systems. The Company issued 1,085,450 shares of its common stock for all the outstanding shares of SII common stock. In addition, the Company assumed stock options which converted into options to purchase 14,377 shares of common stock.

  On August 9, 1995, the Company acquired all of the outstanding capital stock and warrants of Answer Systems, Inc. (Answer), a pioneer in client/server help desk solutions, in exchange for 1,567,946 shares of common stock. In addition, the Company assumed stock options which converted into options to purchase 42,176 shares of common stock.

  On August 16, 1995, the Company acquired all of the outstanding capital stock of Locus Computing Corporation (Locus), a leading provider of consulting services for information technology users and suppliers, in exchange for 1,452,445 shares of common stock. In addition, the Company assumed stock options which converted into options to purchase 231,095 shares of common stock.

  On August 23, 1995, the Company acquired all of the outstanding capital stock of Altai, Inc. (Altai), a vendor of integrated automated operations software for open computing, in exchange for 1,098,295 shares of common stock. In addition, the Company assumed stock options which converted into options to purchase 52,696 shares of common stock.

  On August 25, 1995, the Company acquired all of the outstanding capital stock of Trinzic Corporation (Trinzic), a major provider of data warehousing and open systems tools and services, in exchange for 6,654,484 shares of common stock. In addition, the Company assumed stock options which converted into options to purchase 620,948 shares of common stock.

  On November 17, 1995, the Company acquired all of the outstanding capital stock of Softool Corporation (Softool), a leading provider of software change and configuration management technology, in exchange for 1,452,708 shares of common stock.

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

  On February 8, 1996, the Company acquired all of the outstanding capital stock of Prodea Software Corporation (Prodea), a leading provider of data warehousing and business intelligence tools, in exchange for 2,126,913 shares of common stock.

  On March 26, 1996, the Company acquired all of the outstanding capital stock of Paradigm Systems Corporation (Paradigm), a leading provider of professional services, in exchange for 762,503 shares of common stock. In addition, the Company assumed stock options which converted into options to purchase 55,228 shares of common stock.

  On March 29, 1996, the Company acquired all of the outstanding capital stock of Axis Systems International, Inc. (Axis), a leading provider of professional services, in exchange for 319,926 shares of common stock. In addition, the Company assumed stock options which converted into options to purchase 59,986 shares of common stock.

  Each of the aforementioned transactions was accounted for as a pooling of interests and, accordingly, the consolidated financial statements have been restated as if the combining companies had been combined for all periods presented. Merger costs relating to the acquisitions consummated in 1995 amounted to $30,819,000, of which $7,341,000 were included in other accrued liabilities at December 31, 1995. These costs included investment banking and other professional fees, write downs of certain assets, employee severance payments, costs of closing excess of facilities, and various other expenses.

  The following information reconciles total revenues and net income (loss) of PLATINUM technology, inc. as previously reported with the amounts presented in the accompanying consolidated statements of operations for the three years ended December 31, 1993, 1994 and 1995 (in thousands):

                              1993              1994               1995
                             --------------------------------------------------
                                   NET               NET                NET
                                 INCOME            INCOME             INCOME
                        REVENUES (LOSS)   REVENUES (LOSS)   REVENUES  (LOSS)
   PLATINUM (1)........ $ 62,165 $ 3,002  $ 95,749 $(3,200) $275,921 $(112,474)
   SII.................    3,397      59     3,716     303       --        --
   Answer..............    6,414     700     7,122     314       --        --
   Locus...............   24,248  (2,647)   29,148   1,817       --        --
   Altai...............   13,485     566    14,556     732       --        --
   Trinzic.............   44,248   3,154    45,428     895       --        --
   Softool.............    6,807   1,111     6,778    (696)      --        --
   Prodea..............    4,446    (139)    2,868  (3,657)    5,804       159
   Paradigm............    4,659      27    13,224      93    15,218         1
   Axis................    5,511     147     6,850     305     7,733       381
   Adjustments.........      --   (5,355)      --      450       --        --
                        -------- -------  -------- -------  -------- ---------
       Total........... $175,380 $   625  $225,439 $(2,644) $304,676 $(111,933)
                        ======== =======  ======== =======  ======== =========

---------------------
(1) Represents the historical results of PLATINUM technology, inc. without considering the effect of the poolings of interests transactions. All merger costs and acquired in-process technology charges are reflected in PLATINUM.

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

  The following information sets forth the 1995 results of the acquired companies during the periods preceding their acquisition. The 1995 results presented for SII, Answer, Locus, Altai, and Trinzic are for the six months ended June 30, 1995. The 1995 Softool results are for the nine months ended September 30, 1995. The 1995 Prodea, Paradigm and Axis results are for the year ended December 31, 1995.

                                                                      NET INCOME
                                                             REVENUES   (LOSS)
                                                               (IN THOUSANDS)
      SII................................................... $ 1,318   $  (453)
      Answer................................................   4,840       346
      Locus.................................................  15,469       231
      Altai.................................................  10,306       913
      Trinzic...............................................  22,585    (1,283)
      Softool...............................................   5,868      (509)
      Prodea................................................   5,804       159
      Paradigm..............................................  15,218         1
      Axis..................................................   7,733       381

  The consolidated statement of operations for the year ended December 31, 1995 reflects the impact of Trinzic's operating results for the quarter ended March 31, 1995, which are also included in the year ended December 31, 1994 statement of operations due to differences in reporting periods relative to PLATINUM. The revenues and net income of Trinzic included more than once were $12,553,000 and $215,000, respectively.

  The consolidated statement of operations for the year ended December 31, 1995 reflects the impact of certain operating results included more than once, due to the differences in reporting periods of Altai and Locus relative to that of PLATINUM. The revenues and net income of Altai include more than once were $2,514,000 and $441,000, respectively. The revenues and net income of Locus included more than once were $3,197,000 and $568,000, respectively.

  The consolidated statement of operations for the year ended December 31, 1994 reflects the impact of certain operating results also included in the year ended December 31, 1993 statement of operations due to the differences in reporting periods of certain companies relative to that of PLATINUM. The following summarizes each company, the period included more than once, and revenues and net income included in the statements of operations for both the years ended December 31, 1994 and 1993:

                                            SIX MONTHS ENDED REVENUES NET INCOME
                                                               (IN THOUSANDS)
      Altai................................  July 31, 1994   $ 7,143     $267
      Answer...............................  June 30, 1994     3,126      257
      SII..................................  June 30, 1994     1,517      101
                                                             -------     ----
      Total................................                  $11,786     $625
                                                             =======     ====

  The Company has also made a number of acquisitions that have been accounted for under the purchase method. Accordingly, purchase prices have been allocated to identifiable tangible and intangible assets acquired and liabilities assumed based on their estimated fair values and amounts allocated to acquired in-process technology have been expensed at the time of acquisition. Excess of cost over net assets acquired is amortized on a straight-line basis over the expected period to be benefited, generally seven to ten years. The accompanying consolidated statements of operations reflect the results of operations of the acquired companies since the dates the acquisitions were completed.

  To determine the fair market value of the acquired in-process technology, the Company considered the three traditional approaches of value: the cost approach, the market approach, and the income approach. The Company

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES relied primarily on the income approach, whereupon fair market value is a function of the future revenues expected to be generated by an asset, net of all allocable expenses and a charge for the use of any contributory assets, and discounted to present value based on the specific level of risk in achieving the forecasted asset earnings. The income approach focuses on the income producing capability of the acquired assets and best represents the present value of the future economic benefits expected to be derived from these assets.

  Technological feasibility for the acquired in-process technologies had not been reached based on design and development activities in place requiring further refinement and testing. The development activities required to complete the acquired in-process technologies include additional coding, cross-platform porting and validation, quality assurance procedures, and customer beta test.

  The acquired technologies represent unique and emerging technologies, the application of which is limited to the Company's open enterprise systems software strategy. Accordingly, these acquired technologies have no alternative future use.

  Effective December 1993, the Company acquired all of the outstanding shares of Datura Corporation, a developer of database management tools, for approximately $6,000,000. Effective August 1994, the Company acquired all of the outstanding shares of Dimeric Development, Inc., a developer of database tools, for approximately $7,600,000. Effective September 1994, the Company acquired the net assets of Aston Brooke Corporation, a developer of performance management tools, for approximately $6,500,000.

  Effective December 1994, the Company acquired the net assets of AutoSystems Corporation for approximately $10,000,000. The Company may be required to make additional payments of up to $8,000,000 over a period of six years, contingent upon the results of AutoSystems' operations over the course of that period. These additional payments will be charged to compensation expense in the periods in which they are earned.

  During 1994, the Company also acquired certain software technologies with an aggregate purchase price of approximately $1,900,000.

  The Company also terminated its agreements with three of its former European affiliates and established wholly-owned subsidiaries for these operations during 1994. Prior to their termination, these affiliates were independent organizations that contracted with the Company to support and promote the Company's software products and educational services. The aggregate amount paid in these transactions was approximately $10,000,000.

  Effective March 1995, the Company acquired the stock of SQL Software Corporation, a provider of Windows-based development tools for managing multiple relational databases, the assets of Viatech Development, Inc., a provider of electronic distribution tools, and the assets of BrownStone Solutions Inc., a vendor of repository technology. The aggregate purchase price for these acquisitions was approximately $13,600,000. Also effective March 1995, the Company acquired all of the capital stock of Reltech Group, Inc., a vendor of repository technology, for approximately $17,300,000 (50% in cash and 50% in common stock of the Company).

  Effective July 1995, the Company purchased all the outstanding shares of Advanced Software Concepts, Inc. (ASC), a leading provider of distributed storage network management solutions for heterogeneous environments. The aggregate purchase price was approximately $7,000,000. The Company may be required to make additional payments of up to $3,000,000 contingent upon the results of ASC's operations. These additional payments will be charged to compensation expense in the periods in which they are earned.

  Effective November 1995, the Company purchased substantially all of the assets of ProtoSoft, Inc., a pioneer in portable, object-oriented analysis and design software for building enterprise-wide applications and

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES the developer of Paradigm Plus, for approximately $41,000,000, (75% in cash and 25% in common stock of the company).

  Effective December 1995, the Company purchased all of the outstanding shares of AIB Software Corporation, a leader in multi-platform application development and testing tools, for approximately $11,200,000 (80% in common stock and 20% in cash); Protellicess Software, Inc., a leader in enterprise project and process management software, in exchange for approximately $15,000,000 of common stock; and BMS Computer, Inc., a leader in integrated chargeback systems that provide job accounting, chargeback, cost analysis, and resource reporting for heterogeneous environments, for an aggregate purchase price of approximately $6,900,000.

  During 1995, the Company also acquired certain software technologies with an aggregate purchase price of approximately $10,227,000.

  Internationally, during 1995, the Company acquired Echo-Soft Technologies Sarl, a software sales and consulting firm located in France, Krystal Software SA, an international affiliate of the Company in France, and Sequel UK Ltd., an international affiliate of the Company in the United Kingdom. The Company also terminated its agreements with four other international affiliates and established wholly-owned subsidiaries for these operations. The aggregate price for these transactions was approximately $11,563,000.

  The following unaudited pro forma summary presents the Company's results of operations as if the acquisitions accounted for as purchases had occurred at the beginning of each period. This summary is provided for information purposes only. It does not necessarily reflect the actual results that would have occurred had the acquisitions been made as of those dates or of results that may occur in the future.

                                                              1994      1995
                                                             (IN THOUSANDS ,
                                                             EXCEPT PER SHARE
                                                                  DATA)
      Revenues............................................. $239,831  $ 326,686
      Net loss.............................................   (4,453)  (110,356)
      Net loss per share...................................    (0.11)     (2.55)

  The aggregate payments for acquisition-related payables in connection with the acquisitions described above for each of the next five years subsequent to December 31, 1995 are estimated to be as follows:

                                                                  (IN THOUSANDS)
      1996.......................................................    $12,518
      1997.......................................................      6,921
      1998.......................................................      1,990
      1999.......................................................        820
      2000 and thereafter........................................         25
                                                                     -------
                                                                     $22,274
                                                                     =======

3. INVESTMENT SECURITIES

  The amortized cost, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of investment securities at December 31, 1995 were as follows:

                                                     GROSS      GROSS
                                                   UNREALIZED UNREALIZED
                                         AMORTIZED  HOLDING    HOLDING    FAIR
                                           COST      GAINS      LOSSES    VALUE
                                                     (IN THOUSANDS)
      Available-for-sale:
        Current.........................  $ 7,802     $ 6        $(20)   $ 7,788
        Due after one year..............   13,126      86         (22)    13,190
                                          -------     ---        ----    -------
                                          $20,928     $92        $(42)   $20,978
                                          =======     ===        ====    =======

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

  The scheduled maturities for investment securities at December 31, 1995 were as follows:

                                          LESS THAN           MORE THAN
                                           1 YEAR   1-5 YEARS  5 YEARS   TOTAL
                                                     (IN THOUSANDS)
      U.S. Government bonds..............  $2,015    $  --     $   116  $ 2,131
      State and municipal bonds..........   5,276     1,490      5,620   12,386
      Other..............................     511     1,100      4,800    6,411
                                           ------    ------    -------  -------
                                           $7,802    $2,590    $10,536  $20,928
                                           ======    ======    =======  =======

  Under the specific identification method, the gross realized gains and losses on the sale of investment securities available-for-sale were approximately $467,000 and $(135,000), respectively, for the year ended December 31, 1995.

  The Company had historically reported its investment securities as held-to-maturity. On July 1, 1995, the Company changed its classification of investments from held-to-maturity to available-for-sale. The Company determined that in order to pursue its acquisition strategy, certain of its investments would be sold to meet cash requirements, and, as a result, sold certain of its investments prior to their maturity. The impact of the change in classification was not material to the consolidated financial statements as the amortized cost approximated the fair value.

4. PROPERTY AND EQUIPMENT

  Property and equipment are summarized as follows:

                                                                  1994    1995
                                                                 (IN THOUSANDS)
      Furniture and fixtures.................................... $ 9,537 $19,861
      Computers and software....................................  26,494  37,497
      Transportation............................................      73   8,034
      Leasehold improvements....................................   6,272  13,889
                                                                 ------- -------
                                                                  42,376  79,291
      Less accumulated depreciation and amortization............  20,644  28,287
                                                                 ------- -------
                                                                 $21,732 $51,004
                                                                 ======= =======

5. PURCHASED AND DEVELOPED SOFTWARE

  Purchased and developed software consists of the following:

                                                                  1994    1995
                                                                 (IN THOUSANDS)
      Purchased software........................................ $ 5,002 $24,809
      Software development costs................................  32,574  51,499
                                                                 ------- -------
                                                                  37,576  76,308
      Less accumulated amortization.............................  14,704  24,040
                                                                 ------- -------
                                                                 $22,872 $52,268
                                                                 ======= =======

  During the years ended December 31, 1993, 1994, and 1995 $8,507,000, $10,898,000, and $19,867,000, respectively, of software development costs were capitalized. The Company recognized amortization expense

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES applicable to internally developed capitalized software of $3,717,000, $4,911,000, and $6,276,000, during 1993, 1994, and 1995, respectively. The
Company recognized amortization expense applicable to purchased software of $577,000, $859,000, and $3,081,000, during 1993, 1994, and 1995, respectively.
During 1995, the Company wrote-off $942,000 of capitalized software costs related to certain Trinzic product technologies.

  The increase in purchased software costs in 1995, as compared to 1994, is primarily attributable to the Company's acquisitions and purchases of certain product technologies.

6. INSTALLMENT ACCOUNTS RECEIVABLE

  Installment accounts receivable consist of the following:

                                                                1994     1995
                                                               (IN THOUSANDS)
      Current installment receivables......................... $ 2,110  $ 8,682
      Allowance for uncollectible amounts.....................     (17)    (103)
      Unamortized discount and maintenance fees...............    (842)  (2,521)
                                                               -------  -------
                                                                 1,251    6,058
                                                               =======  =======
      Non-current installment receivables.....................  11,350    1,777
      Allowance for uncollectible amounts.....................    (101)     (11)
      Unamortized discount and maintenance fees...............  (6,644)  (1,239)
                                                               -------  -------
                                                               $ 4,605  $   527
                                                               =======  =======

  Non-current installment receivables are classified in other assets in the consolidated balance sheets.

7. EMPLOYEE BENEFIT PLANS

  The Company has various defined contribution retirement plans (401(k) and profit sharing) for qualified employees. Employer contributions made under the plans totaled $107,000, $241,000, and $406,000, in 1993, 1994, and 1995,
respectively.

8. LINES OF CREDIT

  At December 31, 1995, the Company had $33,300,000 in secured and unsecured bank lines of credit under which borrowings bear interest ranging from the bank's prime rate to the bank's prime rate plus 2 1/2%. Certain of these lines of credit are subject to limitations based on levels of accounts receivable, and certain other financial ratios. At December 31, 1995, total borrowings under these lines of credit were approximately $1,407,000.

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

9. STOCK OPTIONS

  The Company has several stock option plans, including the plans assumed in certain acquisitions described in note 2. Stock option transactions for the three-year period ended December 31, 1995, for all plans, are summarized below.

                                                        SHARES        PRICE
      Outstanding on December 31, 1992...............  5,648,935  $0.0025-57.30
      Granted........................................  1,294,576   1.3825-33.73
      Exercised......................................   (393,674)  0.0025-11.26
      Canceled.......................................   (138,532)    0.25-57.30
                                                      ----------
      Outstanding on December 31, 1993...............  6,411,305   0.0025-57.30
      Granted........................................  2,273,991     0.07-22.13
      Exercised...................................... (1,084,377)  0.0025-20.50
      Canceled.......................................   (325,615)    0.07-57.30
                                                      ----------
      Outstanding on December 31, 1994...............  7,275,304   0.0025-57.30
      Granted........................................  1,960,711     0.07-23.75
      Exercised......................................   (746,617)  0.0025-20.50
      Canceled....................................... (1,116,118)    0.07-33.72
                                                      ----------
      Outstanding on December 31, 1995...............  7,373,280  $0.0025-57.30
      Exercisable on December 31, 1995...............  3,789,621  $0.0025-57.30

10. INCOME TAXES

  Income tax expense (benefit) for the years ended December 31, 1993, 1994, and 1995 consists of the following:

                                                       1993     1994    1995
                                                           (IN THOUSANDS)
      Current:
        Federal...................................... $ 4,371  $1,084 $     315
        State........................................   1,592     190       133
        Foreign......................................     630     836       472
      Deferred:
        Federal......................................  (1,424)    428    (7,991)
        State........................................    (401)    935    (4,877)
                                                      -------  ------ ---------
                                                       $4,768  $3,473 $(11,948)
                                                      =======  ====== =========

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

  The reconciliation of income taxes computed using the Federal statutory rate of 35% to the income tax provision is as follows:

                                                       1993    1994      1995
                                                          (IN THOUSANDS)
      Statutory tax.................................. $1,888  $   290  $(43,358)
      State income tax, net of federal tax benefit...     94      568    (4,836)
      Research and experimentation credits...........   (542)      (1)   (1,213)
      Foreign tax credit.............................   (510)     (60)     (239)
      Foreign taxes..................................  1,964    1,423       240
      Foreign sales corporation......................   (565)    (401)     (294)
      Municipal interest.............................   (289)    (431)     (554)
      Utilization of net operating losses............   (229)    (302)      --
      Stock acquisitions.............................  2,205    2,626    11,450
      Change in valuation allowance..................  1,111   (2,293)   22,856
      Change in tax accounting method................    --     1,596       176
      Nondeductible merger costs.....................    --       --      4,625
      Other..........................................   (359)     458      (801)
                                                      ------  -------  --------
      Effective tax.................................. $4,768  $ 3,473  $(11,948)
                                                      ======  =======  ========

  The tax effects of temporary differences and carryforwards which give rise to deferred tax assets and liabilities at December 31, 1995 and 1994 are as follows:

                                                               1994      1995
                                                              (IN THOUSANDS)
      Deferred tax assets:
        Deferred revenue.................................... $  6,956  $  5,804
        Allowance for doubtful accounts.....................      372       964
        Net operating loss carryforwards....................   15,325    53,685
        Foreign net operating losses........................      --      3,006
        General business, AMT, and state tax credits........    5,770     6,365
        Foreign tax credits.................................    1,333     1,270
        Accrued expenses and reserves.......................    1,260       856
        Rent abatement......................................       17     2,143
        Purchased research and development..................    1,169       --
        Other...............................................      561     1,153
                                                             --------  --------
          Total gross deferred tax assets...................   32,763    75,246
      Less valuation allowance..............................  (24,472)  (47,328)
                                                             --------  --------
          Net deferred tax assets...........................    8,291    27,918
      Deferred tax liabilities:
        Capitalized software, net...........................    7,297    12,566
        Installment sales...................................      654     1,175
        Acquired technology.................................      --      2,952
        Other...............................................      979       766
                                                             --------  --------
          Total gross deferred liabilities..................    8,930    17,459
                                                             --------  --------
      Net deferred tax asset (liability).................... $   (639) $ 10,459
                                                             ========  ========

  The net change in the total valuation allowance during 1993, 1994, and 1995 was an increase of $1,111,000, a decrease of $2,293,000, and an increase of $22,856,000, respectively. The Company has reduced the deferred

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES tax assets by a valuation allowance to reflect the estimated amount of deferred tax assets which will more likely than not be realized. The net deferred tax asset at December 31, 1995, reflects management's estimate of the amount which will be realized as a result of future profitability.

  The exercise of certain stock options results in state and Federal income tax benefits to the Company. The benefit is equal to the difference between the market price at the date of exercise and the option price at the applicable tax rate. The current tax benefit does not flow through the statement of operations, but is credited directly to paid-in capital. As a result of stock option exercises during 1993, 1994, and 1995, $3,705,000, $108,000, and $-0-, respectively, were credited to paid-in capital.

  At December 31, 1995, the Company has approximately $133,000,000 of net operating loss carryforwards and $7,470,000 of tax credit carryforwards, which are available to reduce future Federal income taxes, if any, through the year 2010. The Company's ability to utilize the net operating loss carryforwards and available tax credits may be limited due to the changes in ownership as a result of business combinations.

11. COMMITMENTS AND CONTINGENCIES

 Operating Leases

  The Company leases office space, computer and telecommunications equipment under long-term lease agreements expiring through the year 2003. Total future minimum lease payments under noncancelable leases are as follows:

                                                                  (IN THOUSANDS)
      1996.......................................................   $ 23,555
      1997.......................................................     23,046
      1998.......................................................     20,823
      1999.......................................................     16,228
      2000 and thereafter........................................     37,518
                                                                    --------
                                                                    $121,170
                                                                    ========

  Total rent expense under all operating leases amounted to $9,992,000, $11,875,000, and $14,869,000 in 1993, 1994, and 1995, respectively.

 Receivables Sold with Recourse

  At December 31, 1995, certain accounts receivable sold with recourse were outstanding. The Company's maximum exposure under the recourse provisions was approximately $5,177,000. A portion of these receivables are secured by security interests in the related software. The fair market value of the recourse obligation at December 31, 1995 was not determinable.

 Litigation

  The Company is subject to certain legal proceedings and claims which have arisen in the ordinary course of business and have not been fully adjudicated. Management currently believes the ultimate outcome of these matters will not have a material adverse effect on the Company's results of operations or financial position.

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

12. OTHER INCOME (EXPENSE)

  Other income (expense) for the years ended December 31, 1993, 1994 and 1995 is comprised of the following:

                                                          1993    1994    1995
                                                            (IN THOUSANDS)
      Interest income................................... $2,501  $2,843  $4,956
      Interest expense..................................   (435)   (275)   (745)
      Foreign exchange gain (loss)......................    (85)    282      66
      Other.............................................     76     202       4
                                                         ------  ------  ------
                                                         $2,057  $3,052  $4,281
                                                         ======  ======  ======

13. RESTRUCTURING COSTS

  In 1993, total restructuring costs of $4,659,000 were incurred by Trinzic and Locus. In connection with the stabilization of its KBMS software product, Trinzic recorded restructuring costs of $2,844,000, consisting of $1,509,000 for the write-off of capitalized software developments costs and $1,335,000 for the discontinuation of the data center used for development activities and for employee severance payments. Trinzic did not complete development of new releases or release updates of this product beyond the existing version level and has not renewed current maintenance arrangements beyond the remaining contract terms. Locus recorded a $1,815,000 charge to income for the repositioning of its operations. This resulted from Locus' decision to significantly reduce its presence in Europe and to reduce its work force in the United States to become more competitive. The charge was primarily composed of amounts needed for reductions in work force and a loss on subleasing the unused portion of its corporate facility.

14. SEGMENT AND GEOGRAPHIC INFORMATION

  The Company operates in one industry segment. The Company markets and services its products in the United States and in foreign countries through its direct sales organization and affiliates (which are non-controlled product representatives).

  The following table presents information about the Company by geographic area. Export sales and certain income and expense items are reported in the geographic area where the final sale is made rather than where the transaction originates.

                                             NORTH
                                            AMERICA   EUROPE   OTHER    TOTAL
                                                     (IN THOUSANDS)
      1993:
        Revenues.......................... $ 149,714  $22,643 $ 3,023 $ 175,380
        Operating income (loss)...........    (3,760)   6,526     570     3,336
        Identifiable assets...............   161,552    7,078   1,252   169,882
      1994:
        Revenues.......................... $ 186,075  $32,622 $ 6,742 $ 225,439
        Operating income (loss)...........   (12,656)   9,679     754    (2,223)
        Identifiable assets...............   240,606   19,863   2,291   262,760
      1995:
        Revenues.......................... $ 233,056  $55,663 $15,957 $ 304,676
        Operating income (loss)...........  (141,930)   9,684   4,084  (128,162)
        Identifiable assets...............   377,112   53,828   7,248   438,188

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

  The revenue and operating income amounts above exclude the effect of intercompany royalties. The North America operating losses in 1993, 1994, and 1995, include all merger costs, restructuring costs and acquired in-process technology charges.

  No single customer accounted for 10% or more of revenues in 1993, 1994, or 1995.

15. SUBSEQUENT EVENTS

  On January 17, 1996, the Company acquired all of the outstanding capital stock of Advanced Systems Technologies, Inc., a developer of performance management tools, in exchange for approximately $6,000,000 (344,640 shares) of the Company's common stock. This acquisition will be accounted for under the purchase method and a significant portion of the purchase price will be charged to acquired in-process technology in the first quarter of 1996.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REP-RESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPEC-TUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IM-PLICATION THAT THE INFORMATION CONTAINED HEREIN IS CURRENT AS OF ANY TIME SUB-SEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
Prospectus Summary........................................................    3
Risk Factors..............................................................    7
Use of Proceeds...........................................................   14
Price Range of Common Stock...............................................   14
Dividend Policy...........................................................   14
Capitalization............................................................   15
Selected Consolidated Financial Data......................................   16
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   17
Business..................................................................   25
Description of the Notes..................................................   35
Description of Capital Stock..............................................   47
Certain Federal Income Tax Considerations.................................   50
Underwriting..............................................................   54
Incorporation of Certain Documents by Reference...........................   56
Available Information.....................................................   56
Legal Matters.............................................................   57
Experts...................................................................   57
Index to Financial Statements.............................................  F-1

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                                  $85,000,000

                                     LOGO

                                 % CONVERTIBLE
                              SUBORDINATED NOTES
                                   DUE 2001

                               ----------------

                                  PROSPECTUS

                               ----------------

                         DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

                               HAMBRECHT & QUIST

                         ROBERTSON, STEPHENS & COMPANY


                                    , 1996

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

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Set forth below is an estimate of the approximate amount of fees and expenses (other than underwriting commissions and discounts) payable in connection with the issuance and distribution of the Notes pursuant to the Prospectus contained in this Registration Statement. The Company will pay all of these expenses.

      Securities and Exchange Commission registration fee............. $ 29,622
      NASD filing fee.................................................   10,275
      Nasdaq listing fee..............................................    1,000
      Accountants fees and expenses...................................   75,000
      Blue Sky fees and expenses......................................   10,000
      Legal fees and expenses.........................................   75,000
      Printing and Engraving..........................................  125,000
      Miscellaneous expenses..........................................  124,103
                                                                       --------
          Total....................................................... $450,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Article Ten of the Company's Restated Certificate of Incorporation provides that the Company shall indemnify its directors to the full extent permitted by the Delaware General Corporation Law and may indemnify its officers to such extent, except that the Company shall not be obligated to indemnify any such person (i) with respect to proceedings, claims or actions initiated or brought voluntarily by any such person and not by way of defense, or (ii) for any amounts paid in settlement of an action indemnified against by the Company without the prior written consent of the Company. With the approval of its stockholders, the Company has entered into indemnity agreements with each of its directors and certain of its officers. These agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification, and to obtain directors' and officers' liability insurance if available on reasonable terms.

  In addition, Article Nine of the Company's Restated Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit.

  Reference is made to Section 145 of the General Corporation Law of the State of Delaware which provides for indemnification of directors and officers in certain circumstances.

  The Company has purchased an insurance policy under which its is entitled to be reimbursed for certain indemnity payments it is required or permitted to make to its directors and officers.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits

      1        Form of Underwriting Agreement
      4.1*     Form of Indenture between the Company and American National Bank and Trust Company of Chicago, as Trustee
      4.2*     Form of Note (included in Exhibit 4.1)
      4.3      Conformed copy of Restated Certificate of Incorporation of the
                Company, as amended, incorporated by reference to Exhibit
                3.1(d) to the Company's Registration Statement on Form S-1,
                Registration Statement No. 333-07783
      4.4      Bylaws of the Company, incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1,
                Registration Statement No. 33-39233 (the "IPO
                S-1")
      4.5      Specimen stock certificate representing Common Stock,
                incorporated by reference to Exhibit 4.1 to the IPO S-1
      4.6      Rights Agreement dated as of December 21, 1995 between the
                Company and Harris Trust and Savings Bank, incorporated by reference to the Company's Registration Statement on Form 8-A,
                filed December 26, 1995
      5        Opinion of Katten Muchin & Zavis as to the legality of the securities being registered (including consent)
     12.1*     Computation of Ratio of Earnings to Fixed Charges
     12.2      Computation of Ratio of Total Debt to Total Capitalization
     15*       Acknowledgment of KPMG Peat Marwick LLP regarding independent auditors' review report
     23.1      Consent of KPMG Peat Marwick LLP with respect to the Company's financial statements
     23.2*     Consent of Deloitte & Touche LLP with respect to Trinzic's financial statements
     23.3*     Consent of Ernst & Young LLP with respect to Altai's financial statements
     23.4*     Consent of Coopers & Lybrand L.L.P. with respect to Answer's financial statements
     23.5*     Consent of Arthur Andersen LLP with respect to Locus' financial statements
     23.6*     Consent of Arthur Andersen LLP with respect to Softool's
                financial statements
     23.7*     Consent of Price Waterhouse LLP with respect to Reltech's
                financial statements
     23.8*     Consent of KPMG Peat Marwick LLP with respect to ProtoSoft's financial statements
     23.9*     Consent of KPMG Peat Marwick LLP with respect to Prodea's
                financial statements
     23.10     Consent of Katten Muchin & Zavis (contained in their opinion filed as Exhibit 5 hereto)
     24*       Power of Attorney (contained on the Signature page hereto)
     25        Statement of Eligibility of Trustee on Form T-1
     27*       Financial Data Schedule

---------------------

*  Previously filed with this Registration Statement.

    (b) Financial Statement Schedules

                                                                            PAGE
                                                                            ----
      Report of Independent Public Accountants............................. S-1
      Schedule II--Valuation and Qualifying Accounts....................... S-2

ITEM 17. UNDERTAKINGS.


  The Company hereby undertakes:

    (1) For purposes of determining any liability under the Securities Act of 1993 (the "Securities Act"), each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (3) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (4) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE COMPANY CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CHICAGO, STATE OF ILLINOIS, ON NOVEMBER 5, 1996.

                                          PLATINUM technology, inc.

                                               /s/ Andrew J. Filipowski
                                          By: _________________________________
                                                   Andrew J. Filipowski
                                              President and Chief Executive
                                                         Officer

  Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
    /s/ Andrew J. Filipowski         President, Chief Executive     November 5, 1996
____________________________________   Officer (Principal
        Andrew J. Filipowski           Executive Officer) and
                                       Chairman of the Board of
                                       Directors

                 *                   Executive Vice President,      November 5, 1996
____________________________________   Chief Operations Officer
         Paul L. Humenansky            and a Director

                 *                   Executive Vice President,      November 5, 1996
____________________________________   Chief Financial Officer
        Michael P. Cullinane           (Principal Financial and
                                       Accounting Officer),
                                       Treasurer and a Director

                 *                   Director                       November 5, 1996
____________________________________
          Casey G. Cowell

                 *                   Director                       November 5, 1996
____________________________________
           James E. Cowie

                 *                   Director                       November 5, 1996
____________________________________
          Steven D. Devick

                 *                   Director                       November 5, 1996
____________________________________
          Gian M. Fulgoni

         /s/ Andrew J.
      Filipowski

*By: _____________________

   Andrew J. Filipowski

     Attorney-in-Fact

                        REPORT OF INDEPENDENT AUDITORS

The Stockholders and Board of Directors of
PLATINUM technology, inc.:

  Under date of March 29, 1996, we reported on the consolidated balance sheets of PLATINUM technology, inc. and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995, as contained in a registration statement on Form S-1 of PLATINUM technology, inc. Our report is based in part on the reports of other auditors. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule. The financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

  In our opinion, based on our audits and the reports of other auditors, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                          /s/ KPMG Peat Marwick LLP

                                          KPMG Peat Marwick LLP

Chicago, Illinois
March 29, 1996

                                  SCHEDULE II

                           PLATINUM TECHNOLOGY, INC.

                       VALUATION AND QUALIFYING ACCOUNTS

         ALLOWANCE FOR DOUBTFUL ACCOUNTS           BEGINNING BAD DEBT   ENDING
          FOR TRADE ACCOUNTS RECEIVABLE             BALANCE   EXPENSE   BALANCE
Year ended December 31, 1995...................... 1,522,000 1,173,000 2,695,000
Year ended December 31, 1994...................... 1,290,000   232,000 1,522,000
Year ended December 31, 1993...................... 1,223,500    66,500 1,290,000

                                 EXHIBIT INDEX

     EXHIBITS                          DESCRIPTION
      1        Form of Underwriting Agreement
      5        Opinion of Katten Muchin & Zavis as to the legality of the securities being registered (including consent)
     12.2      Computation of Ratio of Total Debt to Total Capitalization
     23.1      Consent of KPMG Peat Marwick LLP with respect to the
                Company's financial statements
     23.10     Consent of Katten Muchin & Zavis (contained in their opin-
                ion filed as Exhibit 5 hereto)
     25        Statement of Eligibility of Trustee on Form T-1